2

08003558

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Severn Trent

*CURRENT ADDRESS

PROCESSED JUL 07 2008 THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02819 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 7/3/08



Focus on water

Annual Report and Accounts 2008

SEVERN
TRENT

Contents

Cautionary statement

This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'will', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Severn Trent Plc

Severn Trent Plc is a public limited company listed on the London Stock Exchange and registered in England and Wales with company number 2366619. This is the Annual Report and Accounts for the year ended 31 March 2008.

More information on Severn Trent Plc can be found on our website at **www.severntrent.com**.

Delivering results

- continued progress towards higher standards and greater efficiency
- outperformed against Ofwat 2007/08 determination for operating costs
- outperformed against Ofwat 2007/08 leakage target
- legacy issues nearing final resolution
- group PBIT* £469.5 million up 15.8%
- dividends to increase by 3% above inflation to 2010

*before exceptional items

Group turnover £m



2008
1,552.4
2007
1,480.2

+4.9%

Group profit before tax £m



2008
192.4
2007
325.5

-40.9%

Final dividend pence



2008
41.29
2007
38.68

+6.7%

Group profit* £m



2008
292.2
2007
252.0

* before tax, exceptional items and gains/losses on financial instruments (see income statement)

+16.0%

Earnings per share* pence



2008
97.8
2007
82.4

* from continuing operations before exceptional items, gains/losses on financial instruments and deferred tax (see note 16)

+18.7%

Total shareholder return



250
225
200
175
150
125
100
75
50
25
0
Value (£)
31-03-03
31-03-04
31-03-05
31-03-06
31-03-07

■ Severn Trent Plc □ FTSE 100 Index

This graph looks at the value at 31 March 2008, of £100 invested in Severn Trent on 31 March 2003 compared with the value of £100 invested in the FTSE 100 Index. The other points are the values at intervening financial year ends.

What we do

At Severn Trent Plc, we are focused on water. We are the second biggest water company in the FTSE 100, with two complementary businesses: Severn Trent Water and Water Technologies and Services (branded as Severn Trent Services).

We provide drinking water to 7.4 million people and sewerage services to 8.5 million people across the Midlands and mid Wales. We also provide water and waste water solutions to an increasing number of utilities and corporate clients around the world.



Our industry

The water industry in England and Wales

Coverage



Severn Trent Water's region stretches from mid Wales to Rutland and from the Bristol Channel to the Humber. We deliver nearly 2 billion litres of water a day to homes and businesses through 46,000 km of pipes. A further 54,000 km of sewers take waste water away to over 1,000 sewage works.

Regulatory framework

Our prices
Every five years, Ofwat, our economic regulator, sets annual price limits for each water company. Our current price limits were set in 2004 for the period 2005-2010 (the AMP4 period). Our new price limits for the period 2010-2015 (the AMP5 period) will be set in late 2009.

Our performance
Each water company has to submit an annual return (the June Return) to Ofwat covering its activities. This is the primary source of regulatory information and enables Ofwat to monitor and compare the performance of the companies.

Our vision for the future
In 2007, each water company was required by Ofwat to produce a 25 year Strategic Direction Statement for the years 2010-2035. This forms the key foundation for the long term direction and development of the companies. A summary of the key points in the report can be found on pages 8 and 9. A complete copy can be found by visiting. **www.stwater.co.uk/focusonwater.**

Water quality in England and Wales is regulated by the Drinking Water Inspectorate. Water abstraction, river pollution and flooding is regulated by the Environment Agency.

Water and Sewerage

Turnover

£1,279.2m*

82%

of group turnover

5,696 employees

*before elimination of intra group sales

Severn Trent Water provides high quality water and sewerage services to over 3.7 million households and businesses in the Midlands and mid Wales.

Key strengths

- amongst the lowest bills for customers in the industry
- drinking water and waste water quality above industry average
- focused management team with clear strategy
- streamlined business measuring against 20 Key Performance Indicators (KPIs)
- commitment to long term responsible stewardship of the business, to the environment, customers and the communities in which we live and work

To find out more, visit **www.stwater.co.uk**.

Water Technologies and Services

Turnover

£297.3m*

19%

of group turnover

2,985 employees

*before elimination of intra group sales

Branded as Severn Trent Services, Water Technologies and Services is one of the world's leading suppliers of water and waste water treatment solutions. Headquartered in the US, it has a growing presence in Europe, the Middle East and Asia. The business has three main divisions: Water Purification, Operating Services and Analytical Services.

Key strengths

- renowned for quality, reliability and stability
- a leader in high growth, high margin markets such as disinfection, filtration, arsenic removal and emerging ballast water treatment
- continually innovating to develop advanced technologies
- a strong track record of growth and cost control

To find out more, visit **www.severntrentservices.com**.



The right team to deliver



Sir John Egan
Chairman

I am pleased to report on a year of significant progress in implementing Severn Trent's **focus on water** business strategy.

Twelve months ago we took the unique step of publishing Key Performance Indicators (KPIs) for Severn Trent Water to demonstrate our ongoing journey to raise standards through continuous improvement.

In this Annual Report I am able to present our performance against the KPIs twelve months on, so that there is transparency in our performance.

Tony Wray, our Chief Executive, will outline in his review some of our key achievements and where we need to strive much harder as we continue to recover from the consequences of past management.

We believe we can raise standards while reducing costs through the implementation of better processes and innovation. We are currently very close to having the lowest bills in the UK. The cost of all Severn Trent water and waste activities is on average around 80p a day per household, one of the lowest costs in our industry.

Our plans for the next 25 years are set out in our Strategic Direction Statement which is summarised on pages 8 and 9.

In addition we will continue to grow Water Technologies and Services (branded Severn Trent Services) internationally by operating at the forefront of new technology as a leading supplier of water and waste water treatment solutions.

Group results

Overall Severn Trent has delivered a good performance in 2007/08, with group profit from continuing operations before tax, gains/losses on financial instruments and exceptional items at £292.2 million, an increase of 16%. Group profit from continuing operations before tax was £192.4 million (2007: £325.5 million).

In line with our declared policy, the board is proposing a final dividend of 41.29p (38.68p) to be paid on 1 August 2008. This would give a total dividend for the year of 65.63p per ordinary share, an increase of 6.8%.

Corporate responsibility

Corporate responsibility is at the heart of the way we develop, manage and operate Severn Trent for long term sustainable benefit.

To this end, we are reviewing our corporate responsibility principles and policies to make sure they are in line with our Strategic Direction Statement.

For example, we are determined to reduce greenhouse gas emissions by being more efficient in what we do and also by increasing renewable energy generation.

We have a target of generating 30% of our gross energy requirements from renewable sources by 2012 and are working on longer term targets to support our 25 year plan.

We will be increasing our focus on water efficiency. This involves improving our own efficient use of water. It also involves engaging with our customers and the wider community to influence all our behaviours.

Severn Trent continues to focus on the health and safety of employees and contractors. I firmly believe that improving safety behaviours of our staff and all who work with us and our increasing focus on safety process review to improve the engineering safety of our assets will contribute to Severn Trent's overall performance.

Legacy issues

Last year I wrote that when I joined the Severn Trent Plc board and became its Chairman in 2005 I did not know the full extent of the challenges which my new board and incoming management team were to uncover and the immense commitment of time and energy which would be needed to manage these issues.

I am now able to say we are finally close to resolving the legacy issues and putting this organisation back into the positive position our customers, regulators and employees deserve.

We pleaded guilty to two offences relating to leakage data supplied to Ofwat in 2001 and 2002. The sentencing hearing to determine the amount of the fine started on 2 June 2008 and is scheduled to resume on 1 July 2008. Once that is concluded, we will be able to commence discussions with Ofwat concerning the resolution of their interim report of March 2006 which may result in further amends being made to customers.

Our economic regulator, Ofwat, has proposed fines of £35.8 million for misreporting customer service data and failing to meet Guaranteed Service Standards in 2005/06. We accept the principle of a financial sanction but we have raised issues in relation to the amounts and the approach taken by Ofwat to determine them.

We have already credited customers' accounts and altered bills appropriately for subsequent years to ensure we have not profited in any way from these past misdeeds.

There is no doubt that the previous regime and culture in place during the era from 2000 to 2004 was overly bureaucratic and lacked appropriate controls and procedures.

Those who were responsible have long since left Severn Trent and we who are responsible for resolving the legacy issues have apologised to our customers for their failings. A comprehensive root and branch reorganisation of Severn Trent Water has been undertaken by Tony Wray and his management team.

My board and management team has taken, and will continue to take, all actions we think appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout our organisation.

Board, management and employees

Colin Matthews retired from the boards of Severn Trent Plc and Severn Trent Water Ltd in 2007.

I thank him for his outstanding contribution to Severn Trent during a period of substantial change. His leadership in corporate restructuring has been crucial in laying firm foundations on which we are now building for Severn Trent's future success, by focusing on water.

Tony Wray, Managing Director of Severn Trent Water Ltd since March 2005, replaced Colin on 2 October 2007 and is already demonstrating the positive results of our **focus on water** strategy.

At the same time, three directors were appointed as executive directors of Severn Trent Plc and Severn Trent Water Ltd, namely Tony Ballance (Regulation and Competition), Martin Kane (Customer Relations) and Andy Smith (Water Services).

These appointments reinforce the board's commitment to the successful transformation of the group into a focused water company.

John Smith stepped down as a non-executive director of Severn Trent Plc and Severn Trent Water Ltd on 29 February 2008 and as Chairman of the Audit Committee of Severn Trent Plc. We thank him warmly for his four years of service during a particularly intense period of the company's history.

At the same time, we announced the appointments of Baroness Noakes DBE and Martin Lamb as independent non-executive directors to both the boards of Severn Trent Plc and Severn Trent Water Ltd. Baroness Noakes was also appointed Chairman of the Audit Committee of Severn Trent Plc. They both bring a formidable breadth of experience to Severn Trent which is already proving invaluable.

The board of Severn Trent Plc continually reviews its management plans to ensure orderly succession and continuity of leadership.

We have also carried out rigorous board effectiveness reviews with the help of independent consultants which will generate a number of actions to secure improvements to board performance.

I would like to pay a special tribute to our dedicated employees who have steadfastly focused on implementing our strategy despite also having to resolve and repair legacy issues from the past.

I would also like to thank Severn Trent Water employees for their outstanding support during the floods last July and the commitment and hard work to restore service to our customers as soon as possible.

Outlook

The outlook for the coming year is one of continued improvement.

In Severn Trent Water, our improvement plans are progressing well. We expect to incur around £24 million of restructuring costs over the remaining two years of the AMP4 period. These restructuring costs will help drive increases in standards and deliver efficiency savings in the current AMP4 period and beyond. We expect that the achievement of our plans will enable us to deliver around £30 million of cost efficiencies over the last two years of the AMP4 period, which represents around 3% annual out performance against the Ofwat determination for operating costs in 2008/09 and 2009/10.

Risks to the achievement of these objectives include the potential impact of new, externally imposed requirements on the business, principally the Traffic Management Act, which became law in April 2008, and unforeseen variations in commodity prices or unhedged energy costs. Our energy costs are hedged to 93% of estimated volume in 2008/09 and to 86% in 2009/10.

We have a strong liquidity position and our capital programme is proceeding according to plan. We continue to expect to deliver on our regulatory commitments whilst achieving around 6% efficiency over the AMP4 period. Achieving this level of efficiency has allowed us to consider further options to enhance long term value, support our improvement plans and deliver greater efficiency. The three key areas we are focused on are:

- accelerating our renewable energy programme to deliver greater operational efficiency, enhance our natural hedge to energy costs and reduce our carbon footprint;
- to engage with our supply chain to develop an "early start" contracting strategy and investment plan to deliver benefits in the AMP5 investment programme; and
- investments in economically enhancing technology and locations, principally the construction of the new Severn Trent Centre.

Our decisions to invest in these areas to provide sustainable future improvements in efficiency will be equivalent to the 6% capex efficiency.

In Water Technologies and Services, the markets for all three areas of activity remain strong. We are working to an accelerated and focused growth strategy, building on our brand recognition and reputation, our strong market positions, our international scale and our advanced technologies.

At group level, we remain committed to achieving our stated target of around 60% group net debt to Regulatory Capital Value. At 31 March 2008, group net debt was 58.0% of RCV.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns to shareholders.

Focus on operational improvement



A.P.Wray

Tony Wray
Chief Executive

A revitalised Severn Trent is better placed to serve our customers, shareholders and regulators.

Introduction

I believe that a revitalised Severn Trent is emerging from a difficult and challenging period better placed to satisfy our customers, regulators, employees and shareholders.

Severn Trent Water now has a simple and compelling vision. We aim to be the water and waste services company in the UK which achieves the highest quality of customer service standards whilst offering our customers the lowest prices with great people delivering the service. We also aim to continue to develop our complementary business of Water Technologies and Services to enhance our leadership position as a supplier of water and waste water solutions to key markets around the world.

Our improvement plans at Severn Trent Water are designed to ensure a virtuous circle of investment, process improvement, customer satisfaction and regulatory compliance, thereby delivering lower costs and sustainable returns.

We need sustainable profits to finance investment. In approximate terms, for every £2 we make in profit we are investing £3 back into water and sewerage assets.

The implementation of our strategy of focusing on water is already showing demonstrable results and, with our 25 year Strategic Direction Statement, we have a vision for the future which we are sharing with all our key stakeholders. Details of this can be found on pages 8 and 9.

Here are some of our key operational results and achievements in the past 12 months at Severn Trent Water.

Operational performance

Customer service

In 2006/07, whilst we undertook the establishment of the correct measures and standards for service in our Customer Relations operation, we were the poorest performer in the industry and were criticised by Ofwat, our economic regulator, and the Consumer Council for Water. In 2007/08 we have re-engineered the processes, improved our telephony infrastructure, trained our staff and are now delivering levels of service that are radically improved. Our reported and assessed service for 2007/08 is now back in line with other companies, demonstrating a clear recovery and improvement. The movement in KPI 4 (customer written complaints) shown on page 14 demonstrates the results of the improvements we have made.

Leakage

We have outperformed our Ofwat target for 2007/08 having failed to meet this measure for the previous two years. We have introduced improvements in measurement and detection, speed of response, resource allocation and targeting the replacement of our network. More information about our leakage KPI can be found on page 16.

Controlling our costs

For the first two years of our regulatory contract (2005/06 and 2006/07), we failed to get down to the spending level assumed by Ofwat as we struggled with higher energy prices and inefficient processes. For 2007/08 we have delivered an operating cost outturn slightly better than the level assumed by Ofwat in their final determination of price limits in 2004. Improvements to the supply chain process for energy purchase have been established, enabling a significant proportion of future energy demand to be hedged at or close to the Ofwat final determination level for the last two years of the AMP4 period.

Environmental performance

In 2006/07, despite having a leading position when judged by size of population, in absolute terms we had an above average number of total pollution incidents, around 530. In 2007/08 we have delivered an action plan to improve the process of preventative maintenance (targeted sewer cleansing) and speed of response. We have reduced the total number of incidents to around 417, which are recorded in the Environment Agency's report to Ofwat. This downward trend continues.

Simplifying our management structures

We inherited a bureaucratic and unwieldy structure with costly duplication between Severn Trent Plc and Severn Trent Water, with two boards and two executive teams.

We committed to the creation of a single executive team, establishment of single support functions and the consequent reduction in corporate overhead costs. We have implemented the structural and organisational changes and have delivered £14 million cost reduction for 2007/08.

Last year, we identified £24 million of restructuring costs to be incurred in the remaining three years of AMP4 in order to raise standards and improve efficiency. We also highlighted that we expected staffing levels to reduce (permanent and agency) in Severn Trent Water by around 600 posts over a five year period.

In 2007/08 we expected to incur £8 million of restructuring costs, to eliminate 130 posts and to meet the Ofwat determination for operating costs. During 2007/08 we have actually invested £13.9 million (classified as exceptional operating costs). This investment has delivered sustainable improvements in 2007/08, with operating costs around 1% lower than that assumed in the Final Determination and 150 posts being eliminated from the organisation. Notwithstanding the progress made to date, we continue to develop our plans to optimise the performance of the company and sustain the improvements in the longer term. These plans are now focused on three broad areas:

- process improvements;
- the technology and systems that support these processes; and
- the location, training and development of our people to operate in this new environment.

These improvement plans are integrated into our business plan, are the basis of our future improvements in effective and efficient operation and will form a major part of the company's draft business plan to be submitted to Ofwat in August 2008. Over the next two years, we now expect to incur exceptional restructuring costs of around £24 million. These costs represent the continuing implementation of our improvement plans that extend beyond the end of the current AMP period as we continue to deliver against our objective of raising standards and improving efficiency. As described in the Chairman's outlook statement, we remain on track to deliver around 3% annual outperformance against the Ofwat determination for operating costs in 2008/09 and 2009/10.

Creation of process aligned organisation
In 2007/08 we dismantled the previous operating model of Asset Management, Engineering, Operations and Customer Relations and created an organisation based around the key aligned processes of Water, Waste Water and Customer Relations. Throughout 2007/08 we selected and appointed new teams in every part of our business. In addition, we have created alignment around our KPIs.

Health and safety
I firmly believe that a successful organisation must be a safe one. I talk personally to everyone in Severn Trent Water who has a lost time injury to reinforce further the importance of prevention and learning.

In 2007/08, our group performance on our health and safety KPI of Lost Time Incidents (LTI) per 100,000 hours worked was 0.58, compared with 0.55 in 2006/07. Both 2006/07 and 2007/08 LTI rates have been restated to include road traffic accidents. Although the figure for the year overall has not come down, in the last few months of 2007/08 we did achieve reductions. Throughout 2007/08 we continued to reduce the number of Lost Time Days.

We remain committed to improving this performance for the benefit of all our employees and for those who work with Severn Trent.

Unplanned interruptions
Our KPI is based on Ofwat's DG3 measure. With regret, we report a deterioration in performance against this measure in 2007/08 and we fully recognise that this is unacceptable to our customers and regulator and commit to delivering improvements in 2008/09. Details of this KPI can be found on page 14.

Sewer flooding
Due to a challenging first few months of 2007/08, we had significantly more incidents of sewer flooding, resulting in us failing to improve our KPI performance. However, there were improvements from August onwards which will position us better to deliver improved results over the next year. Details of this KPI can be found on page 15.

Floods
July's unprecedented rainfall, record river levels and the sheer severity of the resulting flooding forced us to shut The Mythe Water Treatment Works in Tewkesbury on 22 July 2007 in order to protect the works, causing 138,000 homes to lose their mains water supply.

Our customers and employees responded magnificently, as did our suppliers, local authorities, other water companies, the emergency services and armed forces, as well as the community of Gloucestershire.

We are already taking steps to make our plants and networks more resilient against the growing pressures that climate change and growth will put on them. We have also overhauled our emergency and contingency plans, learning from the events of 2007.

In addition, we established a £3.5 million recovery fund for Gloucestershire, working with local authorities and voluntary organisations to make sure the money went where it was needed most.

Water Technologies and Services (branded as Severn Trent Services)

Throughout 2007/08 we have achieved underlying top line and bottom line growth and maintained a good return on invested capital.

Our strategy is clear. We will continue to:

- invest in the geographic expansion of our products and services;
- expand the scope of our operating services in both our home countries and other interrelated markets;
- focus on and invest in product and operational enhancements to improve our effectiveness and efficiency;
- develop and invest in new technologies at the forefront of water and wastewater solutions.

Our future direction

Severn Trent is a revitalised group with a clear strategy: to focus on water. We are driving for higher standards and continuing improvement in performance. We are making progress but we still have much to do. Our direction is clear and we have the commitment of our board, management and, above all, our staff to achieve our goals.

Focusing on continuous improvement

The right team
aligned with proc

continuous improvement

Water
Waste water
Customer relati



Strategic Direction Statement

In delivering our strategic focus on water, we have three connected touch points: highest standards, lowest charges and great people. This is at the heart of our commitment to continuous improvement.

When you drive for highest standards, you find more efficient, effective and safer ways of working. This helps reduce operating costs, which feeds through to keeping tariffs as low as we possibly can for our customers. And of course to do all this you need a skilled set of people – hence our belief in and backing of our great people.

Strategic Direction Statement
The Strategic Direction Statement is the result of a very thorough process of engagement with all our stakeholders, including customers, customers' representatives, employees, environmental groups, investors and local authorities. It is a living document, which will be refined in response to changing times.

In summary, the eight Key Strategic Intentions (KSIs) we identified are:

Providing a continuous supply of quality water
We are committed to ensuring a safe, reliable, supply of drinking water, which is the top priority of our customers.

We need to ensure that there is enough available, getting the right balance between water storage and abstraction, reducing leakage and reducing demand and balancing these with environmental pressures.

Responding to customers' needs
Our customers expect to see and experience higher standards of customer service. The benefits of satisfying their expectation extend to both customers and the company itself. As an example, improving the quality of our bill reminders or notices about planning interruptions to supply will reduce the need for customers to contact us, and make it easier to offer a high speed of response and standard of service to those customers who do need and want to contact us.

Having the lowest possible charges
Our customers want us to make significant but affordable improvements in services. Increases in bills in recent years have raised concerns about the ability of low income customers to pay their water bills. So over and above the way we do business, we will continue to develop payment options to help the most needy and least able to pay.

We are continuing on our journey to change the culture of our organisation, improving efficiency and ultimately improving the standards that we set for ourselves and the service we provide to our customers.



Having our business reorganised and streamlined around the three key processes of water, waste water and customer service has, as intended, enabled us to drive the improvements against our KPIs outlined on the following pages.

The cost of all water and waste water activities for every household in our region today is on average around 80p a day, one of the lowest costs in our industry.

Dealing effectively with waste water
Our customers should have confidence that we will take away their waste and treat it to the highest environmental standards before returning it to our region's rivers. And new higher standards will drive further new investment increasing our costs.

The population is growing. To meet this additional demand we will need to ensure that treatment works capacity for both water and sewerage can be planned and timed to provide services for new residents.

In the 21st century, customers justifiably expect that homes should not be flooded by sewers overflowing. It is not acceptable, and we will invest to reduce the risk of that happening. We already work hard to avoid serious pollution incidents and meet environmental standards for discharges to rivers.

Minimising our carbon footprint
We are an industry leader in terms of minimising our carbon footprint by generating renewable electricity, and we intend to maintain that position. We are already the biggest generator of green, renewable energy in our sector. Most of our production is used on the host site with the remainder exported to the grid. The total electricity produced is equal to 17% of the total energy we consume.

We believe we can maintain a leading position in sustainable operations but, as always, in doing so we will not compromise standards or increase bills beyond levels which customers are willing to pay.

Having the right skills to deliver
If we are to deliver the service improvements we are aiming for, we need to have the right people and resources available to us. That means attracting and, critically, retaining the right skills among our employees and suppliers. We must also play a leading role in the communities in which we live and work, helping our customers understand what we do, why, and how we can all assist in managing water resources.

Maintaining investor confidence
The water industry is a long term undertaking, and that means continuing to provide stable returns for investors and limiting the extent of the future capital programme to that which can be financed without excessive increases in the cost of raising finance. There will be a continuing large capital programme to be financed.

The annual income provided by customers has always been insufficient, in itself, to finance the capital programme over the past 18 years, and borrowing has increased steadily. This situation will continue and is critically dependent upon a stable and transparent regulatory framework; it should guarantee a fair and appropriate return to equity and debt investors through a fair return on capital or, in regulatory terms, the weighted average cost of capital (WACC).

In 2007, we won a Building Public Trust award for our measures of success and the honesty with which we presented our situation.

We are committed to continually review and reset our KPI targets and expectations, in line with our Strategic Direction Statement.

Promoting an effective regulatory regime
The regulatory regime has played a major role in developing increased efficiency and service improvements over the last 18 years. But nothing is set in stone, and we believe that the UK framework should now develop to respond to the new challenges facing the industry going forward in particular to encourage innovation and long term sustainable solutions.

A full version of the Strategic Direction Statement can be found at **www.stwater.co.uk/focusonwater**.

Delivering against our 20 KPIs

Key area	Objective	Basis	Measure	Performance 2007	2008	Quartile 2008
Employee	**Provide a safe working environment**	MAT	**1** Lost time incidents per 100,000 hrs worked[2]	0.59	**0.61**	Median
	Develop a confident and productive workforce	QR	**2** Employee motivation %[3]	76%	**77%**	Upper
Customer	**Provide a high quality product**	MAA	**3** Water quality (mean zonal compliance) %[1,4]	99.98%	**99.96%**	Upper
	Quality interaction with the customer	MAT	**4** Customer written complaints per 1,000 properties[1,5]	16.58	**10.90**	Lower
		MAT	**5** First time call resolution for billing %[6]	80%	**85%**	Upper
	Provide a high standard of operational service	MAT	**6** Unplanned interruptions > 6 hours per 1,000 properties[1,7]	10.70	**21.86**	Lower
		NPR	**7** Properties at risk of low pressure per 1,000 properties[8,9]	0.09	**0.06**	Upper
		MAT	**8** First time job resolution %[6]	84%	**85%**	Median
	Development of a sustainable service	QR	**9** Performance against regulatory obligations %[6]	26%	**15%**	Median

Last year, we reported that we had examined key aspects of Severn Trent Water's performance and carried out a benchmarking exercise against comparable companies in the water and sewerage sector, and where applicable against companies with similar characteristics in other sectors. This exercise was detailed and thorough. We used a range of publicly available and internally generated data to identify the population that we should compare ourselves to. This process involved a number of judgements being exercised to ensure that we used appropriately comparable data points for each measure.

The result of this process was represented by our publication of our Key Performance Indicators (KPIs). Throughout 2007/08, we have been measuring ourselves against these KPIs and the benchmarks we established in 2006/07. In 2007/08 we improved year on year in five of our KPIs, maintained high standards in seven, remained static in four and deteriorated year on year in three. At the end of 2007/08, we have 10 KPIs at upper quartile, seven at median and three at lower quartile. As we expected, progress is being made but there is still more to do.

This table sets out our actual performance for the period under review. Based on the benchmarking exercise carried out last year, our performance is shown in one of three categories of what we consider to be either lower quartile, upper quartile or median (representing 2nd and 3rd quartile) performance.

For each indicator, we have set ourselves ambitious objectives for the coming years, and have action plans for achieving them. Our plans are long term, going beyond the current AMP4 period.

It would be unrealistic for any company to be at the top of every single league table but, nevertheless, we are aiming to achieve upper quartile performance over the next three to five years. Of course, the goalposts will move, as companies in our sector or elsewhere redefine what upper quartile means, so we expect our objectives to move with it. We intend to update our benchmarks during 2008/09 (and annually thereafter) to allow us to report against these benchmarks in future results announcements.

KPI highlights



KPI 20
Leakage Ml/d

491

We have outperformed our lea...
Page 16

KPI 5
First time call resolu...
for billing

85%

We have invested heavily in our ...
call handling service and impro...
KPI to resolve customer calls fi...
Page 14

Key area	Objective	Basis	Measure	Measure 2007	2008	Quartile 2008
Financial	**Asset base enhancement**	ATD	**10** Capex (gross) vs final determination %[10]	2.7%	**1.7%**	Upper
		MAT	**11** Capital process quality (no defects per 100k)[6]	N/A	**0.03**	Upper
	Manage trade debt		**12** Debtor days[8,10]	37.5	**37.4**	Median
	Management of cost base	MAT	**13** Opex vs final determination (UK GAAP) £m[10]	479.1	**480.9**	Median
		MAT	**14** Cost to serve per property £[11]	226.93	**236.82**	Median
Environment	**Minimise environmental impact**	MAT	**15** Pollution incidents (cat 1, 2 and 3) per 1,000 properties[4,12]	0.14	**0.11**	Upper
		MAT	**16** Sewer flooding incidents – other causes[1,13]	0.17	**0.21**	Lower
		PPS	**17** Sewage treatment works – breach of consents %[1]	0.00%	**0.00%**	Upper
	Optimise use of resources	MAA	**18** Raw water storage %[6]	90%	**92%**	Upper
		MAT	**19** Net energy use – kWh/Ml[6]	618	**608**	Median
		MLE	**20** Leakage Ml/d[1,14]	524	**491**	Upper

Notes:

All measures are for the period to 31 March 2008, except as stated.
MAT = Moving Annual Total
QR = Quarterly Review
MAA = Moving Annual Average
NPR = Number of properties on register
MLE = Maximum Likelihood Estimate
PPS = Percentage of population served
ATD = AMP4 (Asset Management Period) to date

1. As reported in June Return to Ofwat. Performance figures are provisional at th s stage as the June Return will be submitted to Ofwat on 13 June 2008.
2. Actual performance across all employees and agency staff. 2007 performance restated to include road traffic accidents.
3. Performance based on quarterly survey of 10% of permanent employees.
4. Measure for calendar year to 31 December 2007.
5. Performance excludes properties billed by other water companies.
6. Actual performance based on internal data.
7. 2007 performance restated to include the impact of unplanned interruptions over 6, 12 and 24 hours. 2008 performance excludes impact of Summer 2007 flooding. 2008 performance is 184.5 if impact of Summer 2007 flooding included.
8. Measure as at 31 March 2008.
9. 2008 performance excludes impact of new pressure loggers installed in 2007/08. Including pressure loggers, 2008 performance is 0.455.
10. Actual performance based on audited UK GAAP financial statements for the year ended 31 March 2008.
11. Actual performance based on audited regulatory accounts for the year ended 31 March 2008.
12. Restated to reflect all Environment Agency types of category 1, 2 and 3 pollution incidents.
13. 2007 restated to reflect numbers of incidents as opposed to number of affected properties.
14. 2007 restated to MLE leakage as opposed to DMA (District Metered Area) leakage.



KPI 15
Pollution incidents

0.11

We have reduced our pollution inci
to 417 in 2007 from 530 in 2006.
Page 15

KPI 13
Opex vs final determina

£480.9

We have delivered an operating
around 1% better than the level
by Ofwat in that determination.
Page 13

Water and Sewerage

Performance

	2008 £m	2007 £m
Turnover	**1,279.2**	1,218.1
Profit*	**462.3**	413.0

*before interest, tax and exceptional items (see note 5)

Turnover in Water and Sewerage increased by 5.0% in 2007/08, to £1,279.2 million. Sales prices increased by 5.87% (including inflation) from 1 April 2007.

Profit before interest, tax and exceptional items (PBIT) was up by 11.9% on the previous year, to £462.3 million as the higher turnover was partially offset by cost increases described opposite.

Water quality % mean zonal compliance


2007
99.96
2006
99.98
2005
99.95

Health and safety – LTIs per 100,000 hours worked


2007/08
0.61
2006/07
0.59



Tony Wray
Chief Executive

In 2007/08, we turned a significant corner. The business of Severn Trent Water is aligned and focused on driving up standards and improving process efficiency to deliver lower costs and better customer service. We have improved our operational performance in some areas, while continuing to build on those areas which need greater focus. We also recognise there are still further improvements to be made particularly in health and safety, sewer flooding and unplanned interruptions. As a result, I believe we are well positioned for the Price Review 2009 (PR09) and the delivery of our 25 year plan and are actively working towards both these priorities.

Financial performance

Turnover in Water and Sewerage increased by 5.0% in 2007/08, to £1,279.2 million. Sales prices increased by 5.87% (including inflation) from 1 April 2007.

Profit before interest tax and exceptional items (PBIT) was up by 11.9% on the previous year, to £462.3 million. Beyond the increase in turnover, a number of factors impacted PBIT, principally a reduction in energy costs of £19.4 million, other increases in our cost base, net of efficiencies, of £21.2 million, an increase in infrastructure renewals expenditure of £13.1 million, and a decrease in depreciation charges of £3.1 million.

Investing in assets more efficiently

Year after year, we invest in improving the quality, resilience and maintenance of our network. During 2007/08, we invested £111 million (net of grants received) in maintaining our infrastructure network. Capital expenditure, excluding spending on infrastructure maintenance, was £446 million. Gross capital expenditure (including infrastructure maintenance expenditure) increased to £567 million.

We are meeting our obligations on investments and making them more efficiently. Our capex (gross) vs final determination KPI measures our performance on managing the financial aspects of the delivery of our investment programme. This measures the percentage variance between our capital expenditure and Ofwat's final determination for AMP4. We continue to be on track to meet our regulatory obligations with an overall efficiency of 6% compared to Ofwat's final determination. We are taking the opportunity presented by this efficiency to invest in some other return enhancing investments that should provide value over the longer term. These will include further renewable energy generation, the early development of capital plans for AMP5 and the new Severn Trent Centre in Coventry.

Our capex (gross) vs final determination KPI covers one aspect of our performance against our objective of delivering services to customers at the lowest costs. Other KPIs, notably the capital process quality measure, should assess our ability of the capital programme to deliver high quality services. We have defined the measure for capital process quality and are now trialling it in the field.

Back on track in managing our cost base

In 2006/07 we exceeded our Opex vs final determination KPI, which measures the variance between our actual operating costs and Ofwat's Final Determination for AMP4. This year we are back on track and our outlook for the remaining two years of AMP4 will be that we should outperform our Ofwat measure by 3%.

Our KPI cost to serve per property measures the total cost (including operating costs, depreciation, infrastructure renewals and third party costs) associated with serving a single property. During 2007/08 we continued to maintain a cost base that supports our position of having some of the lowest bills in the industry.

Making the most of our property portfolio

Our property portfolio includes over 7,000 sites across 21,000 km^2. In 2007/08, we focused on supporting a strategy to deliver the right space, at the right cost, of the right quality, in the right location and held for the right amount of time. Our flagship project in this respect is the development of the new Severn Trent Centre in Coventry, due to open in 2010.

Managing debt

We continue to manage our trade debt as efficiently as possible. Year on year, there was no significant increase in bad debts.

Assuming our billing and collection performance stays the same, we would expect our debtor days to increase each year by approximately two days, due to customers switching from unmetered to metered billing. We installed 63,454 meters in 2007/08. We have previously reported the number based on accounts set up on our billing system. This year, in order to align with data published in our regulatory returns, we are reporting on the number of meters actually installed. Our debtor days KPI has remained broadly unchanged at 37.4 days in 2007/08, compared to 37.5 days in 2006/07.

Our plan has focused on increasing contacts with our customers in debt and providing a designated team to assist these customers when they contact us. We have increased outbound dialling to customers in arrears and have introduced alternative forms of customer contact such as the use of text messaging and telemessaging (a modern day telegram).

We actively pursue those who are able but unwilling to pay their bills, while offering flexibility for those who genuinely struggle to pay.

KPI 12
Debtor Days

37.4

We have maintained our debtor days KPI, managing debt both efficiently and effectively.

As consumer debt increases, the number of our customers who are struggling to pay for water services grows. For those customers who experience severe financial hardship, we increased the contribution to the Severn Trent Trust Fund to £4.5 million in 2007/08. For customers in arrears in receipt of eligible benefits, deductions directly from their benefits ensure they make regular payments for their current charges and reduce their arrears by an affordable amount. We have received a 34% increase in the number of direct payments received from benefit during the year. Also, we continue to promote the WaterSure tariff to cap charges for vulnerable customers and work together with caring agencies to assist them.

We have experienced a continued increase in the amount of aged debt and therefore, where our recovery process has been unsuccessful and litigation has not obtained payment, we continue to use and expand the use of specialist external debt collection agencies as an extension of our own practices.

Smoothing the investment rollercoaster

In 2007/08, we have started work on smoothing the so called investment rollercoaster, where investment rises steeply in years two, three and four of the AMP cycle before falling off sharply in year five. Smoothing this out so that there is a steady amount of investment throughout the five years is beneficial for our supply chain, because it allows them to plan their resources more cost effectively, and for us, because we can gain from efficiencies and also smooth out the impact on our own activities. As a result, it supports long term mutually beneficial relationships. We have begun smoothing the investment by bringing forward feasibility work on schemes for a two year rolling programme and are building up a full programme for 2010 and 2011.

We have begun procurement for AMP5 as part of our commitment to obtain the best resources at the optimal cost.

Water quality

We have a strong track record of providing high quality drinking water to our customers. We have consistently achieved 99.9% compliance with water quality standards set by the Drinking Water Inspectorate (DWI) since 1997. This is amongst the best compliance records in our industry.

The DWI's performance tables for the 2007 calendar year showed that we achieved 99.96% mean zonal compliance, based on over 500,000 tests from samples of our water. Whilst we did not improve on last year's 99.98% compliance, we have nevertheless maintained a high performance level.

Our water quality KPI is currently based on an overall DWI measure of compliance at the customer's tap. We plan to change our measure so that it takes in compliance along the whole supply chain, from reservoir to tap. This more challenging measure should enable us to gain a broader and deeper picture of water quality and to identify the root causes of any problems more accurately and efficiently. This in turn should allow us to implement more effective long term solutions, driving up water quality even higher.

Our customers expect not only high quality water but also a reliable supply.

Unplanned interruptions

Our KPI for unplanned interruptions to supply is based on Ofwat's DG3 level of service. Our performance against this measure in 2007/08 deteriorated. This year, around 195,000 properties experienced unplanned interruptions to supply for six hours or more, compared to around 23,400 properties in 2006/07. This represents 5.7% of the properties connected to our network, compared to 0.7% in 2006/07. The flooding of The Mythe Water Treatment Works in July accounted for 138,000 of these properties. We recognise that despite the exceptional incident this performance is not good enough and apologise to our customers. We are working to identify and fix the root causes of the problem and are committed to achieving an improvement in underlying performance in the coming year.

Low pressure

Our other KPI for water supply is based on Ofwat's DG2 level of service for properties at risk from low pressure. We have deployed 3,500 pressure loggers this year to better understand the performance of our network. By measuring pressure throughout the system, we should be able to identify more points of low pressure and their root causes. This has led to a short term deterioration in our low pressure KPI, but it should result in a long term improvement in our delivery of a reliable water supply to customers. We have removed 1,082 properties from the register this year but have identified 2,314 more. This means we end the year with 1,546 properties compared to 314 properties in 2006/07. This represents less than 0.05% of the properties we serve.

Improving the customer experience

Our performance has improved on all fronts in terms of interacting with customers. This is a significant turnaround on poor performance in previous years. Our first KPI for customer service performance is written customer complaints per 1,000 properties. We met this, with written complaints down 34%, from 68,874 in 2006/07 to 45,710 in 2007/08.

We have invested heavily in our billing call handling service by increasing the number of phone lines and improving the capabilities and motivation of all our staff through a comprehensive programme of upskilling linked to performance based personal rewards. As a result, customers should get straight through to us when they call and it is now highly likely that their query will be dealt with at the first point of contact.

KPI 4

Customer written comp
reduced by

34%

We have reduced our written cus
complaints, a complete turnarou
last year's poor performance.

In our billing contact centre we handle a huge number of calls each year. Resolving these calls first time is good both for our customers and for us. In 2007/08, we achieved an 85% level for our first time call resolution for billing related contacts KPI.

We handle all customer queries related to our water and waste water operations through one 24/7 Customer Operations Service Centre at Coventry. In 2007/08, we continued to refine our processes at the Centre in order to be able to handle customer queries and find and fix operational problems as quickly and effectively as possible.

We have established a measure for our first time job resolution KPI. We are measuring the number of calls where customers ring us back to say things haven't been done. We are currently developing systems to enable us to measure this.

Improving customer service standards

Alongside our KPI performance measures and in line with what we said we would do, we have improved our performance across Ofwat's DG service standards, notably DG6 (response to written billing queries), DG7 (response to written complaints), DG8 (meter readings) and DG9 (customer satisfaction with telephone calls).

For DG6, we achieved 90.7%, a significant improvement on 2006/07. Our performance in the last three months of the financial year has been particularly strong and we are well placed to improve in 2008/09.

In order to improve our performance, we carried out root cause analysis on the top complaint areas: telephone contact, people moving home and bill explanation. To tackle these areas we significantly increased our telephone line capacity, retrained our staff in how to help people moving home and are looking at the language and layout of our bills. We are also looking at making a full bill explanation available on our website and in the magazine that accompanies every bill. We introduced a new workforce manager tool which allows us to forecast accurately and schedule workloads; and vehicle tracking for meter readers, helping drivers take the best route and reducing vehicle emissions.

Looking ahead, we will be investing in our website to improve it further to become a genuine customer service centre. The ambition over the next 12 to 18 months is to move to an environment where our customers are able to interact with us in whichever way is the most appropriate for them, be it email, website, phone, letter or text message. To this end, we will continue to invest in our systems and in improving the skills of our operators.

Developing a sustainable service for customers

Serving customers also means looking after their long term interests as well as their immediate concerns. Our main aim is to ensure that we are maintaining the serviceability of our assets. This means carrying out the work necessary to ensure our water and sewerage systems deliver reliable service in the future for customers and the environment. It takes into consideration above and below ground water and sewerage assets. Our most recent assessment shows that we have a stable serviceability across our asset base.

Our KPI in this area not only covers the serviceability of our assets but our performance against our regulatory obligations more generally. This covers the key outputs that we are expected to deliver as part of our regulatory contract over the AMP4 period.

We have improved during the year and now believe that we have reduced the number of areas with significant issues from 26% in 2006/07 to 15% in 2007/08.

Looking after the environment

We place great emphasis on our environmental responsibilities. How we abstract water, manage waste water discharges, operate over 1,000 sewage treatment sites and almost 3,000 sewage pumping stations, and how we manage resources all have a huge potential impact on the local environment. We have a responsibility to minimise our environmental impact and optimise our use of resources.

Underlining the seriousness with which we take our responsibilities, six of our 20 KPIs are linked to environmental performance, while also reflecting our broader operational performance. The six KPIs are: breach of consents at sewage treatment works; pollution incidents; sewer flooding; raw water storage; net energy use and leakage.

We have agreed a 13 point plan with the Environment Agency and Ofwat to improve our environmental performance in relation to pollutions. A key theme of the plan is to produce better data. So for example, we now always carry out a camera survey of the vicinity of a pollution incident to help us accurately identify the root cause. Also, if we have an area that is prone to blockages, we intend to add it to our routine cleansing programme. Better data allows us to drive much harder to get to root causes and fix fundamental problems. This in turn helps prevent the unnecessary repetition of problems.

Sewage treatment works

In 2007 calendar year, our sewage treatment works complied with the discharge consents issued by the Environment Agency. We had no breaches of consent for sanitary and urban waste water parameters in 2007. This consistently high level of compliance is among the best in the industry. Our standards are however always tightening and we aim to maintain our high performance year after year.

Pollution

The standard for pollution incidents has to be zero. We have made good progress on this front in 2007/08. Pollution incidents in the calendar year 2007 are significantly down to 417, from 530 in 2006. Of the total recorded, three were in the most severe category 1, compared with two in 2006, and 10 were in category 2, compared with eight in 2006. In terms of our KPI for pollution incidents, we achieved 0.11 per 1,000 properties in 2007.

KPI 17
Sewage treatment works
breach of consents

0

We continue the good work in this ar
and have had no breaches in 2007.

Sewer flooding

The first few months of 2007/08 were challenging in terms of sewer flooding. From April to July 2007 we had significantly more incidents than the long term average level. As a result, we missed our KPI for sewer flooding – other causes per 1,000 properties. Our performance for this KPI was 0.21. However, from July onwards we did significantly better than previous years over a five year profile, which shows that our improvement plans are delivering.

Sewer flooding can be caused by overloaded sewers. Properties flooded in this way are put on a register. Currently, more properties in our region are being added to this register than taken off and we are concentrating on making the necessary improvements to address this.

We have continued to raise the awareness of our customers to the problems caused by discharging fats, oils and grease to the sewers. We offer free fat traps to all of our domestic customers as well as information on how to dispose of products that shouldn't be flushed into the sewer system.

To tackle the many complexities surrounding flooding in the most effective way, we work closely with all concerned, including local authorities, the community and the Environment Agency.

Investing in improvements

We invest heavily in every aspect of our waste water process and network. In 2007/08, we invested £296 million in this part of our business. Improving Minworth Sewage Treatment Works is our biggest ongoing scheme and one of the largest in the industry. The works serves over two million people in Birmingham and the Black Country. Other big sewage projects underway include improvements at Leicester, Stoke-on-Trent and Derby Sewage Treatment Works. Another example of our investment is the £18 million scheme to build a 21st century sewer network for Kenilworth.

We are working closely with government and other agencies on the requirement for us to take ownership of private sewers in our region. We welcome this new obligation. It will grow our sewer network by around 50%. Equally importantly, it will enable us to improve our service to customers both in terms of being able to manage these sewers effectively and being able to answer any queries customers may have concerning them without the need first to establish ownership.

Raw water storage

We performed well against our raw water storage KPI, having an average 92% of total raw water capacity available over the year. Our performance was the result of both effective resource management and high rainfall.

We have decided to change this KPI, moving to a more complete measure of our ability to supply treated water to customers as opposed to the amount of raw water in our reservoirs. The new measure will be the Ofwat Security of Supply Index.

In line with our ongoing commitment to be able to maintain supplies of treated water, we are undertaking a number of investment projects. For example, our scheme at Frankley Water Treatment Works should enable us to pump up to 120 megalitres a day from the River Severn into the works.

Water network

Each year, we invest in maintaining, repairing and modernising our extensive water network, some of which is over 100 years old. The Ofwat Determination for AMP4 assumed around £184 million of expenditure on mains renewal over five years (in nominal terms). So far, we have invested £156 million in our network and expect to invest in total around £256 million, some 39% more than the amount assumed in the Determination.

Water resources plan

Given the demands of climate change and population growth, demonstrated to the extreme by the 2007 summer floods in our region, investing in improving the resilience and capacity of our network will become increasingly important. Our draft Water Resources Management Plan, published on **www.stwater.co.uk** describes our proposed strategy for maintaining the balance between supply and demand in our region over the next 25 years.

Improving our use of energy

Our net energy use KPI measures how much energy (net of renewable energy generated by us) we consume per megalitre of water or waste water treated. In 2007/08, we achieved 608 kWh/Ml compared with 618 kWh/Ml in 2006/07. This is an encouraging improvement in performance and puts us in a good position for the future achievement of improvement plans.

We generated more renewable energy in 2007/08. We also did a lot of work on energy efficiency, from increasing awareness of our processes on site and managing them more effectively to acting on data to target high cost processes to investing in more energy efficient plants.

We have ambitious plans to expand our approach to renewable energy. This includes increasing our use of our two established methods: hydro power and combined heat and power using biogas from our sewage treatment works. We are also looking at new methods: wind energy and biomass energy crops. We are at relatively early planning stages with both these methods but are confident of their potential to help us significantly increase our generation of renewable energy.

We have engaged a partner and are reviewing a number of potential sites for wind energy. We are also working with a partner on biomass energy crops. This is a particularly interesting potential source of renewable energy for us as it would make good use of land to grow crops for energy where, due to historical sludge disposal practices, crops cannot be grown for human consumption.

KPI 19
Net energy use

608 kWh/Ml

We achieved improvement against delivery of 618 kWh/Ml last year.

Meeting our leakage target

We have outperformed our leakage target for 2007/08, after failing to meet it for the last two years. We are determined to maintain our performance. In line with our written commitment to Ofwat for the remaining years of AMP4.

With water scarcity increasing, being able to reduce leakage becomes ever more important for our customers, for the environment and for our business. We have succeeded this year as a result of better network maintenance, better response times to finding and fixing leaks and a better understanding of where water is used and where it is wasted in our processes.

In 2007/08, we found and fixed over 39,000 leaks, compared with 37,000 in 2006/07.

Creating a great place to work

Creating a safe place to work is at the heart of our commitment to creating a great place to work.

In 2007/08, our performance on our health and safety KPI of lost time incidents per 100,000 hours worked was 0.61, including road traffic accidents.

Although the figure for the year overall has not come down, in the last few months of 2007/08 we did achieve reductions, with some areas of the business achieving zero incidents. This lays the groundwork for improvement in 2008/09. We remain committed to improving this performance for the benefit of all our employees and for those who work with us.

We significantly reduced the number of lost days due to accidents per 100,000 hours worked, from 19 days in 2006/07 to eight days in 2007/08. This is the absence normalised to reflect an average working life.

This progress is due to a number of initiatives which are part of a broader move to improve safety, quality and standards throughout the business.

Our Safe and Unsafe Acts (SUSA) safe management system introduced in 2005/06 involves one to one discussions where trained managers talk regularly with their team members about the safety aspects of their work. SUSA is now very much an active part of the way we build safety into our everyday business.

In 2007/08, following on from the business reorganisation, we set out a 10 point action plan on safety, quality and standards.

The plan covers setting a standard for the minimum acceptable personal protective equipment; improving our incident investigation to allow us to get to the root cause and tracking all actions to ensure they're all closed down; developing safety hazard workshops for managers, so they understand their high risk activities and can manage them properly and working to try and improve the performance of our contractors.

In 2007/08, we had six British Safety Council audits at a variety of facilities. Two received five stars, the highest grade and four received four stars.

In 2006/07, we began a comprehensive health and safety process review of our water and waste water sites. We completed this survey in 2007/08. In total we surveyed 6,646 of 7,081 sites and as a result we are carrying out a large number and wide range of improvements.

Our Reporting of Injuries, Diseases and Dangerous Occurrence Regulations (RIDDOR) rate is slightly higher in 2007/08 at 0.54 than in 2006/07 which was 0.47. This is due to an increased identification of Hand Arm Vibration Syndrome (HAVS). In 2006/07, there were two cases; in 2007/08, there were 15 cases. In addition, we have had one case of carpal tunnel syndrome also related to use of vibrating equipment. Consequently, we have embarked on a more intensive programme to identify and reduce people's exposure to vibrating equipment.

We have set up an engineering standards organisation which is looking at the asset safety process review and also at our contractors' safety. We recently had a forum for contractor safety management, covering the AMP4 asset delivery programme. We are also looking forward to AMP5 and the more unified and intense standards that we expect for the operational management, engineering, safety, quality assurance and design of our assets.

We are committed to improving the long term physical quality, security and safety of the assets as well as the safety of our people. This is why we focus on sustainable improvements not only in our health and safety culture but also in the quality of our assets through our extensive safety process review and engineering modifications and refurbishments.

Developing a motivated and productive workforce

We are committed to improving constantly the engagement, skills and working environment of our employees.

We currently hold an annual employee survey and three mini surveys to gain a clear ongoing measure of staff morale and motivation. In 2007/08, our KPI for employee motivation was 77%, compared with 76% in 2006/07. The January 2008 survey revealed improvements in terms of employees feeling they have the opportunity to progress in the business, being happy to go the extra mile at work and in overall levels of morale. However, we recognise that we have more to do and are committed to improving in this area.

New ways of working

We are always looking for ways to improve and to increase our skills and capabilities. We are developing a programme to introduce new ways of working which combines a series of upskilling initiatives and tools, simplified processes and improved communication. Drawing on the results of a series of pilots, we are developing a new operating model for the way we work together and develop our people, which will be used throughout the company. The first area of focus is on managing performance – equipping our managers with enhanced skills and tools to be able to get the best out of their teams. The intention is to cascade these programmes throughout the business.

KPI 2
Employee motivation

77%

We have improved this KPI from 200[illegible] and aspire to further improvements [illegible] the future.

Creating a modern working environment

We are planning to move to our new Severn Trent Centre in Coventry in 2010. The Centre will be our flagship location – a modern working environment where around 1,700 of our employees, from customer service to asset delivery to finance, can work together more effectively, efficiently, comfortably and flexibly. The teams set to move currently occupy offices in a number of locations in the south Midlands. It will make us more efficient to be located in one place and ultimately benefit our customers.

Our other employees will benefit from ongoing improvements across our property portfolio as well as opportunities for flexible working.

Investing in technology

We are investing in technology to improve key processes that enable us to work better together and improve our performance in water, waste water and customer relations. Investing in telemetry, for example, helps us gain more detailed and accurate data, which in turn should result in better informed decisions around how to achieve long term improvements.

The summer floods

Summer 2007 was the wettest on record, causing widespread flooding. In the face of unprecedented challenges in the Gloucestershire floods in particular, our people showed great dedication and single minded focus on getting 138,000 households back on supply. We deployed 1,500 bowsers during the 17 days and made available an alternative supply of 50 million litres of water. At one point we were supplying five million litres of bottled water a day; the total average consumption of bottled water in the entire UK per day is six million litres per day. The cost of the flooding is estimated to be £30-35 million. An exceptional charge of £13.6 million (net of £16 million of interim insurance recoveries) has been made in this year arising from the impact of these floods.

In response to the floods, we are improving our contingency planning and we are looking at system resilience throughout our area. In particular, we are working on a proposed pipeline from Strensham Water Treatment Works to The Mythe network near Tewkesbury.

We have invested £3.5 million in the recovery of Gloucestershire, in recognition of the huge amount of effort and energy everyone involved in the local community devoted to tackling the event. We are supporting a wide range of projects through the fund, from financing a hovercraft for the Gloucestershire Fire and Rescue Service to restoring footpaths in partnership with Gloucestershire First.

Looking ahead

We will continue building on the significant progress made in 2007/08. Preparations for PR09 and AMP5 are underway and will intensify. We are well placed to produce a high quality plan for PR09 that balances the interests of all stakeholders: customers, economic and environmental regulators, and investors.

We will continue working closely with everyone concerned on regulatory reforms, notably competition and the adoption of private sewers. We welcome these changes and will make sure we are positioned to best advantage for our customers and our shareholders. We will look to apply our robust funding strategy in order to continue securing the finance we need to fund investment over the next 25 years and beyond.

Above all, we will make sure we are constantly looking at the long term stewardship of the business to ensure continuous sustainable improvements to achieve higher standards, lower costs and further develop our great people in the years ahead.

Water Technologies and Services

branded as Severn Trent Services

Performance

	2008 £m	2007 £m
Turnover	**297.3**	288.9
Profit*	**20.7**	19.7

*before interest, tax and exceptional items

Turnover in Water Technologies and Services was £297.3 million in 2007/08, up 2.9% on 2006/07. Profit before interest, tax and exceptional items was £20.7 million, up 5.1%.

	2008 £m	2007 £m
Turnover	**297.3**	288.9
Changes in group	**(0.1)**	(4.8)
	297.2	284.1
Exchange rate impact		(7.6)
	297.2	276.5
Growth		7.5%

Lost days per 100,000 hours worked



2007/08
14.77
2006/07
25.26

Lost time injury rates per 100,000 hours worked



2007/08
0.44
2006/07
0.47

(excluding road traffic accidents)



Len Graziano
President and
Chief Executive Officer
Severn Trent Services

Leading the way in water and waste water treatment solutions around the world

Our Water Technologies and Services business is one of the world's leading suppliers of water and waste water treatment solutions. We operate at the forefront of new water technology, are known around the world for our quality, reliability and stability and enjoy a strong position in our chosen markets.

The business has three main divisions: Water Purification, Operating Services and Analytical Services. Water Purification is a leader in developing advanced technologies and products focused on disinfection, filtration, arsenic removal, ballast water treatment and metering. Operating Services is a leader in running and maintaining water and waste water treatment plants around the world and Analytical Services is a leader in UK environmental water testing services.

Another year of encouraging progress

Throughout 2007/08 we remained focused on water and made excellent progress in all three divisions. We achieved top line and bottom line growth and maintained a good return on invested capital.

The global market for water and waste water is substantial and is growing at around 5-6% pa. Within this diversified market, we focus on the higher growth and higher margin market segments and geographies, where our particular products and services meet a significant need.

In the financial year we have focused on organic growth and have concentrated on building our international presence. Our strategy has been to expand our existing technologies into new geographical markets and take new technologies into existing markets. To support this strategy, we have been developing our international sales and distribution network beyond our primary markets of the US, UK and Italy to establish a growing footprint in the Middle East and Asia Pacific. In 2007 for example, we opened a new branch in Abu Dhabi.

We continue to improve cost control and efficiency and to look for ways to maximise synergies throughout the business.

Water Purification

Our Water Purification division performed well, with turnover rising by 9.4%, excluding the impact of exchange rates, to £112 million.

We concentrate on advanced water and waste water treatment technologies and maintain continuous levels of innovation in order to keep winning. To this end for example, we invested in the acquisition of Quay Technologies, whose patented ultraviolet (UV) technology significantly improves bulb life and results in lower overall operating costs compared with traditional UV. We are developing this technology and taking it to market under the Micro Dynamics™ brand name.

We received a patent in the US for our system and method of ballast water treatment within ocean going vessels – BalPure™.

Our electrochlorination product line had a particularly good year. We are pioneering alternatives to chlorine gas and lead the industry in using seawater or brine to generate chlorine on site. We introduced two new product lines for sodium hypochlorite: ClorTec® MCT, a medium-sized unit, and the ClorTec® SCT, a smaller portable unit for the European market.

We also launched a new energy efficient SmartMeter™ range with a battery life of up to 20 years in some products, giving significant whole life cost savings. Using the SmartMeter™, we have developed a new package to help water companies identify and quantify supply pipe leakage.

Notable contract wins included an electrochlorination contract in France and phase two of our project with the Abu Dhabi Water and Electricity Authority to install 46 onsite hypochlorite generation systems.

In Australia, we supplied our denitrification filters for the Bundamba Advanced Water Treatment project.

In Jiaxing, China, we trialled our TETRA® SAF™ denitrification filtration technology to purify polluted water from the local river. It proved both effective and cost effective so we installed a full scale unit. The project was highly commended in the 2007 Global Water Intelligence Awards.

We also secured a project to design, build and install a membrane filtration desalination plant in a large development for La Paz, Baja California Mexico. This community has committed to becoming completely solar powered – our plant included.

Operating Services

Turnover at our Operating Services division increased 5.0%, excluding the impact of exchange rates.

We had a particularly good year in the UK, Italy and the US.

In the US, we continue to stay at the forefront, growing our business organically in line with US market growth. We have improved our cost base by consolidating our operations into bigger regions and by rationalising a number of smaller contracts.

We are operating the treatment plant at a second closed landfill site for New York City. We also won a contract to operate a 15 million gallons per day waste water treatment plant for Bristol Tennessee and Bristol Virginia, which is set to reduce operating costs by approximately 20% annually. In Pritchard Alabama, we won a contract to run two waste water treatment facilities – our first win in that state.

Our UK Coast to Coast Water (C2C) joint venture has been invited by the UK Defence Secretary's office to be in this year's Parliamentary Year Book. C2C serves some 1,500 UK Ministry of Defence (MoD) sites in a 25 year £1 billion Private Finance Initiative contract that began in 2005. We are proud to be one of six featured companies in the Defence Section.

Analytical Services

Both turnover and profits before interest and tax at Analytical Services exceeded our expectations. Anticipated reductions resulting from planned changes in the scope of contracts with two major utilities were offset by strong growth in our commercial business. Turnover for the year was down 1%.

Towards the end of 2007, our laboratory in Coventry became one of the first automated potable water microbiology labs in the UK. The Kiestra automated system enables us to improve traceability of samples, quality of analysis, capacity, health and safety and environmental management – every aspect of our service. As a result we expect to deliver improved quality of data and cost savings to our clients.

During the financial year we won sampling and analytical services contracts with both C2C and Brey Utilities to support their 25 year contracts to serve UK MoD sites throughout the country. We also gained preferred laboratory status with Viridor Waste Management for the next three years.

Committed to responsible business

We have maintained our focus on improving health and safety in all areas of our business. In 2007/08, we targeted reducing the number of lost time incidents and also the number of lost days. We succeeded in reducing the number of lost time incidents per 100,000 hours worked by 7% and the number of lost days per 100,000 hours worked by 42% year on year.

Three of our UK businesses achieved Occupational Health and Safety OHSAS 18001 accreditation in the financial year.

We also targeted a 3% reduction in vehicle emissions for the year. We achieved approximately an 8% reduction across Operating Services in the US and Water Purification in the UK; the reductions accounted for by core fleet replacement, general driver awareness programmes, and fleet reduction as a result of restructuring. In fact, Water Purification UK reduced emissions by approximately 30% compared with the previous fiscal year.

Reducing energy consumption is another priority. In the US, we are looking to reduce electricity costs per one million gallons of water produced. To this end, we are producing Site Energy Management Plans for our larger plants. In one of our plants in Oklahoma for example, we have achieved a 5% reduction in electricity costs.

On UN World Water Day, 22 March 2008, three of our UK businesses supported the Give an hour campaign, where you give an hour of your salary to WaterAid.

Looking ahead

The market for all three divisions remains strong. Key drivers such as water scarcity, water quality, security concerns and rising energy costs will continue to create opportunities for us to grow by meeting the increasing needs of our clients for advanced water and waste water treatment solutions.

Going forward, we are working to an accelerated and more focused growth strategy – building on our brand recognition and reputation, our strong market positions, our international scale and our advanced technologies.

Over the coming years we will focus on four key strategic initiatives. First, we aim to continue the geographic expansion of our products and services. Second, we aim to expand the scope of our operating services in both our home countries and other international markets. Third, we aim to focus on product and operational enhancements to improve our effectiveness and efficiency. And fourth, continue to develop new technologies that are at the forefront of water and waste water solutions.

In line with this strategy, we have established a central product development group to help us focus very accurately on how best to improve existing technologies and develop new technologies and solutions that are really valued and welcomed by our clients around the world.

The heart of our business

Organisations use different terminology to describe the way they address the impact of their activities on the environment, wider society and future generations. The UK government's strategy in this area is referred to as sustainable development. We refer to corporate responsibility to describe the way we respond to these issues as a business.

Our approach to corporate responsibility is based on considering what it means to be a responsible organisation as an integral part of the way we operate and plan our future strategy. We communicate what this means in practice to our staff and other stakeholders with reference to four areas: Community, Marketplace (customers and supply chain), Workplace (our role as a responsible employer) and Environment.

Many of our 20 KPIs link directly to our focus on corporate responsibility, for example our KPIs on health and safety, employee motivation, water quality, pollution incidents, net energy use and leakage. Performance against these KPIs can be found on pages 10 and 11 of this document.

In addition, we have a number of broader corporate responsibility objectives and measures which we track internally through the Corporate Responsibility Committee. This is a committee of the board, chaired by a non-executive director, Bernard Bulkin. The Chairman and Chief Executive sit on the committee, which meets four times a year to develop, review and promote policies.

The data we track in this area is verified by independent consultants and published externally via our website.

Aligning corporate responsibility to our long term strategic direction

Our focus going forward is to map our corporate responsibility programme as closely as possible onto the long term strategic direction of the business.

This diagram illustrates the way in which our corporate responsibility strategy and measures are aligned to deliver the eight KSIs contained within our 25 year plan.

Corporate responsibility measures

CR Themes	Objectives	Measures	Key Strategic Intentions within 25 year plan
Community	**Provide a high quality product**	Water quality[1]	Providing a continuous supply of quality water
	Quality investment in community and education	Employee volunteering[2]	
		Community investment[2]	
		Charitable giving[2]	
		Customer and community engagement[2]	
Marketplace	**Quality interaction with the customer**	Customer complaints[1]	Responding to customer needs Promoting effective regulatory regime Maintaining investor confidence Having the lowest possible charges
		Debtor days[1]	
		Vulnerable customers[2]	
	Provide a high standard of operational service	Suppliers and contractors standards and carbon footprint[2]	
Workplace	**Development of a sustainable service**	Regulatory obligations[1]	Having the right skills to deliver
		Adaptation to climate change[2]	
	Develop a confident and productive workforce	Employee motivation[1]	
		Whistleblowing[2]	
		Staff survey[2]	
	Promote and develop a diverse workforce	% of female and ethnic minorities[2]	
	Provide a safe working environment	Lost time incidents[1]	
Environment	**Minimise environmental impact**	Pollution incidents[1]	Minimising our carbon footprint Dealing effectively with waste water
		Waste[2]	
		Biodiversity[2]	
	Maximise use of resources	Net energy use[1]	
		Raw water storage[1]	
		Leakage[1]	
		Renewable energy[2]	
		Water efficiency[2]	

1 Measures relevant to corporate responsibility within our 20 business KPIs 2 Additional corporate responsibility measures

Community

We have an active community programme. For example, we have classrooms on four of our sites where we bring in groups of children to teach them about water resources.

We also have a well developed and supported employee volunteer programme. One of the ways we use employee volunteers is through our BeSmart education programme – a scheme where we go into 50 schools with an education pack focused on water resources and water efficiency. We donate to a number of organisations, such as WaterAid, as part of our charities programme.

Our Analytical Services business supports a number of projects in the community with a particular focus on enhancing links with local schools and colleges. The visits are designed to introduce pupils to possible careers in science and to demonstrate the way we use scientific skills in our processes. They receive various presentations and a tour of the laboratory with practical demonstrations.

Public access sites

Our public access sites welcome around three million visitors a year. Through these sites we aim to deliver high quality conservation, access, recreation and education for our customers and our communities. More information on our public access sites can be found on **www.moretoexperience.co.uk.**

Marketplace

Supply chain

We aim to manage the whole supply chain responsibly, working with our suppliers and delivering for our customers.

We have robust processes in place to ensure that as a minimum requirement we are working with responsible suppliers, based on their health and safety, environment and ethics track record. We are also identifying areas where our suppliers will be able to help us achieve some of our strategic objectives, such as reducing our carbon footprint. It's about long term relationship building – focusing on managing the contract and supplier relationships to maximise value.

In 2007, we won Utility Week's Supply Chain Excellence Award for our holistic two year supply chain management programme with Nottingham Trent University for participants drawn from throughout our business and our contractors and suppliers.

Vulnerable customers

We ensure our corporate responsibility approach also addresses our relationships with customers, in particular vulnerable customers who have difficulty in paying their bills or who have special needs.

The Severn Trent Water Trust Fund is run through our charitable trust. We contribute £3.5 million a year towards vulnerable customers. In 2007/08, we increased our contribution to £4.5 million in response to higher levels of demand for people needing help of this kind.

Workplace

We are working on ways to improve the skills of our people, working environments and communication. We are, for example, enhancing our internal communication programme so that employees can get easier access to the information they need.

We have launched a leadership behavioural model and are rolling this out further among employees. It is part of our commitment to develop a modern work place, where people treat each other in a supportive way and work together to achieve both the organisation's and their own personal goals.

We have a leadership forum for our management teams. We also have formal succession talent management reviews through the year.

We are committed to improving the diversity of our workforce and have relaunched the women's network in Severn Trent.

We aim for open and honest relationships at work, where people work together as a team and everyone has the opportunity to improve their skills and capabilities and progress through the organisation.

Through a share incentive plan, every Severn Trent Water and Severn Trent Plc employee has an element of their pay based on our performance against our 20 KPIs.

Severn Trent Services (STS) conducted its first global employee engagement survey, which topped the list of motivation programmes. A development centre was piloted for middle management in two of the UK businesses based on Severn Trent leadership competencies.

Environment

Climate change

Climate change is set to produce more severe forms of weather, from droughts to deluges. To respond to these changes, we are investing in the resilience of our Severn Trent Water network and in helping to protect communities from flooding.

Climate change is a key component of our environment strategy. We are committed to reducing greenhouse gas emissions by being more efficient in what we do and also by increasing renewable energy generation. We have a target of generating 30% of our energy from renewable sources by 2012. This involves a wide range of solutions, from wind turbines, to generating energy from sewage sludge and biomass crops.

We are committed to understanding our carbon footprint and playing our part in meeting the government's targets to reduce greenhouse emissions within the overall economy. We are in the process of developing longer term targets in this area to align with our 25 year plan.

Within STS we are working to reduce the carbon footprint associated with this growing part of our business and continuing our focus to ensure our facilities are as energy efficient as possible through increased measurement and energy controls.

Water resources

Our draft Water Resources Management Plan 2009 sets out our proposed 25 year strategy for maintaining the balance between the supply and demand for water in our region and maintaining our service level. This strategy includes reducing leakage, accelerating domestic customer metering, improving the connectivity of our network and increasing water efficiency by working with customers to install more water efficient equipment and promote water conservation.

For further information on this aspect of our business, visit **www.severntrent.com/corporateresponsibility.**

Group financial performance



Michael McKeon
Finance Director

Financial highlights

	2008	2007	% change
Turnover* (£m)	**1,552.4**	1,480.2	4.9
Profit* before interest, tax and exceptionals (£m)	**469.5**	405.3	15.8
Profit* before interest and tax (£m)	**400.7**	430.0	(6.8)
Profit* before tax, exceptionals and gains/losses on financial instruments (£m)	**292.2**	252.0	16.0
Profit* before tax (£m)	**192.4**	325.5	(40.9)
Earnings* per share before exceptionals, gains/losses on financial instruments and deferred tax (p)	**97.8**	82.4	18.7
Earnings* per share (p)	**89.3**	106.1	(15.8)
Final dividend (p)	**41.29**	38.68	6.7
Interim dividend (p)	**24.34**	22.77	6.9
Total dividend for the year (p)	**65.63**	61.45	6.8

*from continuing operations

Group turnover from continuing operations was £1,552.4 million (£1,480.2 million), an increase of 4.9% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water and organic growth in the Water Purification business.

Group profit from continuing operations before interest, tax and exceptional items increased by 15.8% to £469.5 million (£405.3 million). Beyond the net increase in turnover, the factors affecting profit before interest tax and exceptional items were cost increases in Water and Sewerage partially offset by margin growth in Water Technologies and Services and reduced corporate overheads. There were net exceptional charges of £68.8 million (exceptional gain of £24.7 million). Group profit before interest and tax was £400.7 million (£430.0 million).

Water and Sewerage

Turnover in Water and Sewerage increased by 5.0% in 2007/08, to £1,279.2 million. Sales prices increased by 5.87% (including inflation) from 1 April 2007.

Profit before interest, tax and exceptional items was up by 11.9% on the previous year, to £462.3 million. Beyond the increase in turnover, a number of factors impacted profit before interest, tax and exceptional items, principally: a reduction in energy costs of £19.4 million, other increases in our cost base, net of efficiencies, of £21.2 million, an increase in infrastructure renewals expenditure of £13.1 million, and a decrease in depreciation charges of £3.1 million.

During the financial year, Severn Trent Water invested £567 million in fixed assets and maintaining and improving its infrastructure network. Included in this total was net infrastructure maintenance expenditure of £111.2 million.

Adjusting for minor timing differences and modifications to the AMP4 capital programme (notified to Ofwat through the change control process) we are on track to deliver this programme over the AMP4 period. We continue to be in line to achieve around 6% efficiencies compared to Ofwat's Final Determination for AMP4.

Water Technologies and Services

Turnover in Water Technologies and Services was £297.3 million in 2007/08, up 2.9% on 2006/07. Removing the impact of changing exchange rates, turnover rose by 5.7%. On the same basis, turnover in the US was up by 6.6%. Turnover in the UK and rest of the world was up by 5.3% through continued organic growth. Around 3.7% of Water Technologies and Services' turnover arose from customers in the US.

Water Technologies and Services' profit before interest, tax and exceptional items increased by 5.1% to £20.7 million. The impact of changing exchange rates was immaterial.

Corporate and other

Other Businesses' turnover was down 49% to £5.2 million. Corporate and Other incurred a loss before interest tax and exceptional items of £11.2 million (£26.3 million).

Interest and tax – group profit

After net interest charges of £177.4 million (£153.8 million) and share of results of associates and joint ventures of £0.1 million (£0.5 million), group profit from continuing operations before tax, exceptional items and gains/losses on financial instruments, increased by 16.0% to £292.2 million (£252.0 million). Group profit from continuing operations before tax was £192.4 million (£325.5 million).

The total tax credit for the year was £18.2 million (charge of £76.9 million). A current tax charge of £56.2 million (£58.5 million) was offset by a deferred tax credit of £74.4 million, (charge of £18.4 million). Profit for the period from continuing operations was £210.6 million (£248.6 million).

The effective rate of current tax on continuing businesses, excluding prior year charges and exceptional items, calculated on profit before tax, exceptional items and gains/losses on financial instruments was 25.6% (26.9%). The decrease in effective rate is a result of higher year on year capital expenditure leading to a greater level of capital allowances. Going forward we expect the effective current tax rate for 2008/09 to be in the range 25% to 27%.

The Finance Act 2007 implemented a reduction in the corporation tax rate from 30% to 28% with effect from 1 April 2008. The impact of this rate reduction on the deferred tax provision has been reflected in these financial statements and has resulted in a deferred tax credit of £54.7 million in the income statement and £5.4 million to reserves. As well as the reduction in corporation tax rate, the 2007 Budget also announced the phasing out of Industrial Buildings Allowances (IBAs). However, the legislation to implement this change has not been enacted and therefore no adjustment to the deferred tax provision has been made in respect of this. We anticipate that the abolition of IBAs will result in an increased deferred tax charge of around £168 million in 2008/09 with a cash tax cost of over £12 million in the three years to abolition.

Discontinued operations

Net profit attributable to discontinued operations was £0.8 million (£20 million). The profit arose mainly from price adjustments relating to transactions completed in the previous year.

Earnings per share

Basic earnings per share from continuing and discontinued operations were 89.7p (114.7p). Adjusted basic earnings per share from continuing operations (before exceptional items, gains/losses on financial instruments and deferred tax) were 97.8p (82.4p).

Exceptional items

There was a net exceptional charge, on continuing operations, in the year to 31 March 2008 of £68.8 million (exceptional gain £24.7 million) comprising:

- costs of £35.8 million arising from the proposed Ofwat fine announced on 8 April 2008;
- charge of £13.9 million in Severn Trent Water and £1.0 million in corporate costs arising from the ongoing and developing programme to restructure and realign the business by improving standards though process improvement; enhancements to supporting technology systems and facilities; and the development and retraining of our people;
- costs, net of £16.0 million insurance recoveries, of £13.6 million arising from the impacts of the flooding in the summer of 2007;
- charge of £4.5 million relating to third party legal costs incurred in the conclusion of a Water Technologies and Services arbitration to settle an interpretation on a long term operating service contract.

Cash flow

	2008 £m	2007 Continuing £m	2007 Discontinued £m	2007 Total £m
Cash generated from operations	**645.9**	486.5	87.5	574.0
Net capital expenditure	**439.6**	(317.7)	(33.8)	(351.5)
Net interest paid	**(150.1)**	(157.8)	1.4	(156.4)
Tax paid	**(76.2)**	(29.6)	(6.4)	(36.0)
Other cash flows	**(1.2)**	0.8	0.4	1.2
Free cash flow	**(21.2)**	(17.8)	49.1	31.3
Dividends	**(147.3)**	(739.5)	–	(739.5)
Acquisitions and disposals	**–**	138.0	–	138.0
Financing	**8.2**	10.0	–	10.0
Change in net debt from cash flows	**(160.3)**	(609.3)	49.1	(560.2)

Cash generated from operations was £645.9 million (£574.0 million). The increase in cash generated was principally as a result of lower pension contributions and an increase in working capital on the previous year. Capital expenditure net of grants and proceeds of sales of fixed assets was £439.6 million (£351.5 million). Net interest paid decreased to £150.1 million (£156.4 million). Tax payments increased compared with the prior year to £76.2 million (£36.0 million). Dividends paid, amounted to £147.3 million (£739.5 million including the special dividend of £575 million). After the receipt of £8.2 million from share issues (£10.0 million) and other cash outflows of £1.2 million (inflow of £1.2 million) net debt increased by £160.3 million (£560.2 million).

Net debt at 31 March 2008 was £3,432.8 million (£3,127.6 million). Year end balance sheet gearing (net debt/net debt plus equity) was 74.0% (73.3%). Net debt, expressed as a percentage of 31 March 2008 Regulatory Capital Value (RCV) was 58.0% (56.4%), based on RCV at 31 March 2008 of £5,922 million (£5,546 million). The group's net interest charge, was covered 3.7 times (3.9 times) by profit before interest, tax, depreciation and exceptional items, and 2.5 times (2.4 times) by profit before interest, tax, and exceptional items.

Pensions

The group has three defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were last undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme (SSPS), as at 31 March 2004. The valuations of these schemes as at 31 March 2007 are nearing completion.

On an IAS 19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes was a deficit of £126.0 million as at 31 March 2008. This compares to a deficit of £135.1 million as at 31 March 2007. See note 29 for details of the year on year movement in this net position.

Total cash contributions to the schemes in the year were £55.6 million (£97.4 million).

The key actuarial assumptions were:

	2008	2007
Price inflation	**3.4%**	3.0%
Salary increases	**4.9%**	4.5%
Discount rate	**6.4%**	5.4%
Pension increases in payment and deferment	**3.4%**	3.0%
Expected return on equities	**8.00%**	8.25%
Age to which current pensioners aged 65 are expected to live		
Men	**85.1**	84.2
Women	**88.2**	87.1
Age to which future pensioners currently aged 45 are expected to live		
Men	**85.9**	84.9
Women	**88.9**	88.0

On an IAS 19 basis, the funding level has remained at around 91% at 31 March 2008.

As at 31 March 2008 the group's defined benefit pension schemes had total assets of approximately £1,332 million and total liabilities of approximately £1,458 million.

The following table summarises the estimated impact on scheme liabilities resulting from changes to key actuarial assumptions whilst holding other assumptions constant:

Assumption	Changes in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.1%	Decrease/increase by £25 million
Price inflation	Increase/decrease by 0.1%	Increase/decrease by £25 million
Mortality	Increase life expectancies by one year	Increase by £36.5 million

Dividends

An interim dividend of 24.34p (22.77p) was paid on 16 January 2008. The board is recommending the payment of a final dividend of 41.29p (38.68p) to make a total dividend of 65.63p (61.45p excluding the special dividend), an increase of 6.8%.

Treasury management

The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. The board determines matters of treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

The group's principal operating subsidiary, Severn Trent Water, is a long term business characterised by multi year investment programmes. The strategic funding objectives of the group must reflect this and the liquidity position and the availability of committed funding are essential to meeting its goals. The group therefore seeks to attain a balance of long term funding or commitment of funds across a range of funding sources at the best possible economic cost.

In the context of a more general "liquidity crunch" today, the group is in a strong liquidity position. It has in excess of £600 million in cash and liquid reserves and £580 million of undrawn committed bank facilities. During the year, and up to July 2007 when this market effectively closed down, the group issued a further £400 million of 50 to 60 year maturities bonds to the index linked bond markets and index linked bonds total £1,021 million at the balance sheet date. The group also borrowed £150 million from the European Investment Bank and £199 million via a commercial bank loan. The group also extended the range of markets from where it obtains funds through a February 2008 debut €700 million eight year Eurobond issue (entirely swapped into sterling). This market is of strategic importance to the future funding of the group and it was a successful first step into this market in what were challenging markets at the time. Average debt maturity is now in excess of 20 years (2007: 14 years) and the effective average interest cost during 2007/08 was 5.8%.

The group is well funded for the investment demands of this price review period and for those demands that will come with the next Ofwat price review from April 2010.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2008, interest rates for some 70% of the group's net debt of £3,432.8 million were so fixed, at a weighted average interest rate of 5.9% for a weighted average period of 15.6 years. This policy has been implemented by entering into a portfolio of long dated interest rate swaps that hedge the group's economic exposure to changes in interest rates. However, these swaps are not designated to particular liabilities and hence do not meet the criteria for hedge accounting under IAS 39. Consequently the swaps are revalued at each balance sheet date and the change in fair value is taken to the income statement under gains/losses on financial instruments. In the year ended 31 March 2008 £24.3 million was charged (£52.7 million credited) to the income statement in respect of such fair value movements.

The group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The group also has investments in various assets denominated in foreign currencies, principally the US dollar and the euro. The group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

The long term credit ratings of Severn Trent Plc and Severn Trent Water Ltd are:

Long term ratings	Severn Trent Water Ltd	Severn Trent Plc
Moody's confirmed rating in April 2008	A2	A3
Standard & Poor's	A	A–

Further details of the group's borrowings, investments and financial instruments are contained in note 22 to the accounts.

Accounting policies and presentation of the financial statements

The group's financial statements are prepared in accordance with International Financial Reporting Standards that have been ratified by the European Union. In the current year, the group has adopted IFRS 7 'Financial Instruments: Disclosures' which is effective for annual reporting periods beginning on or after 1 January 2007, and the consequential amendments to IAS 1 'Presentation of Financial Statements'. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the group's financial instruments and management of capital (see note 22).

Exchange rates

Approximately 3% of the group's profit before interest, tax, goodwill amortisation and exceptional items and 4% of its net assets are denominated in US dollars. The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

Supplementary information

For supplementary information including the group's preliminary results presentation, see the Severn Trent website **www.severntrent.com.**

Michael McKeon
Finance Director

Board of directors

1  2  3  4  5  6 

1 Tony Ballance BSc (Hons) MA (Econ) PhD (43)
Tony joined the board on 2 October 2007. He joined Severn Trent Water as Director of Regulation and Competition in August 2005. Prior to that he was an economic consultant in the utilities sector, working as a Director for Stone and Webster consultants and London Economics. He was formerly Chief Economist, Office of Water Services (Ofwat).

2 Bernard Bulkin BS PhD FRSC FRSA FIE (66)*
Bernard joined the board on 1 January 2006. He is Chairman of AEA Technology Plc, Chairman of Swedish company Chemrec AB and a non-executive director of Accelergy Corporation in California. He is also a Venture Partner at Vantage Point, an international venture capital firm and a Commissioner on the UK Sustainable Development Commission. In 2003 he retired as Chief Scientist at BP Plc, where he had worked for 18 years.

3 Richard Davey BA (59)*
Richard joined the board as senior independent non-executive director on 1 January 2006. He is non-executive Chairman of London Capital Holdings Plc and a non-executive director of Yorkshire Building Society and Amlin Plc. He also served as a non-executive director of Freeserve Plc from 1999 to 2001 and of Scottish Widows Fund and Life Assurance Society from 1996 to 2000. The majority of his executive career was spent in investment banking at N M Rothschild & Sons where he served in various roles including Head of Investment Banking. Prior to that, he worked at various organisations including Merrill Lynch International Limited and Exco International Plc.

*non-executive director

4 Sir John Egan MSc (Econ) BSc (68)*
Sir John joined the board in October 2004 and became Chairman on 1 January 2005. He is a director of Warwick Castle Park Trust Ltd and Borwick Group Limited and a non-executive director of Governance for Owners Group LLP. He was previously Chairman of Inchcape Plc and Harrison Lovegrove & Co Ltd. Sir John worked in the motor industry until 1990 at General Motors, Massey Ferguson and British Leyland, rising to become Chairman and Chief Executive of Jaguar Plc. He was Chief Executive of BAA Plc from 1990 to 1999 and Chairman of MEPC from 1998 to 2000. He was also President of the Confederation of British Industry from 2002 to 2004. Sir John was knighted in the Queen's Birthday Honours List in 1986. He is a deputy lieutenant of the County of Warwickshire and since September 2007, Chancellor of Coventry University.

5 Martin Houston BSc MSc DIC (50)*
Martin joined the board in September 2003. He is Executive Vice President and Managing Director of BG Group's Americas and Global Liquefied Natural Gas business, and a member of their Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He is a fellow of the Geological Society of London and a companion of the Institution of Gas Engineers and Managers.

6 Martin Kane BSc CEng CEnv MICE MIWEM FIWO (55)
Martin joined the board on 2 October 2007. He has been Director of Customer Relations, Severn Trent Water since May 2006. He joined Severn Trent Water in 1975, holding various posts including Head of Networks, Director of Engineering and roles in the design, construction and operation of water and waste water treatment plants, water distribution networks and sewerage systems. He is also a board member of UK Water Industry Research Ltd and Utility and Service Industries Training Ltd.

7

8

9

10

11


7 Martin Lamb BSc MBA (48)*
Martin joined the board on 29 February 2008. He joined IMI, an engineering Plc headquartered in Birmingham, in 1985 and was appointed to their board in 1996. He became Chief Executive in January 2001. He has extensive experience of engineering and managed several major businesses within the group before his present appointment. An honours graduate in Mechanical Engineering from Imperial College, London, he also holds an MBA from Cranfield Business School. He is a former non-executive director of Spectris Plc.

8 Michael McKeon MA CA (51)
Michael joined the board on 13 December 2005 as Finance Director. Prior to that, he was Finance Director of the buildings materials group Novar Plc. He worked for Rolls Royce Plc from 1997 to 2000 in various senior roles including Finance Director of the Aerospace Group. He has extensive international business experience, having worked overseas for CarnaudMetalbox, Elf Atochem and Price Waterhouse. Michael is a Chartered Accountant and a Member of the Institute of Chartered Accountants of Scotland. He was appointed a non-executive director of The Merchants Trust Plc, with effect from 1 May 2008.

9 Baroness Noakes DBE LLB FCA (58)*
Sheila Noakes joined the board on 29 February 2008. She is the Senior Independent Director of Carpetright Plc and a director of the Reuters Founder Share Company. Sheila has also been a non-executive director of ICI Plc and Hanson Plc, and a member of the Court of the Bank of England. She is a Fellow of the Institute of Chartered Accountants in England and Wales and spent most of her career in KPMG where she was a senior partner until 2000.

10 Andy Smith BTech (Hons) (47)
Andy joined the board on 2 October 2007. He joined Severn Trent in January 2005 and was appointed Director of Water Services in February 2007. Prior to that he was a board member and Group HR Director with Boots. He has previously held senior management roles in engineering, HR and production with Pepsi-Cola International, Mars and BP.

11 Tony Wray BSc (Hons) (46)
Tony joined the board in March 2005. He was appointed Chief Executive on 2 October 2007. Prior to that, he was Director of Networks at Eircom, the Republic of Ireland's telephone operator. He joined British Gas in 1983 and held various managerial positions. With the establishment of the gas transportation business, Transco, he became Director of Asset Management, then National Operations Director, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

*non-executive director

Board Committees

Audit Committee
Baroness Noakes (Chairman)
Bernard Bulkin
Richard Davey
Kerry Porritt (Secretary)

Corporate Responsibility Committee
Bernard Bulkin (Chairman)
Sir John Egan
Tony Wray
Kerry Porritt (Secretary)

Remuneration Committee
Richard Davey (Chairman)
Bernard Bulkin
Sir John Egan
Martin Houston
Fiona Smith (Secretary)

Nominations Committee
Sir John Egan (Chairman)
Bernard Bulkin
Richard Davey
Martin Houston
Martin Lamb
Baroness Noakes
Tony Wray
Fiona Smith (Secretary)

Management Committee

Executive Committee
Tony Wray (Chairman)
Tony Ballance
Nick Burraston
Peter Gavan
Len Graziano
Myron Hrycyk
Martin Kane
Alec Luhaste
Richard Martin
Michael McKeon
Alec Richmond
Andy Smith
Fiona Smith
Kerry Porritt (Secretary)

Senior independent non-executive director
Richard Davey

General Counsel and Company Secretary
Fiona Smith

Directors' report

The directors present their report, together with the audited financial statements of the group for the year ended 31 March 2008.

Principal activity

The principal activity of the group is the supply of water and the treatment and disposal of sewage.

Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2008 appear in notes 20, 21 and 42 to the financial statements on pages 72 and 95.

Business review

The Chairman's statement, the Chief Executive's review and the report and performance reviews for the group's main businesses on pages 4 to 19 provide detailed information relating to the group and its strategy, the operation of its businesses and the results and financial position for the year ended 31 March 2008.

Details of the principal risks and uncertainties facing the group are set out in the corporate governance report on pages 36 to 37.

All of the above are incorporated by reference in (and shall be deemed to form part of) this report.

Research and development

Expenditure on research and development, including amounts capitalised as tangible fixed assets related to research and development, amounted to £4.9 million (2007: £4.2 million).

Treasury management

The disclosures required under the EU Fair Value Directive in relation to the use of financial instruments by the company are set out in note 22 to the accounts on pages 73 to 81.

Post balance sheet events

Details of post balance sheet events are set out in note 40 to the group financial statements.

Dividends

An interim dividend of 24.34p per ordinary share was paid on 16 January 2008. The directors recommend a final dividend of 41.29p per ordinary share to be paid on 1 August 2008 to shareholders on the register on 20 June 2008. This would bring the total dividend for 2007/08 to 65.63p per ordinary share (2007: 61.45p (excluding the special dividend paid on 20 October 2006)). The payment of the final dividend is subject to shareholder approval at the Annual General Meeting.

Capital structure

Details of the authorised and issued share capital, together with details of the movements in the company's issued share capital during the year are shown in note 31 to the financial statements on page 88. The company has one class of ordinary shares which carries no right to fixed income. Each share carries the right to one vote at general meetings of the company. The percentage of the issued nominal value of the ordinary shares is 100% of the total issued nominal value of all share capital.

There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the articles of association and prevailing legislation. The directors are not aware of any agreements between holders of the company's shares that may result in restrictions on the transfer of securities or on voting rights.

Details of employee share schemes are set out in note 35 to the financial statements on page 90. Shares held by the Severn Trent Employee Share Ownership Trust abstain from voting.

No person has any special rights of control over the company's share capital and all issued shares are fully paid.

With regard to the appointment and replacement of directors, the company is governed by its articles of association, the Combined Code, the Companies Acts and related legislation. The articles may be amended by special resolution of the shareholders. The powers of directors are described in the Matters Reserved to the Board, the articles and the corporate governance report on page 32.

Under its articles of association, the directors have authority to issue up to 111,298,079 ordinary shares, subject to the aggregate nominal amount limit set at the 2007 AGM.

There are a number of agreements that take effect after, or terminate, upon a change of control of the company, such as commercial contracts, bank loan agreements, property lease arrangements and employees share plans. None of these are considered to be significant in terms of their likely impact on the business of the group as a whole. Furthermore, the directors are not aware of any agreements between the company and its directors or employees that provide for compensation for loss of office or employment that occurs because of a takeover bid.

Directors and their interests

Details of changes to the board during the year and of the directors offering themselves for reappointment at the AGM are set out on page 32.

Details of directors' service agreements are set out in the directors' remuneration report on page 42.

The interests of the directors in the shares of the company are shown on pages 46 and 47.

Biographies of the directors currently serving on the board are set out on pages 26 and 27.

Directors' indemnities

The company's articles of association provide that directors of the company shall be indemnified by the company against any costs incurred by them in carrying out their duties including defending any proceedings brought against them arising out of their positions as directors in which they are acquitted or judgment is given in their favour or relief from any liability is granted to them by the court.

Supplier payment policy

Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Details of supplier payment policies can be obtained from the individual companies at the addresses shown in note 42 to the financial statements on page 95. Trade creditors for the group at the year end are estimated as representing 35.4 days' purchases (2007: 45.2 days' purchases).

Contributions for political and charitable purposes

Donations to charitable organisations during the year amounted to £412,471 (2007: £277,476). The group focuses on the development of long term partnerships with charities close to its major sites which reflect the three core aims of promoting the natural environment, education and building communities. The group is also committed to supporting WaterAid, the UK's only major charity dedicated to providing safe domestic water and sanitation to the world's poorest people.

In addition, in response to the floods of July 2007 Severn Trent Water established a £3.5 million recovery fund for Gloucestershire. Of the £1.6 million paid during the financial year, approximately £1.1 million was paid to charitable organisations in the Gloucestershire area. The remainder of the total donation to the Flood Relief Fund was paid through Gloucestershire local authorities and Gloucestershire First (a partnership between public sector bodies and local businesses) to support other recovery projects. A further £1.9 million, as agreed by the Severn Trent Water board, is due to be paid in the 2008/09 financial year.

Severn Trent's policy is not to make any donations for political purposes in the UK, or to donate to EU political parties or incur EU Political Expenditure. Accordingly neither Severn Trent Plc nor its subsidiaries made any political donations or incurred political expenditure in the financial year under review.

Under the provisions of the Political Parties Elections and Referendums Act 2000 (the relevant provisions of which are now contained in Part XA of the Companies Act 1985), shareholder authority is required for political donations to be made or political expenditure to be incurred by the company or any of its subsidiaries in the EU and disclose any such payments in the annual report. The legislation gives a wide definition of what constitutes political donations and political expenditure including sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling public duties and support for bodies representing the business community in policy review or reform. The company has therefore obtained limited authority from shareholders as a precautionary measure to allow the company to continue supporting the community and such organisations without inadvertently breaching the legislation.

At the 2006 AGM, shareholders gave the company authorities to make political donations or to incur political expenditure in the EU (which would not ordinarily be regarded as political donations) up to an aggregate annual limit of £50,000 each for the company and its subsidiary Severn Trent Water Ltd. The authorities will expire at the 2009 AGM. Pursuant to those authorities, during the year ended 31 March 2008 the group incurred costs of nil (2007: nil).

Substantial shareholdings

As at 2 June 2008 the company had been notified in accordance with chapter 5 of the Disclosure and Transparency Rules of the following major shareholdings:

Name of holder	Percentage of voting rights and issued share capital	No. of ordinary shares of $97\frac{17}{19}$p each	Nature of holding
Pictet Asset Management SA	7.601%	17,718,717	Indirect
AMVESCAP Plc	5.200%	12,140,054	Indirect
Legal & General Group Plc	5.010%	11,769,005	Direct
Barclays Plc	3.610%	8,412,304	Indirect
Newton Investment Management Ltd	3.050%	7,161,850	Indirect

Authority to purchase shares

The company was given authority at its AGM in 2007 to make market purchases of ordinary shares up to a maximum number of 23,432,281 shares. Similar authority will again be sought from shareholders at this year's AGM. No market purchases were made by the company during the year ended 31 March 2008.

Employees

The average number of employees within the group is shown in note 9 to the financial statements on page 64.

Severn Trent believes that a diverse and inclusive culture is a key factor in being a successful business. Apart from ensuring an individual has the ability to do the job we do not discriminate in any way and make every effort to ensure that those with disabilities are able to be employed by us. We ensure that training, career development and promotion opportunities are available for all our employees irrespective of their gender, race, age or disability.

The group actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of its activity and financial performance by way of briefings and publication to staff of all relevant information and corporate announcements. To help develop employees' interest in the company's performance, Severn Trent offers two employee share plans. The Severn Trent Sharesave Scheme, a HM Revenue and Customs approved SAYE plan, is offered to UK employees on an annual basis. The Severn Trent Share Incentive Plan, approved by HM Revenue and Customs, makes an annual award of shares to Severn Trent Plc and Severn Trent Water Ltd employees, based on performance against the KPIs.

Further details of arrangements relating to employee involvement are described in the corporate responsibility report on pages 20 to 21.

Auditors

In the case of each of the persons who are directors of the company at the date when this report was approved:

- so far as each of the directors is aware, there is no relevant audit information of which the company's auditors are unaware; and
- each of the directors has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Relevant audit information means information needed by the company's auditors in connection with preparing their report.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Deloitte & Touche LLP has indicated its willingness to continue as auditors. A resolution to reappoint them will be proposed at this year's AGM.

The reappointment of Deloitte & Touche LLP has been approved by the Audit Committee, who will also be responsible for determining their audit fee on behalf of the directors.

Accounts of Severn Trent Water Ltd

Regulatory accounts for Severn Trent Water Ltd are prepared and sent to the Water Services Regulatory Authority. A copy of these accounts will be available from the website of Severn Trent Water Ltd **(www.stwater.co.uk)** or on written request to the General Counsel and Company Secretary (at the address given on the back cover). There is no charge for this publication.

Going concern

The board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 48 to 95 and 96 to 105 have been prepared on the going concern basis.

Annual General Meeting

The AGM of the company will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA at 11.00am on Tuesday 22 July 2008. The notice convening the meeting, together with details of the business to be considered and explanatory notes for each resolution, is distributed separately to shareholders. It is also available on the company's website: **www.severntrent.com**.

By order of the board



Fiona Smith
General Counsel and Company Secretary
4 June 2008

Directors' responsibilities statement

The directors are responsible for preparing the Annual Report, directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the group financial statements under IFRSs as adopted by the European Union. The group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Sir John Egan
Chairman

Michael McKeon
Finance Director

Corporate governance report

Corporate governance

The board of directors of Severn Trent is committed to the highest standards of corporate governance. The board recognises that strong corporate governance procedures and adherence to best practice are integral factors in improving group performance and maintaining investor confidence.

Compliance statement

This report describes how Severn Trent has applied the principles of good corporate governance as set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in 2006 (Combined Code). Throughout the year ended 31 March 2008, the company has complied with the Combined Code provisions set out in section 1 of the Combined Code apart from the matter detailed below.

Following the announcement of the appointment of three additional executive directors, made on 2 October 2007, the company did not comply with provision A.3.2. which states that at least half of the board, excluding the Chairman, should comprise non-executive directors determined by the board to be independent. As stated in the regulatory announcement dated 2 October 2007, the board was actively engaged in appointing an additional non-executive director to restore the balance of executive and non-executive directors. Following the appointments of Baroness Noakes and Martin Lamb on 29 February 2008, the company complied fully with the provisions of the Combined Code.

Organisation and structure

Board membership

The board consists of a non-executive Chairman, five executive directors and five non-executive directors, ensuring an appropriate balance of experience and independence.

The company's articles of association require all directors to submit themselves for reappointment at least every three years. In addition to this provision, as a minimum, one third of the board of directors, together with any director appointed since the last Annual General Meeting, retires each year and, if eligible and so desires, stands for reappointment at the AGM. Directors retire on the basis of their length of service since their last election.

Tony Ballance, Martin Kane, Martin Lamb, Baroness Noakes and Andy Smith have all been appointed since the last AGM and offer themselves for reappointment.

Bernard Bulkin, Richard Davey and Michael McKeon are the directors retiring by rotation and offer themselves for reappointment.

The Nominations Committee has formally reviewed the performance, contribution and commitment of each of the retiring directors. The committee supports and recommends their reappointment to the board. The committee has confirmed that each director standing for reappointment continues to make a valuable contribution to the board's deliberations and continues to demonstrate commitment.

The following also served as directors during the year:

- Colin Matthews retired from the board as an executive director and Chief Executive on 2 October 2007
- John Smith retired from the board as a non-executive director and Chairman of the Audit Committee on 29 February 2008

Biographical details for all the directors currently serving on the board are set out on pages 26 and 27.

Division of responsibilities

In accordance with the Combined Code, separate individuals, Sir John Egan and Tony Wray, are appointed to the positions of Chairman and Chief Executive respectively. Colin Matthews held the position of Chief Executive until his retirement from the board on 2 October 2007. The Chief Executive is responsible for the executive management of all of the group's businesses and for implementing board strategy and policy within approved budgets and timescales. The Chief Executive is supported by and chairs the Executive Committee. During the year the Executive Committee comprised the executive directors and senior executive managers responsible for key central and operational functions.

Directors' independence

The board has reviewed the status of the non-executive directors and considers them all to be independent in character and judgment and within the definition of this term in the Combined Code.

The Chairman and the non-executive directors contribute external expertise and experience in areas of importance to the group such as corporate finance, general finance, corporate strategy, environmental matters, general management and corporate governance. They also provide independent challenge and rigour to the board's deliberations.

Richard Davey is the senior independent non-executive director. He chairs the Remuneration Committee and is a member of the Audit and Nominations Committees. The non-executive directors, led by the senior independent non-executive director, meet at least once year, without the Chairman present, where there is an opportunity for them to appraise the Chairman's performance.

Directors' interests and remuneration

The directors' remuneration report, which includes a statement on the company's policy on directors' and senior executive managers' remuneration, is set out on pages 38 to 47. The remuneration report also provides details of the directors' service agreements, emoluments, their interests in the shares of the company and in awards or options over such shares granted under the company's incentive and employee share schemes.

No director had a material interest at any time during the year in any contract of significance, other than a service contract as shown in the directors' remuneration report on page 43, with the company or any of its subsidiary undertakings.

Directors' insurance and indemnities

Severn Trent purchases directors and officers' liability and indemnity insurance to cover its directors and officers against the costs of defending themselves in civil proceedings taken against them in that capacity, and in respect of damages resulting from the unsuccessful defence of any proceedings.

Directors' terms and conditions of appointment

The terms and conditions of appointment of the directors are available for inspection by any person at the company's registered office during normal business hours and will be available at the AGM.

Board meetings and attendance

The board has regular scheduled meetings throughout the year and committees of the board are established to deal with specific issues or approvals, as and when necessary. During the financial year committees of the board have considered such matters as: final approval of the pre-close trading statement, interim management statement, appointments to the board, results announcements and approval of announcements relating to the SFO and Ofwat investigations. Not all directors are required to attend these additional meetings, but may do so if they wish. All directors receive notice of such meetings and have the opportunity to comment on the matters under discussion. The board had eleven scheduled meetings and eight additional meetings of committees of the board during the year. Details of the board and principal committees' meetings attended by each director during the year are set out in the table below.

	Board scheduled	Committees of the board	Audit Committee	Remuneration Committee	Nominations Committee	Corporate Responsibility Committee
Number of Meetings	**11**	**8**	**7**	**7**	**4**	**4**
Sir John Egan	11	6	–	7	4	4
Tony Ballance[1]	5	3	–	–	–	–
Bernard Bulkin	10	–	6	5	3	4
Richard Davey	11	3	7	7	4	–
Martin Houston	9	4	–	6	3	–
Martin Kane[2]	5	4	–	–	–	–
Martin Lamb[3]	2	–	–	–	–	–
Michael McKeon	11	8	–	–	–	–
Baroness Noakes[4]	2	–	1	–	–	–
Andy Smith[5]	5	3	–	–	–	–
Tony Wray	11	5	–	–	–	1
Colin Matthews[6]	6	2	–	–	–	2
John Smith[7]	8	1	6	–	3	–

1 – Appointed 2/10/07
2 – Appointed 2/10/07
3 – Appointed 29/2/08
4 – Appointed 29/2/08
5 – Appointed 2/10/07
6 – Resigned 2/10/07
7 – Resigned 29/2/08

Board procedures

The board has ultimate responsibility for ensuring that the company is properly managed and achieves the strategic objectives it sets. It has an agreed schedule of matters reserved to it, which includes setting long term strategic and business objectives, overseeing the company's internal control systems and ensuring that appropriate resources are in place to enable the company to meet its objectives.

The Chairman has prime responsibility for the effective workings of the board and agrees the agenda in consultation with the Chief Executive and General Counsel and Company Secretary.

In addition to the AGM and an annual strategy day, the board meets at least 10 times in each financial year and convenes additional meetings as and when required.

Papers, including minutes of board committees held since the previous board meeting and reports from each of the executive directors responsible for the group's operating businesses or key central functions, are circulated in advance of each meeting. In addition to the board meetings, the Chairman meets with the non-executive directors without the executive directors present.

Board effectiveness

Induction

On joining the board, directors are provided with a comprehensive induction pack, tailored to their individual requirements, including notes on the group structure, operating businesses within the group, financial reports and business plans, information on corporate governance and group policies. Meetings are arranged with members of the Executive Committee and group departments who provide support to the relevant board committees the directors may serve on. Visits to operational sites across the group are also arranged for directors joining the board.

Continuing professional development

Regular seminars, arranged to coincide with board meetings, are held to update and refresh the board's knowledge and understanding on a variety of topics during the year. The seminars are arranged and conducted by the General Counsel and Company Secretary and facilitated by an external consultant. Senior executive managers, appropriate to the material being presented, are also in attendance. Recent seminars have covered topics including risk management, directors' duties and liabilities and competition in the water industry. Forthcoming seminars will address health and safety legislation and the role of regulatory bodies including the FSA, UKLA and Ofwat.

There is an agreed procedure in place which allow directors to take independent professional advice in the course of their duties and all directors' have access to the advice and services of the General Counsel and Company Secretary. Where a director has a concern over any unresolved matter he/she is entitled to require the General Counsel and Company Secretary to minute that concern. Should the director later resign over the issue, the Chairman will bring it to the attention of the board.

Performance and effectiveness reviews
The board evaluated the conclusions from the review carried out in 2006/07 and took action in relation to the management information provided to the board and the board processes identified in it.

During the year the board, with the help of an outside facilitator, commenced a formal evaluation of its performance and that of its committees as well as the individual performance of directors. Each director answered a questionnaire on his/her perception of the composition, operation and effectiveness of the board and its committees and on the performance of the chairmen of the board and board committees as well as individual directors. In addition they were interviewed by the facilitator to explore certain issues in greater depth and to identify areas requiring improvement. Conclusions of the evaluation are to be discussed in detail at the board, and individually with the director and actions agreed to address any issues raised.

Collectively, the board is satisfied it has all of the necessary skills, experience and qualities to lead the company.

Board Committees

The board has established an effective committee structure to assist in the discharge of its responsibilities. The terms of reference of the Audit, Remuneration and Nominations Committees (the Principal Committees) comply with the provisions of the Combined Code and are available for inspection, together with the terms of reference of the Corporate Responsibility Committee and Executive Committee, on the company's website **(www.severntrent.com)** or may be obtained on written request from the General Counsel and Company Secretary at the address given on the back cover.

Each of the Principal Committees has reviewed its effectiveness and terms of reference during the year and any necessary actions have been identified and reported to the board.

The membership of all board committees is set out on page 27.

Principal Committees

Audit Committee
The Audit Committee has been chaired by Baroness Noakes since her appointment to the board on 29 February 2008 (previously chaired by John Smith until his retirement). Its membership comprises Bernard Bulkin and Richard Davey. Only independent non-executive directors may serve on the committee. Sheila Noakes has been identified by the board as having recent and relevant financial experience.

The committee meets with the group's external auditors at least four times a year. By invitation of the committee other individuals such as the Chairman, Chief Executive, Finance Director, General Counsel and Company Secretary and Director of Internal Audit will normally be in attendance for all or part of those meetings. The committee and the Auditors also hold separate meetings without the attendance of executive management.

In their assessment of the independence of the auditors, the committee receives annually in writing details of relationships between the auditors and the group, which may bear on the auditors' independence and receives confirmation that they are independent of the group as required by International Auditing Standard 260.

The committee annually approves the level of the auditors' fees in respect of the audit of the financial statements of the group and its subsidiaries at the same time as considering the adequacy of the auditors' proposed audit plan.

The group's policy is that the external auditors may not carry out work which impairs their independence. In addition, any material project work where fees payable to the auditors are likely to exceed £100,000 must be approved by the Audit Committee. Where fees are expected to exceed £500,000 the project work would normally be the subject of a competitive selection process. The level of non audit services provided by the auditors and the associated fees are considered annually by the committee, in the context of the auditors' independence, as part of the committee's review of the adequacy and objectivity of the audit process. An analysis of fees payable to the auditors in respect of audit and non audit services is provided on page 63.

It is the group's policy to seek rotation of the auditors' principal engagement partner as a matter of course every five years and of other key members of the audit team, where deemed appropriate by the Audit Committee.

The Audit Committee has, throughout the year, monitored the integrity of the financial statements together with the company's formal announcements relating to its financial performance, paying particular attention to significant reporting judgements contained therein.

The Audit Committee has reviewed the risk management process and the process by which the board reviews effectiveness of the system of internal control during the year ended 31 March 2008 and has reported to the board on the outcome of this review.

The effectiveness of the group's internal audit function has been reviewed by the Audit Committee.

The Audit Committee reviews annually the group's formal whistle blowing policy that deals with allegations from employees relating to breaches of the group's Code of Conduct.

Remuneration Committee
The Remuneration Committee is chaired by Richard Davey. The other members of the committee are Bernard Bulkin, Sir John Egan and Martin Houston. Only independent non-executive directors, and the Chairman, who was considered independent on appointment, may serve on the committee. As allowed by the updated Combined Code, Sir John Egan was appointed to the committee on 3 November 2006. The Chief Executive also attends Remuneration Committee meetings at the invitation of the Remuneration Committee Chairman. The committee will normally meet at least four times a year.

The Remuneration Committee determines, on behalf of the board, the Severn Trent policy on the remuneration of executive directors and the Chairman of the board, and is consulted by the Chief Executive regarding remuneration for the group's senior executive managers.

Further information on the activities of the Remuneration Committee is given in the directors' remuneration report on pages 38 to 47.

The directors' remuneration report also describes how the principles of the Combined Code are applied in respect of remuneration matters and includes a statement on the company's policy on directors' and senior executive managers' remuneration, benefits, share scheme entitlements and pension arrangements.

A resolution to approve the directors' remuneration report will be proposed at the AGM.

Nominations Committee

The Nominations Committee is chaired by Sir John Egan and its members are the Chief Executive and all non-executive directors. A minimum of two independent non-executive directors attend each meeting, but all non-executive directors will attend meetings subject to their availability. Other executive directors, senior management and external advisers may be invited to attend meetings as considered appropriate. The Nominations Committee has responsibility for considering the size, structure and composition of the board of the company, retirements and appointments of additional and replacement directors, succession planning and making recommendations so as to maintain an appropriate balance of skills and experience on the board. The committee meets at least three times a year.

The board appointments made during the year in respect of Baroness Noakes and Martin Lamb were undertaken using an external search consultancy.

Other Committees

Corporate Responsibility Committee

The Corporate Responsibility Committee is chaired by Bernard Bulkin and its members are Sir John Egan and Tony Wray. Other executive directors and senior management involved with managing businesses or formulating policies within the group are regularly invited to attend committee meetings. The committee's main responsibility is to develop, review and promote policies to further the group's environmental values in its business, workplace and community engagement activities. The committee's terms of reference may be viewed on the company's website **(www.severntrent.com)**. Details of the group's corporate responsibility activities may be found on pages 20 to 21.

Executive Committee

The Executive Committee, chaired by Tony Wray, oversees the management of the group and is the decision making body for those matters not specifically reserved to the board. It operates within the limits set out in the Group Authorisation Arrangements policy and the committee's terms of reference.

Following a review during the financial year the Executive Committee adopted a new structure and now meets four times each month, focusing on a particular area at each meeting. The main areas of focus are strategy, business and financial planning, operational performance and detailed reviews of operational and key central functions. The Executive Committee also agrees and reviews matters to be submitted to the board.

Details of the membership of the Executive Committee are set out on page 27.

Shareholders

Relations with shareholders

The board recognises the importance of representing and promoting the interests of its shareholders and that it is accountable to shareholders for the performance and activities of the company.

The annual report and accounts is the principal means of communicating with shareholders. To coincide with the e-communications mailing to shareholders in April 2008, which allowed shareholders to decide whether they wished to receive information from the company via the website or by post, the company's website **(www.severntrent.com)**, was redesigned and relaunched in May 2008. The relaunched website is now easier to navigate and use and contains an archive of annual reports together with other information relevant to investors. This includes comprehensive share price information, financial results and financial calendars. Further shareholder information can be found on pages 107 to 108, after the notes to the financial statements.

The board encourages shareholders to attend the company's AGM and exercise their right to vote. The notice of meeting and related papers are sent to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially separate issue. For the 2008 AGM a poll will be taken on each resolution. Shareholders present at the meeting will be able to register one vote per share held using an electronic voting system. Results of the poll on each resolution, including details of the votes for and against registered prior to and at the meeting, proxy votes and the number of abstentions will be displayed at the meeting.

Past AGMs have been well attended and, as part of the board's ongoing commitment to the provisions of the Combined Code, shareholders are given the opportunity to meet with the board before the AGM. Presentations are made on the group's activities and performance prior to the formal business of the meeting. Shareholders have the opportunity to ask questions of the board and present their views. The chairmen of the Audit, Remuneration and Nominations Committees, together with all other directors will normally attend the AGM. The exhibition area planned for the 2008 AGM will include informative, as well as some interactive, stands based around a selection of the company KPIs and operational areas of the business.

The company announces its results on a half yearly basis and complies with its requirement to make interim management statements. Presentations are made to analysts and shareholders following the release of the interim and year end results. The Chief Executive and Finance Director meet shareholders during the year. The Chairman and, if appropriate, the senior independent non-executive director are available to meet shareholders if required. The board receives written feedback following meetings with institutional shareholders. Major shareholders are also able to meet with new non-executive directors if required.

Internal control

Internal control and risk management

The board has overall responsibility for the group's system of internal control and for reviewing its effectiveness.

The board reviews the effectiveness of the system of internal control, including financial, operational, compliance and risk management, at least annually in accordance with the requirements of the Combined Code and the guidance set out within it. The system of internal control is reviewed for effectiveness and adequacy.

The internal control system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

The board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. The board also keeps under review ways in which to enhance the control and audit arrangements in the group. The Audit Committee receives reports every six months from the Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified as requiring remedy are also reported to the Audit Committee. The auditors also report on significant control issues to this committee. The Internal Audit department provides objective assurance and advice on risk management and control.

The board confirms that procedures providing an ongoing process for identifying, evaluating and managing the principal risks faced by the group have been in place for the year to 31 March 2008 and up to the date of the approval of the Annual Report.

Key elements of the group's processes and procedures are:

- clearly defined and communicated strategic and business objectives;
- an organisation structure with clear lines of accountability and responsibility;
- performance management and succession planning systems;
- regular, structured reviews of business risk by senior management and the Executive Committee, including a self assessment of control effectiveness;
- a scheme of delegated authority; approval of plans, budgets and significant investments;
- robust business planning including the identification and implementation of relevant improvement plans;
- monthly reporting and monitoring of financial results, regulatory compliance and other operational performance indicators; and
- independent assurance provided by both internal and external auditors.

During the course of the year, a new Risk and Compliance team has taken steps to enhance the existing risk management process, to improve consistency in assessment and reporting and create greater transparency around the risk of non-compliance. Graphics that set out the group's risk profile and any significant changes to this between reporting periods have been designed to aid debate by the Executive Committee and Audit Committee twice a year. In addition, we have embarked upon a programme of work designed to better align risk outputs with other activities including Performance Monitoring, Business Planning, Performance Management, Insurance, Business Resilience and Internal Audit.

Principal risks

Our risk management process has identified the following risk factors that could have a material adverse effect on our businesses, financial condition, operations and reputation, as well as the value and liquidity of our securities. Not all of these factors are within our control and, in addition, other factors besides those listed below may have an adverse effect on the group. Where the need for control improvement has been identified, necessary action plans have been put in place.

Changes in law or regulation in the countries and types of business in which we operate could have an adverse effect on our business and operations.

Regulatory decisions in relation to our businesses, e.g. on the structure of the water industry worldwide, on whether licences or approvals to operate are renewed, whether market developments have been satisfactorily implemented, on the level of permitted revenues for our businesses, whether there has been any breach of the terms of a licence approval or other obligation, could have an adverse impact on the results of our operations, cash flows, financial condition of our businesses and the ability to develop those businesses in the future.

The results of our operations depend on a number of factors relating to business performance, including the ability to outperform regulatory targets and deliver anticipated cost and efficiency savings.

Earnings from our businesses will be affected by our ability to meet or better our regulatory targets set by Ofwat, the Environment Agency, Drinking Water Inspectorate and other regulators. To meet these targets, we must continue to improve management systems, processes and operational performance. In addition, earnings from our regulated business also depend on meeting service quality standards set by regulators. To meet these standards we must improve service reliability and customer service. Increased anticipated earnings from our non regulated businesses will be affected by our ability to deliver the growth strategy for these businesses. If we do not meet these targets and standards, both our results and our reputation may be adversely affected and penalties could be imposed.

Various government environmental protection and health and safety laws and regulations govern our businesses.
These laws and regulations establish, amongst other things, standards for drinking water and discharges into the environment which affect our operations. In addition, our businesses are required to obtain various environmental permissions from regulatory agencies for their operation. Environmental laws and regulations are complex and change frequently. These laws and their enforcement have tended to become more stringent over time, both in relation to their requirements and in the levels of proof required to demonstrate compliance. While we believe we have taken account of the future capital and operating expenditure necessary to achieve and maintain compliance with current and foreseeable changes in laws and regulations, it is possible that new or stricter standards could be imposed or current interpretation of existing legislation amended, which will increase our businesses operating costs or capital expenditure by requiring changes and modifications to their operations in order to comply with any new environmental or health and safety laws and regulations.

The failure of our assets or our inability to carry out critical operations could have a significant impact on our financial position and our reputation.
We may suffer a major failure in any of our assets which could arise from a failure to deliver the capital investment programme for our businesses or to maintain the health of our systems. Any failure could cause us to be in breach of a licence or approval and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming our reputation. Some of our businesses control and operate water and sewerage networks and undertake maintenance of the associated assets with the objective of providing a continuous service. The failure of a key asset could cause a significant interruption to the supply of services, which may have an adverse effect on our operating results or financial position. In addition water supplies may, inter alia, be subject to contamination from the development of naturally occurring compounds and pollution from man made sources and these may have an adverse effect on our operating results or financial position. We could also be held liable for human exposure to hazardous substances or other environmental damage.

In addition, we are subject to other risks which are largely outside our control, such as energy costs, the impact of climate change, weather or unlawful acts of third parties, including terrorist attacks, sabotage or other international acts which may also physically damage our business or otherwise significantly affect corporate activities and, as a consequence, affect the results of our operations or our financial position.

External factors could affect the group's pension schemes and adversely impact on our financial position.
Pension assets and liabilities (pre-tax) of £1,332.3 million and £1,458.3 million are held in the group's balance sheet as at 31 March 2008. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in the schemes and could prompt the need for the group to make additional pension contributions in the future. The key assumptions used to value our pension liabilities are set out in note 29 on pages 85 to 87.

External financial market factors could adversely impact on our financial position.
The group's financial position and business results could be adversely affected if its existing funding arrangements are materially altered.

The main risks faced by the group in its treasury operations relate to external conditions in the banking and capital markets or in the credit rating of the water industry as a whole. These factors could result in us not being able to service our existing debt, refinance our loans as they fall due, raise new money to finance our activities in the future, and enter into derivative contracts to manage our financial risks.

In addition, we could face materially higher interest rates and suffer a financial loss.

Directors' remuneration report

This report provides the information required by the Directors' Remuneration Report Regulations 2002. It also describes how the principles of the Financial Reporting Council's 2006 Combined Code on Corporate Governance (Combined Code) are applied by the company in relation to directors' remuneration and sets out the remuneration policy for the year ended 31 March 2008 and, subject to ongoing review, the current and forthcoming financial years.

Remuneration Committee

The Remuneration Committee determines, on behalf of the board, the company's policy on the remuneration of executive directors and the Chairman of the board. The committee determines the total remuneration packages and contractual terms and conditions for these individuals. The committee is also consulted on the remuneration policy for the next band of senior executive managers. The policy framework for remunerating all senior executive managers is consistent with the approach taken for executive directors.

The committee is comprised exclusively of independent non-executive directors of the company, with the exception of Sir John Egan, the company Chairman who was independent on his appointment to the board. The members of the committee during the year were:

- Richard Davey
- Bernard Bulkin
- Sir John Egan
- Martin Houston

With the exception of Sir John Egan, the committee members have no personal financial interest, other than as shareholders, in the matters to be decided. As stated above, as company Chairman, Sir John Egan's fees are set by the committee and Sir John Egan is not party to this discussion. In setting performance related remuneration, the committee has regard to the provisions set out in Schedule A to the Combined Code.

Advisers

To ensure that the company's remuneration practices are market competitive, the committee has access to detailed external research on market data and trends from experienced specialist consultants.

The committee has received material advice from Hewitt New Bridge Street (a trading name of Hewitt Associates Ltd which acquired New Bridge Street Consultants LLP, the committee's advisers, on 18 March 2008) which have been appointed by the committee for the purpose of providing this advice. Hewitt New Bridge Street, the principal adviser to the committee, has not provided any other services to the company.

The Chief Executive (Colin Matthews until 1 October 2007 and Tony Wray from 2 October 2007) and the Human Resources Director, (Sally Smedley until 6 July 2007 and Alec Luhaste from 16 July 2007), also attended some meetings to provide advice and respond to specific questions. Such attendances specifically excluded any matter concerning their own remuneration. The General Counsel and Company Secretary acts as secretary to the committee.

The committee's terms of reference can be viewed on the company's website at **www.severntrent.com** or requested from the General Counsel and Company Secretary (at the address on the back cover).

Remuneration policy

The company's continuing remuneration policy for executive directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. The remuneration package is based on the following principles:

- incentives are aligned with the interests of shareholders and seek to reward the creation of long term value;
- reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and typically comprise at least 50% of total remuneration, if paid at the maximum;
- the total remuneration package for on target performance should be fully competitive, but not excessive, in the relevant market; and
- packages are structured flexibly to meet critical resource needs and retain key executives.

Each year, the committee reviews the remuneration policy for executive directors and other senior executive managers, taking into account both the external market and the company's strategic objectives over the short and the medium term.

As explained in last year's report, in 2007, the committee reviewed the balance of performance related remuneration for the executive directors for 2007/08. They concluded that it was important for the executive directors to be focused on the achievement of specific strategic goals from year to year, which are closely linked to the company's 20 KPIs and intended to create a strong focus on the creation of operational efficiencies. This was achieved through a reweighting of performance pay from longer term measures to more targeted annual measures and and did not reflect a material increase in total target pay.
The committee considered the arrangements again in early 2008 and concluded that those arrangements remain appropriate for the 2008/09 financial year.

The chart below shows the expected values of salary, bonus and long term incentives for target performance for the executive directors. The committee considers the mix between fixed and performance pay to be appropriate.


Chief Executive
All other executive directors
0%
20%
40%
60%
80%
100%
Salary
Target bonus (cash)
Target bonus (deferred shares)
Expected value of LTIP awards

Changes in 2007/08

Colin Matthews left the company on 2 October 2007 and received a payment of £846,000. This was calculated by reference to the contractual provisions which entitled him to 1.75 times his base salary for the notice period but reduced by two months to reflect an element of mitigation. In addition he received an allowance of £36,000 in respect of outplacement support and a contribution of £1,000 towards legal fees. Mr Matthews also received a prorated bonus of £384,000 for the period from 1 April to 2 October 2007, the details of which are shown on page 40. The committee agreed that the LTIP awards made to Mr Matthews on 5 September 2005 and 19 June 2006 should vest on completion of the normal performance period and subject to achievement of performance conditions and time prorating.

Tony Wray was appointed Chief Executive on 2 October 2007. His salary on appointment was £410,000, reflecting his transition into the CEO role and the dimensions of the restructured organisation.

Also from 2 October 2007 Tony Ballance, Martin Kane and Andy Smith were appointed as executive directors on salaries of £160,000, £175,000 and £240,000 respectively.

Personal shareholdings

The company operates shareholding guidelines under which executive directors are expected to build and maintain a minimum holding of shares in the company. The Chief Executive is expected to build and maintain a holding of shares to the value of 1.5 x base salary and other executive directors 1 x base salary. Executive directors are expected to retain at least half of the shares they receive through the Long Term Incentive Plan or other share based plans until they meet the guideline holdings within five years. If insufficient shares are awarded within five years then this timescale will be extended.

External directorships

Executive directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest, all such appointments are subject to the approval of the Nominations Committee. Executive directors are normally only permitted to retain the fees arising from one such appointment.

Michael McKeon was appointed as a non-executive director of The Merchants Trust Plc on 1 May 2008. Accordingly, he did not receive any fees in respect of the appointment for the year ended 31 March 2008.

No other executive directors currently hold any external non-executive directorships.

Remuneration arrangements for executive directors

The remuneration arrangements for executive directors comprise the following elements:

- Base salary and benefits
- Annual bonus plan
- Long Term Incentive Plan
- Pension

Details of each of the above elements are as follows:

Base salaries and benefits

Base salaries for individual directors are reviewed annually by the remuneration committee and take effect from 1 July. The company's policy is to set the salary for each executive director having regard to the market median for similar roles in publicly quoted companies of a comparable size and, so far as practical, undertaking similar activities. Salaries are set with reference to individual performance, experience and contribution, together with developments in the relevant employment market and internal relativities.

Executive directors' salaries have recently been reviewed for the financial year 2008/09. They are as follows:

Director	Salary wef July 08	Increase
Tony Ballance	£168,000	5.0%
Martin Kane	£185,000	5.7%
Michael McKeon	£425,000	6.3%
Andy Smith	£250,000	4.2%
Tony Wray	£450,000	9.8%

Tony Wray's increase reflects his performance and ongoing progression into the Chief Executive's role. Michael McKeon's increase reflects prevailing executive inflation and his performance in the role during a year of significant transition.

In 2007/08 there were 11 executives immediately below board level (including Tony Ballance, Martin Kane and Andy Smith prior to their appointments to the board) who were paid salaries of between £100,000 and £250,000 per annum.

Salary £000	Number of executives
100-150	3
151-200	3
201-250	5

The non salary benefits for executive directors comprise a company car or allowance, fuel, private medical insurance, life assurance and an incapacity benefits scheme. Private medical insurance and some other benefits may be flexed under the company's flexible benefits scheme.

Annual bonus plan 2007/08

As explained in last year's report, executive directors are eligible for annual bonuses to encourage improved performance, with targets established by the committee to align executive directors' interests with shareholders. The annual bonus opportunity for all the executive directors was 120% of salary (other than Colin Matthews whose bonus potential was set at 150% to reflect the fact that he did not receive an LTIP award). For the achievement of target performance (which requires satisfaction of challenging KPI goals), 60% of salary would be earned.

In addition, 50% of any bonus paid will be deferred into shares to be held for three years following payment and subject to continued employment unless the committee determines it is appropriate to release the shares in 'good leaver' cases.

The bonus outturn is operated by reference to a balanced scorecard of measures, based on 18 of the 20 KPIs outlined earlier (of the KPIs listed on pages 10 and 11, first time job resolution % and capital process quality (no defects per 100k) were excluded from the outset). The plan attributes a points score to each KPI and bonus entitlement is determined by reference to the aggregate number of points achieved across all the KPIs. All of the targets are considered by the board to have an impact on the longer term financial performance of the company and a number of them are reported to Ofwat.

The committee reserved the discretion by exception to reduce (but not increase) bonus payments if health and safety targets were not fully met or if the company's overall financial performance was not felt to warrant the indicative level of bonus.

In 2007/08 the company's performance against the basket of 18 KPIs used in the annual bonus scheme was below target. As a consequence, executive directors received a bonus payment of 35.6% of their bonus maximum. The actual bonus payments awarded to each director are contained in the table of emoluments on page 44.

Consistent with the latest developments in institutional guidelines, the rules of the annual bonus plan now provide that the committee may reclaim some or all of the after tax part of any bonuses awarded to executive directors if it subsequently transpires that the bonus calculation was based on calculations which are subsequently demonstrated to be materially incorrect.

Annual bonus payments to executive directors are not pensionable.

Colin Matthews' bonus arrangement reflected the fact that he left the company in October 2007. His annual bonus maximum for 2007/08 was 150% and he was set specific personal targets. The committee determined that these targets had largely been met and awarded a bonus of 88% of maximum. Details of his bonus payment, which was prorated to reflect his length of service during the year, are contained in the table of emoluments on page 44.

Annual bonus plan 2008/09

The committee has reviewed the operation of the plan and concluded that the same structure and quantum should apply in respect of 2008/09 with a maximum bonus opportunity for all executive directors of 120% of salary and a target of 60%. In respect of this year, all 20 KPIs will be reflected in the bonus.

Long term incentives

At the 2005 Annual General Meeting, shareholders approved the introduction of the Long Term Incentive Plan 2005 (LTIP 2005), which replaced the 1997 Long Term Incentive Plan. Under the LTIP 2005, annual conditional awards of performance shares may be made to executive directors and senior staff, up to an annual maximum limit of shares worth 125% of base salary.

The number of shares subject to an award will increase to reflect dividends paid through the performance period on the basis of such notional dividends being reinvested at the then prevailing share price. Awards will normally vest as soon as the committee determines that the performance conditions have been met provided that the participant remains in employment at the end of the performance period.

2007 and 2008 LTIP awards

As outlined in the policy section above and disclosed in last year's report, the committee reviewed the balance of variable pay for 2007/08, and concluded that whilst it did not wish to materially alter the overall quantum of remuneration for the executive directors, it wished to rebalance performance more towards focused, short term targets. Accordingly, LTIP awards of 50% of salary were made to Michael McKeon and Tony Wray in 2007. Colin Matthews did not receive an LTIP award in 2007.

In 2008, it is anticipated that LTIP awards of 50% of salary will be made to the executive directors and 70% to the Chief Executive, Tony Wray.

In determining the performance conditions, the committee reflected on the recent restructuring of the group and the fact that there are fewer UK listed utilities companies.

The vesting of awards made in 2007 and 2008 will therefore be subject to Total Shareholder Return (TSR), measured relative to those companies ranked 51-150 in the FTSE by market capitalisation (excluding investment trusts). This is felt to be the most suitable comparator group since the number of comparable regulated utilities against which to compare the company's performance is now too small to enable meaningful analysis. The performance measures remain unchanged with 25% of awards vesting at median performance, and 100% vesting for performance in the upper quartile. In addition, for awards to vest, the committee must be satisfied that the company's TSR is reflective of the company's underlying performance.

After the end of the performance period, the performance condition will be measured and independently verified by Hewitt New Bridge Street on behalf of the committee.

2005 and 2006 LTIP awards

With regard to the 2005 LTIP awards, the performance condition applying to half of the award measures Severn Trent's TSR relative to the following companies: AWG, BOC Group, BT Group, Diageo, Kelda, National Grid, Northumbrian Water, Pearson, Pennon Group, Rentokil Initial, Scottish and Newcastle, Scottish and Southern Energy, Scottish Power, Shanks Group, Unilever and United Utilities, (with 25% of award if Severn Trent is at median and full vesting at upper quartile). Companies which delist over the period are replaced from the date of delisting by the next 'highest yield' company. The remaining 50% of awards are subject to Economic Profit (EP) targets, the details of which have not been disclosed due to commercial sensitivity. 25% of the EP awards vest at the pre-determined threshold EP, with full vesting at stretch.

The performance condition applying to the 2006 awards is wholly dependent on Severn Trent's TSR relative to the following FTSE 100 'high yield' companies: AWG, BT Group, Centrica, Compass, Kelda, National Grid, Northumbrian Water, Pennon Group, Rentokil Initial, Scottish and Newcastle, Scottish and Southern Energy, Scottish Power and United Utilities. The committee has agreed to use Rexan and Tate & Lyle as substitutes for Scottish Power and Kelda. Should further delistings occur, Cable and Wireless, Pearson and Diageo will be used as the next substitute comparator companies.

Performance graph

This graph shows the value, by 31 March 2008, of £100 invested in Severn Trent Plc on 31 March 2003 compared with the value of £100 invested in the FTSE 100 Index. The FTSE 100 was chosen as the comparator because the company is a constituent of that index.

Total shareholder return



250
225
200
175
150
125
100
75
50
25
0
Value (£)
31-03-03
31-03-04
31-03-05
31-03-06
31-03-07
■ Severn Trent Plc □ FTSE 100 Index

This graph looks at the value at 31 March 2008, of £100 invested in Severn Trent on 31 March 2003 compared with the value of £100 invested in the FTSE 100 Index. The other points are the values at intervening financial year ends.

All employee share plans

Through a variety of share schemes, employees are encouraged to hold shares in the company.

In 2007 the company relaunched an all employee Share Incentive Plan which included a performance condition based on achievement of 18 of the 20 KPIs. Employees of Severn Trent Plc and Severn Trent Water Ltd participate in the plan.

For the year 2007/08, awards of shares to the value of £268 will be made to all eligible employees.

The company also offers an all employee HMRC approved SAYE plan on an annual basis and periodically reviews the use of other all employee incentive vehicles.

Hedging of awards

Details of the company's shares that are held in trust on behalf of participants of certain of the employee share schemes are given on pages 46 and 47. In respect of the LTIPs, the company's policy is to purchase, and hold in trust, 50% of the total number of shares that could potentially vest from all outstanding LTIP awards. The requirement to purchase shares is calculated, and the purchase carried out, shortly after each annual award.

In respect of awards made under the company's Share Incentive Plan, all the shares taken up by employees at each invitation are purchased and placed in trust immediately.

The company grants SAYE options over unissued shares, always operating within the dilution limits contained in the scheme rules.

The committee is satisfied that the overall dilution limits provide sufficient headroom for all the company's share schemes.

Pensions

Of the current executive directors, Andy Smith and Tony Wray participate in the Severn Trent Senior Staff Pension Scheme. The scheme is a funded HMRC registered final salary occupational pension scheme which provides:

- A normal retirement age of 60 years
- An overall pension at normal retirement age of two thirds of final pensionable salary, which for executive directors is defined as base salary only, subject to the completion of 20 years' pensionable service
- Life cover of 4 x pensionable earnings
- A pension payable in the event of retirement on grounds of ill health
- A dependant's pension on death of two thirds of the member's pension

Andy Smith and Tony Wray participate up to the level of the scheme specific earnings cap ("the Cap") which in 2007/08 was £112,800. They are provided with a cash supplement in lieu of pension entitlement above the Cap at 40% of their respective salaries.

Members' contributions are payable at the rate of 6% of pensionable earnings. Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustee considers appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In the event of incapacity, early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules, pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase in line with price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for such increases.

As disclosed in last year's remuneration report, the company reviewed its pension policy for directors and employees as a result of the Pensions Act 2004, Finance Act 2004 and the results of the triennial valuation of two of its main schemes during 2004. As a result of this review, new executives are offered an allowance, expressed as a percentage of base salary, to fund their own pension provision. The individual is able to choose whether the allowance is paid to the company's registered defined contribution scheme, taken as cash or paid to a personal pension arrangement. This reflects the wish of the committee to remove future exposure to defined benefit schemes for senior executives. The new arrangements apply to Michael McKeon at 40% of base salary.

Martin Kane is a member of the Severn Trent Pension Scheme (WPS Section) but 'opted out' of the scheme in June 2007. He receives a cash supplement of 30% of his basic salary in lieu of accrual for future service from that date. While he no longer accrues additional years of service for pension purposes, consistent with the legislation, Mr Kane's accrued benefits generally continue to be linked to his final salary (or £161,000 plus RPI from 30 June 2007 to the date of his retirement, if higher) and scheme benefits are preserved in relation to ill health retirement and death in service. His normal retirement age is 65 although early retirement is possible prior to age 60 with the consent of the company, but any benefits relating to service accruing after 1 December 2006 would be subject to an actuarial reduction.

Tony Ballance is a member of the Severn Trent Pension Scheme (Pension Choices section) which is the company's defined contribution scheme. Dr Ballance currently contributes 3% of salary and the company contributes at 30%, plus a further 2.5% in respect of death in service and ill health benefits. Total employer's pension contributions in respect of Tony Ballance for 2007/08 were £26,000. The normal retirement age for the scheme is 65 although retirement prior to 65 is possible with the consent of the company.

Directors' service agreements and letters of appointment

A model service contract was approved by the committee in 2004 and updated during the financial year. Service agreements for all executive directors have notice periods of 12 months from either party. They also provide for a maximum damages payment in the case of redundancy or termination in breach of the agreement by the company of up to 175% of base salary which was calculated as a conservative estimate of the value of salary, fixed benefits and on target bonus. The model contract was reviewed and updated in early 2008 as part of a periodic legal review. Contracts for executive directors are, in all material respects, similar.

The reference to 175% is a cap and any damages payments will not be made automatically but will be subject to both phasing and mitigation unless, in the circumstances, the committee considers it appropriate to achieve a clean break through payment of a lump sum in which case it will require some discount for early payment. Contracts also permit the committee to take into account a view of the extent of poor performance on the part of the executive director. There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company. Any damages payment will not include amounts in respect of awards which have been made under the company's Long Term Incentive Plan over which the committee retains discretion. The committee believes that the contracts provide as much scope as is feasible to protect the interests of shareholders when negotiating a termination, at which time it would address the duty of mitigation.

Details of the current executive directors' agreements are as follows:

Executive directors	Date of agreement	Effective date	Expiry date
Tony Ballance	2 June 2008	23 July 2005	Terminable on 12 months' notice
Martin Kane	2 June 2008	30 September 1975	Terminable on 12 months' notice
Michael McKeon	6 December 2005	13 December 2005	Terminable on 12 months' notice
Andy Smith	2 June 2008	1 January 2005	Terminable on 12 months' notice
Tony Wray	20 May 2008	7 March 2005	Terminable on 12 months' notice

Tony Ballance, Martin Kane, Michael McKeon and Andy Smith are the subject of reappointment as executive directors at the forthcoming AGM.

Details for the executive directors who ceased to serve on the board during the year are as follows:

Executive director	Date of agreement	Effective date	Expiry date
Colin Matthews	3 June 2004	6 September 2004	2 October 2007

Chairman and other non-executive directors

The remuneration policy for non-executive directors, other than the Chairman, is determined by the board, within the limits set out in the articles of association.

Remuneration for non-executive directors, other than the Chairman, comprises an annual fee for acting as a non-executive director of the company and additional fees for acting as:

- Chairman of a board committee (£15,000 pa for the Audit and Remuneration Committees and £10,000 pa for the Corporate Responsibility Committee)
- Member of a board committee who is not the chairman of that committee (£3,000 pa per committee other than for the Nominations Committee for which no fee is paid)
- Senior independent non-executive director (£10,000 pa)

During the year, Sir John Egan was paid fees of £230,000 for his role as Chairman. He does not receive any additional fees for committee memberships. Sir John is provided with a company car but does not participate in any of the company's pension arrangements, share or bonus schemes.

Richard Davey received fees of £68,000. His fees included the additional fees for chairing the Remuneration Committee and being the senior independent non-executive director.

Save for John Smith, whose fees prior to 1 April 2007 were paid directly to his employer, non-executive directors historically received 90% of their total fees in cash and the remaining 10% has been used to purchase shares in the company. A similar arrangement was in place for the Chairman but with 85% of fees paid in cash and 15% used to buy shares in the company. From 1 April 2008 the board decided to cease requiring directors to take fees in shares and, instead, will leave decisions regarding the holding of shares to individual non-executive directors.

Non-executive directors do not participate in share or bonus schemes, nor is any pension provision made.

Non-executive directors normally serve three three year terms. They do not have service contracts however their terms of engagement are regulated by letters of appointment, details of which are shown below:

Chairman and non-executive directors	Initial appointment	Current appointment	Current expiry date*
Sir John Egan	1 October 2004	1 January 2008	31 December 2010
Bernard Bulkin	1 January 2006	1 January 2006	31 December 2008
Richard Davey	1 January 2006	1 January 2006	31 December 2008
Martin Houston	1 September 2003	1 September 2006	31 August 2009
Martin Lamb	29 February 2008	29 February 2008	28 February 2011
Baroness Noakes	29 February 2008	29 February 2008	28 February 2011

*subject to the requirements of the company's articles of association for the reappointment of directors at Annual General Meetings.

Details for the non-executive director who retired from the board during the year are as follows:

Non-executive director	Initial appointment	Last appointment	Date retired
John Smith	3 November 2003	3 November 2006	29 February 2008

The text and tables that follow comprise the auditable part of the directors' remuneration report, being the information required by the UKLA Listing Rules 9.8.6 and 9.8.8.

Directors' emoluments

		Basic salary and fees[1]								
		Cash £000	Shares £000	Total £000	BIKs[2] £000	Annual bonus[3] £000	Termination payment £000	Other[4] £000	**Total 2007/08 £000**	Total 2006/07 £000
Chairman and other non-executive directors										
Sir John Egan (Chairman)		195.5	34.5	230.0	26.3	–	–	–	**256.3**	256.4
Bernard Bulkin		50.4	5.6	56.0	–	–	–	–	**56.0**	51.0
Martin Houston		38.7	4.3	43.0	–	–	–	–	**43.0**	43.0
Martin Lamb	(app 29.2.08)	3.1	0.3	3.4	–	–	–	–	**3.4**	–
Baroness Noakes	(app 29.2.08)	4.3	0.5	4.8	–	–	–	–	**4.8**	–
Richard Davey		61.2	6.8	68.0	–	–	–	0.8	**68.8**	64.7
Marisa Cassoni	(left 6.10.06)	–	–	–	–	–	–	–	–	23.8
John Smith	(left 29.2.08)	50.4	–	50.4	–	–	–	–	**50.4**	55.0
Martin Flower	(left 10.6.06)	–	–	–	–	–	–	–	–	22.6
Executive directors										
Tony Ballance	(app 2.10.08)	79.4	–	79.4	10.1	34.3	–	7.1	**130.9**	–
Martin Kane	(app 2.10.08)	86.9	–	86.9	3.5	37.5	–	32.2	**160.1**	–
Michael McKeon		392.5	–	392.5	7.3	171.3	–	15.1	**586.2**	704.7
Andy Smith	(app 2.10.08)	119.1	–	119.1	2.3	51.4	–	32.0	**204.8**	–
Tony Wray		348.8	–	348.8	17.1	152.1	–	102.5	**620.5**	419.9
Martin Bettington	(left 6.10.06)	–	–	–	–	–	–	–	–	248.1
Rachel Brydon-Jannetta[5]	(left 29.12.06)	–	–	–	–	–	102.0	–	**102.0**	414.8
Colin Matthews	(left 2.10.08)	289.2		289.2	3.9	384.0	846.0	146.6	**1,669.7**	1,202.1
		1,719.5	52.0	1,771.5	70.5	830.6	948.0	336.3	**3,956.9**	3,506.1

1 Included within fees for the non-executive directors are amounts to be received by way of shares rather than cash. The gross value of the shares is recorded in the table above. Non-executive directors who were either appointed or retired during the year received a time apportioned award. The number of shares received by each director was:

	Ordinary shares of $97\frac{17}{19}$p
Sir John Egan	1,501
Bernard Bulkin	315
Richard Davey	289
Martin Houston	181
Martin Lamb	12
Baroness Noakes	18

2 Benefits in kind received by Sir John Egan comprise the use of a company car. Benefits in kind for executive directors comprise the use of a company car, fuel, private medical insurance, life assurance and an incapacity benefits scheme. Certain directors receive an allowance in lieu of a company car (see 4 below).

3 Colin Matthews' bonus is payable in cash. The other directors receive 50% of their bonus in cash and 50% is deferred into shares to be held for three years and subject to continued employment or good leaver provisions.

4 Other emoluments include: expenses chargeable to income tax, allowances in lieu of a company car, travel allowances, relocation expenses, telephone allowances, payments made under the group's flexible benefit arrangements, amounts paid in lieu of pension contributions, contribution to legal fees and outplacement support. Included in other emoluments are:

- Richard Davey – expenses chargeable to income tax £798.
- Colin Matthews – amounts received in lieu of pension contributions £92,794, allowance in lieu of company car £9,130, taxable expenses £154, travel allowance £7,609, contribution to legal fees £1,000 and outplacement support £36,000.
- Michael McKeon – allowance in lieu of company car £15,000 and taxable expenses £113.
- Tony Wray – amounts received in lieu of pension contributions £94,380, flexible benefits payments £3,314, allowance in lieu of company car £1,250 and compensation for return of fuel card £3,600.
- Andy Smith – amounts received in lieu of pension contributions £25,256, allowance in lieu of company car £6,676 and taxable expenses £61.
- Martin Kane – amounts received in lieu of pension contributions £26,059, allowance in lieu of company car £3,929, flexible benefits payments £2,215 and taxable expenses £6.
- Tony Ballance – flexible benefits payments £3,454 and compensation for return of fuel card £3,600.

5 Represents amounts paid under an agreement settled in 2006/07.

Directors' pension provisions

	Service completed in years (including transferred in service credits)	Accrued pension at 31 March 2008 £pa	Increase in accrued pension during the year £pa	Increase/(decrease) in accrued pension during the year (net of inflation) £pa	Transfer value of accrued pension at 31 March 2008 £000	Transfer value of accrued pension at 31 March 2007 £000	Increase/(decrease) in transfer value over the year, net of directors' contributions £000
Martin Kane	35	96,129	1,339	(2,358)	829.5	877.1	(49.8)
Andy Smith	3	12,217	4,084	3,767	109.5	78.1	24.7
Tony Wray	3	11,538	4,050	3,758	97.7	67.3	23.6

	Accrued pension at 31 March 2008 £pa	Increase in accrued pension during the year £pa	Increase/(decrease) in accrued pension during the year (net of inflation) £pa	Transfer value of increase in accrued benefits net of directors' contributions £000
Martin Kane	96,129	1,339	(2,358)	9.4
Andy Smith	12,217	4,084	3,767	29.8
Tony Wray	11,538	4,050	3,758	27.5

The directors of the company at 31 March 2008 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2007 (or date of appointment if later) Number of ordinary shares of 97$\frac{17}{19}$p each	At 31 March 2008 Number of ordinary shares of 97$\frac{17}{19}$p each	At 2 June 2008 Number of ordinary shares of 97$\frac{17}{19}$p each
Chairman and other non-executive directors			
Sir John Egan (Chairman)	6,109	7,610	7,610
Bernard Bulkin	239	554	554
Richard Davey	299	588	588
Martin Houston	1,086	1,267	1,267
Martin Lamb	–	12	12
Baroness Noakes	–	18	18
Executive directors			
Tony Ballance	–	–	–
Martin Kane[1]	5,292	5,292	5,972
Michael McKeon	–	–	–
Andy Smith	–	–	–
Tony Wray	–	–	–

1 Martin Kane acquired 306 shares on 2 May 2008, following the exercise of his 2003 5 year sharesave scheme option. He also acquired 374 shares on 2 May 2008 following the exercise of his 2005 3 year sharesave scheme option.

The executive directors have further interests in the company's ordinary shares of 97$\frac{17}{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan. The LTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied.

Executive directors have a technical interest in 768,910 shares held by the Employee Share Ownership Trust. The details of the performance criteria are explained on page 41 of the remuneration report. The individual interests, for the current executive directors and for the executive directors who left during the year, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	Awards granted	Maximum award	Awards vested	Awards lapsed	Maximum outstanding awards as at 31 March 2008 or earlier date of leaving
Tony Ballance	5 September 2005	6,025	–	–	6,025
	19 June 2006	4,782	–	–	4,782
	18 July 2007[1]	3,261	–	–	3,261
Martin Kane	5 September 2005	5,897	–	–	5,897
	19 June 2006	4,680	–	–	4,680
	18 July 2007[1]	3,475	–	–	3,475
Michael McKeon	19 June 2006[2]	36,405	–	–	36,405
	19 June 2006	30,118	–	–	30,118
	18 July 2007[1]	12,363	–	–	12,363
Andy Smith	5 September 2005	12,307	–	–	12,307
	19 June 2006	12,210	–	–	12,210
	18 July 2007[1]	5,881	–	–	5,881
Tony Wray	5 September 2005	17,948	–	–	17,948
	19 June 2006	22,385	–	–	22,385
	18 July 2007[1]	9,189	–	–	9,189
Colin Matthews	15 December 2004	52,600	–	(52,600)	–
	5 September 2005	53,333	–	–	53,333
	19 June 2006	56,980	–	–	56,980

1. The market price on the date of the 2007 award was 1370p.
2. Michael McKeon received an additional LTIP award in 2006 in accordance with commitments made by the company upon appointment. The award was made pursuant to the exemption provided in Listing Rule 9.4.2, since it exceeded the normal 125% of security limit. The award is subject to the same performance conditions as for all other awards granted on the same date.

No further awards have been made under the LTIP as at 4 June 2008.

As disclosed last year, the committee determined that the targets applying to the 2004 awards had not been met and they lapsed in full.

The performance period for allocations of shares made on 5 September 2005 ended on 31 March 2008. The committee has subsequently determined, based on the company's Total Shareholder Return and Economic Profit targets over the three year performance period, that participants are entitled to 50% of the award. The actual number of shares to which each individual has become entitled from the 2005 award is shown below. The market price on the date of the 2005 award was 1,017p.

	Performance shares awarded	Accrued dividend shares	Total number of ordinary shares of $97\frac{17}{19}$p each vested from the 2005 award
Tony Ballance	3,013	318	3,331
Martin Kane	2,949	312	3,261
Andy Smith	6,154	651	6,805
Tony Wray	8,974	949	9,923

As at 4 June 2008 the shares from the 2005 contingent award had not vested but would do so as soon as practicable.

ii) Options over ordinary shares

Sharesave[1]	At the start of the year or subsequent date of appointment (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Martin Kane	306	–	–	–	306	2003	536	May 2008	Oct 2008
	374	–	–	–	374	2005	759	May 2008	Oct 2008
	227	–	–	–	227	2006	823	May 2009	Oct 2009
	322	–	–	–	322	2007	1172	May 2010	Oct 2010
	–	–	–	314	314	2008	1221	May 2011	Oct 2011
Michael McKeon	1,499	–	–	–	1,499	2007	1172	May 2014	Oct 2014
Andy Smith	1,136	–	–	–	1,136	2006	823	May 2009	Oct 2009
Tony Wray	1,136	–	–	–	1,136	2006	823	May 2009	Oct 2009

1 The executive directors, in common with all eligible UK employees of the group, are entitled to participate in the company's HM Revenue and Customs approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme. The options have no performance conditions as such conditions are not permitted by legislation.

2 At the close of business on 31 March 2008 the mid-market price of the company's shares was 1419p (31 March 2007: 1434p) and the range during the year was 1244p to 1582p.

3 On 9 October 2006 Severn Trent Plc's ordinary shares of $65\frac{5}{19}$p were consolidated into ordinary shares of $97\frac{17}{19}$p. No adjustment was made to the shares awarded under the LTIP or granted under the Sharesave Scheme. LTIP awards made prior to the consolidation will vest over ordinary shares of $97\frac{17}{19}$p and Sharesave Options granted prior to the consolidation will be exercised over ordinary shares of $97\frac{17}{19}$p.

Signed on behalf of the board who approved the directors' remuneration report on 4 June 2008.

Richard Davey

Richard Davey
Chairman of the Remuneration Committee

Independent auditors' report to the members of Severn Trent Plc

We have audited the group financial statements of Severn Trent Plc for the year ended 31 March 2008 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 47. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the parent company financial statements of Severn Trent Plc for the year ended 31 March 2008.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the directors' remuneration report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the group financial statements. The information given in the directors' report includes that specific information presented in the chairman's statement, the chief executive's review and the performance reviews that are cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2008 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the group financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
4 June 2008

Consolidated income statement

	Note	2008 £m	2007 £m
Turnover	5,6	**1,552.4**	1,480.2
Operating costs before exceptional items	7	**(1,082.9)**	(1,074.9)
Exceptional restructuring costs and termination of operations	8	**(14.9)**	(14.9)
Exceptional flood costs net of insurance recoveries	8	**(13.6)**	–
Exceptional provision for fines and penalties	8	**(35.8)**	–
Exceptional provision for third party legal costs	8	**(4.5)**	–
Exceptional demerger costs	8	**–**	(16.7)
Total operating costs	7	**(1,151.7)**	(1,106.5)
Exceptional profit on disposal of property and businesses	8	**–**	56.3
Profit before interest, tax and exceptional items		**469.5**	405.3
Exceptional items	8	**(68.8)**	24.7
Profit before interest and tax		**400.7**	430.0
Finance income	10	**117.1**	86.3
Finance costs	11	**(294.5)**	(240.1)
Net finance costs		**(177.4)**	(153.8)
(Losses)/gains on financial instruments	12	**(31.0)**	48.8
Share of results of associates and joint ventures		**0.1**	0.5
Profit before tax, (losses)/gains on financial instruments and exceptional items		**292.2**	252.0
Exceptional items	8	**(68.8)**	24.7
(Losses)/gains on financial instruments	12	**(31.0)**	48.8
Profit on ordinary activities before taxation		**192.4**	325.5
Taxation on profit on ordinary activities – current tax	13	**(56.2)**	(58.5)
– deferred tax	13	**19.7**	(18.4)
– exceptional deferred tax arising on change of rate	13	**54.7**	–
Total taxation	13	**18.2**	(76.9)
Profit for the period from continuing operations		**210.6**	248.6
Discontinued operations			
Profit for the period from discontinued operations	14	**0.8**	20.0
Profit for the period		**211.4**	268.6
Attributable to:			
Equity holders of the company		**209.5**	267.1
Equity minority interests		**1.9**	1.5
		211.4	268.6
Earnings per share (pence)			
From continuing operations			
Basic	16	**89.3**	106.1
Diluted	16	**88.7**	105.1
From continuing and discontinued operations			
Basic	16	**89.7**	114.7
Diluted	16	**89.0**	113.6

Consolidated balance sheet

At 31 March 2008

	Notes	2008 £m	2007 (restated) £m
Non current assets			
Goodwill	17	**50.2**	49.1
Other intangible assets	18	**107.2**	101.2
Property, plant and equipment	19	**5,731.2**	5,521.1
Interests in joint ventures	20	**0.1**	0.5
Interests in associates	21	**4.1**	3.4
Derivative financial instruments	22	**51.3**	19.1
Available for sale financial assets	22	**0.1**	0.2
		5,944.2	5,694.6
Current assets			
Inventory	23	**24.8**	22.4
Trade and other receivables	24	**434.1**	387.1
Derivative financial instruments	22	**5.3**	1.6
Cash and cash equivalents	25	**654.4**	143.2
		1,118.6	554.3
Total assets		**7,062.8**	6,248.9
Current liabilities			
Borrowings	26	**(459.5)**	(631.8)
Derivative financial instruments	22	**(8.9)**	(9.6)
Trade and other payables	27	**(423.4)**	(405.1)
Current income tax liabilities		**(32.4)**	(59.0)
Provisions for other liabilities and charges	30	**(50.4)**	(6.7)
		(974.6)	(1,112.2)
Non current liabilities			
Borrowings	26	**(3,627.7)**	(2,639.0)
Derivative financial instruments	22	**(73.8)**	(113.7)
Trade and other payables	27	**(220.4)**	(188.3)
Deferred tax liabilities	28	**(808.3)**	(891.1)
Retirement benefit obligations	29	**(126.0)**	(135.1)
Provisions for other liabilities and charges	30	**(26.8)**	(32.2)
		(4,883.0)	(3,999.4)
Total liabilities		**(5,857.6)**	(5,111.6)
Net assets		**1,205.2**	1,137.3
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	31	**229.7**	228.3
Share premium account	32	**64.3**	57.5
Other reserves	33	**427.4**	419.0
Retained earnings	34	**479.6**	429.4
Equity attributable to the company's equity shareholders		**1,201.0**	1,134.2
Minority interests	34	**4.2**	3.1
Total equity	34	**1,205.2**	1,137.3

Signed on behalf of the board who approved the accounts on 4 June 2008.

Sir John Egan
Chairman

Michael McKeon
Finance Director

Consolidated cash flow statement

	Notes	2008 £m	2007 £m
Cash generated from operations	37	**645.9**	574.0
Interest paid		**(153.5)**	(148.6)
Interest element of finance lease rental payments		**(20.6)**	(20.2)
Tax paid		**(76.2)**	(36.0)
Net cash generated from operating activities		**395.6**	369.2
Investing activities			
Interest received		**24.0**	12.4
Dividends received from associates and joint ventures		**0.3**	1.5
Net loans (repaid by)/advanced to associates and joint ventures		**(0.7)**	0.5
Net cash inflow from available for sale fixed asset investments		**–**	0.2
Cash demerged with Biffa Plc (note 35)		**–**	(21.9)
Proceeds on disposal of subsidiaries net of cash disposed (note 35)		**–**	130.6
Proceeds on disposal of associate		**–**	29.3
Proceeds on disposal of property, plant and equipment		**3.4**	62.2
Purchases of intangible assets and goodwill		**(33.5)**	(21.5)
Purchases of property, plant and equipment		**(443.6)**	(427.2)
Contributions and grants received		**34.1**	35.0
Net cash generated from/(used in) investing activities		**(416.0)**	(198.9)
Financing activities			
Dividends paid to shareholders of the parent		**(147.3)**	(739.5)
Dividends paid to minority interests		**(0.8)**	(1.0)
Repayments of borrowings		**(634.6)**	(789.9)
Repayments of obligations under finance leases		**(23.1)**	(34.6)
New loans raised		**1,327.1**	1,418.4
Issue of shares to shareholders of the parent		**8.2**	10.0
Issue of shares to minorities		**1.0**	–
Net cash generated from/(used in) financing activities		**530.5**	(136.6)
Increase in cash and cash equivalents		**510.1**	33.7
Net cash and cash equivalents at beginning of the period		**143.1**	110.4
Effect of foreign exchange rates		**0.2**	(1.0)
Net cash and cash equivalents at the end of the period	37	**653.4**	143.1
Net cash and cash equivalents comprise			
Cash and cash equivalents	37	**654.4**	143.2
Bank overdrafts	37	**(1.0)**	(0.1)
Net cash and cash equivalents at the end of the period	37	**653.4**	143.1

Consolidated statement of recognised income and expense

	2008 £m	2007 £m
Exchange movement on translation of overseas results and net assets	**2.6**	(25.5)
Exchange differences on hedges of net investment	**-**	6.4
Tax on exchange differences on foreign currency hedging	**4.1**	(1.9)
(Losses)/gains on cash flow hedges taken to equity	**(2.3)**	6.2
Deferred tax on gains on cash flow hedges taken to equity	**0.7**	(1.8)
Actuarial losses on defined benefit pension schemes	**(27.8)**	(14.3)
Deferred tax on actuarial losses	**7.8**	4.3
Change of tax rate on deferred tax previously recognised directly in equity	**5.4**	–
Net expense recognised directly in equity	**(9.5)**	(26.6)
Transfers		
Amounts on cash flow hedges transferred to the income statement in the period	**4.6**	4.6
Deferred tax on transfers to income statement	**(1.3)**	(1.4)
	3.3	3.2
Profit for the period	**211.4**	268.6
Total recognised income for the period	**205.2**	245.2
Attributable to:		
Equity shareholders of the company	**203.3**	243.7
Minority interests	**1.9**	1.5
	205.2	245.2

Notes to the group financial statements

1 General information

The Severn Trent group has a number of operations, these are described in the segmental analysis in note 5.

Severn Trent Plc is a company incorporated and domiciled in the United Kingdom, the address of its registered office is shown on the back of the cover of the Annual Report and Accounts.

Severn Trent Plc is listed on the London Stock Exchange.

2 Accounting policies

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective and ratified by the European Union as at 31 March 2008 and those parts of the Companies Act 1985 applicable to companies reporting under IFRS as adopted by the European Union.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The comparative figures for the balance sheet as at 31 March 2007 have been restated to reclassify the analysis of derivative financial instruments between current and non current amounts. This balance sheet was originally prepared on the basis of widely prevailing practice at that time which was to classify as current assets or liabilities all derivative instruments that were not designated as hedges. However, in May 2007 the International Financial Reporting Interpretations Committee reported that it had recommended to the IASB that IAS 1 be amended to remove the implication that such classification was required. In view of this decision the group now classifies all derivative financial assets and liabilities according to their maturity. The impact on the comparative balance sheet as at 31 March 2007 is to decrease current assets and increase non current assets by £12.5 million and to decrease current liabilities and increase non current liabilities by £57.5 million.

b) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiaries, joint ventures and associated undertakings. The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal.

The results of subsidiaries are consolidated where the group has the power to control a subsidiary.

The results of joint venture undertakings are accounted for on an equity basis where the company exercised joint control under a contractual arrangement.

The results of associates are accounted for on an equity basis where the company holding is 20% or more or the company has the power to exercise significant influence.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since that date. Losses attributable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

All intra group transactions, balances, income and expenses are eliminated on consolidation.

c) Revenue recognition

Revenue represents the fair value of consideration receivable, excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods to which the sale relates have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

Turnover includes an estimate of the amount of mains water and waste water charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

In respect of long term contracts, revenue is recognised based on the value of work carried out during the year with reference to the total sales value and the stage of completion of these contracts.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the group's rights to receive payment have been established. Interest and dividend income are included in finance income.

d) Exceptional items
Exceptional items are income or expenditure, which individually or, if of a similar type, in aggregate should, in the opinion of the directors, be disclosed by virtue of their size or nature if the financial statements are to give a true and fair view. In this context, materiality is assessed at the segment level.

e) Taxation
Current tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenses that are taxable in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is provided in full, using the liability method, on taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A deferred tax asset is only recognised to the extent it is probable that sufficient taxable profits will be available in the future to utilise it. Deferred taxation is measured on a non discounted basis using the tax rates and laws that have then been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

f) Goodwill
Goodwill represents the excess of the fair value of purchase consideration over the fair value of the net assets acquired. Goodwill arising on acquisition of subsidiaries is included in intangible assets, whilst goodwill arising on acquisition of associates is included in investments in associates. If an acquisition gives rise to negative goodwill this is credited directly to the income statement. Fair value adjustments based on provisional estimates are amended within one year of the acquisition, if required, with a corresponding adjustment to goodwill.

Goodwill arising on all acquisitions prior to 1 April 1998 was written off to reserves under UK GAAP and remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset.

Goodwill is tested for impairment in accordance with the policy set out above and carried at cost less accumulated impairment losses. Goodwill is allocated to the cash generating unit that derives benefit from the goodwill for impairment testing purposes.

Where goodwill forms part of a cash generating unit and all or part of that unit is disposed of, the associated goodwill is included in the carrying amount of that operation when determining the gain or loss on disposal of the operation.

g) Intangible non current assets
Intangible assets acquired separately are capitalised at cost and when acquired in a business combination are capitalised at fair value at the date of acquisition. Following initial recognition, the historical cost model is applied to intangible assets. Amortisation charged on assets with finite lives is taken to the income statement through operating expenses.

Finite life intangible assets are amortised on a straight line basis over their estimated useful economic lives as follows:

	Years
Software	3-10
Other assets	2-20

Intangible assets are reviewed for impairment where indicators of impairment exist.

h) Research and development
Research expenditure is expensed when it is incurred. Development expenditure is capitalised and written off over its expected useful economic life where the following criteria are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost can be measured reliably.

Expenditure on property, plant and equipment relating to research and development projects is capitalised and written off over the expected useful life of those assets.

i) Pre-contract costs
Pre-contract costs are expensed as incurred except where it is probable that the contract will be awarded, in which case they are recognised as prepayments which are written off to the income statement over the life of the contract.

j) Property, plant and equipment

Property, plant and equipment comprises:

i) Infrastructure assets

Infrastructure assets are included at cost (or deemed cost on transition to IFRS) less accumulated depreciation. The costs of like for like replacement of infrastructure components are recognised in the income statement as they arise. Where it is probable that the money spent will cause future economic benefits to flow to the group, then costs are capitalised. Infrastructure assets are depreciated over their useful economic lives, which are as follows:

	Years
Impounding reservoirs	250
Raw water aqueducts	250
Mains	80-150
Sewers	150-200

ii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives to their residual value, which are principally as follows:

	Years
Buildings	30-80
Fixed plant and equipment	2-40
Vehicles and mobile plant	2-15

Assets in the course of construction are not depreciated until commissioned.

Interest costs of debt raised to finance new property, plant and equipment are not included within the cost of those fixed assets, but are expensed to the income statement as they arise.

k) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the lower of the fair value of the leased asset or the present value of the minimum lease payments is capitalised as an asset with a corresponding liability representing the obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the income statement at a constant rate over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

Where assets are financed by leasing arrangements where substantially all the risks and rewards of ownership remain with the lessor, these are classified as operating leases. Rental costs arising under operating leases are expensed on a straight line basis over the term of the lease. Leases of land are normally treated as operating leases, unless ownership is transferred at the end of the lease.

l) Grants and contributions

Grants and contributions received in respect of non current assets, including charges made for new connections to the water and sewerage networks, are treated as deferred income and released to the income statement over the useful economic life of those non current assets.

Grants and contributions which are given in compensation for expenses incurred with no future related costs are recognised in the income statement in the period that they become receivable.

m) Impairment of non current assets

If the recoverable amount of goodwill, an item of property, plant and equipment, or any other non current asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Fair value less costs to sell represents the amount obtainable from the sale of the assets in an arm's length transaction between knowledgeable and willing third parties, less costs of disposal. Value in use represents the present value of future cash flows expected to be derived from a cash generating unit, discounted using a pre-tax discount rate that reflects current market assessments of the cost of capital of the cash generating unit or asset.

The discount rate used is based on the group's cost of capital adjusted for the risk profiles of individual businesses.

Goodwill is tested for impairment annually. Impairment reviews are also carried out if there is an indication that an impairment may have occurred, or, where otherwise required, to ensure that non current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement.

n) Investments

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as available for sale are measured at fair value, with gains or losses recognised in equity. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in equity is taken to the income statement. Where there is no active market in the investments and the fair value cannot be measured reliably, the investments are held at cost.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the income statement.

o) Financial instruments

i) Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date, with gains or losses being recognised in the income statement (see below).

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

ii) Derivative financial instruments and hedging activities

The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value at the balance sheet date. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end. Net interest receivable or payable in respect of derivative financial instruments is included in finance income or finance costs.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the income statement where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion in the income statement. The gains or losses deferred in equity in this way are recycled through the income statement in the same period in which the hedged underlying transaction or firm commitment is recognised in the income statement.

Where forward currency contracts and foreign currency borrowings are used to hedge net investments in foreign currency denominated operations, to the extent that they are designated and effective as net investment hedges, they are matched in equity against changes in value of the related assets. Any ineffectiveness is taken to the income statement.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs, or transferred to the income statement if the forecast transaction is no longer expected to occur.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the income statement in the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with gains and losses reported in the income statement.

p) Inventory

Inventory and work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials, transport and attributable overheads.

q) Trade receivables

Trade receivables are measured at fair value on initial recognition and are subsequently measured at amortised cost using the effective interest rate method unless there is objective evidence that the asset is impaired, where it is written down to its recoverable amount and the irrecoverable amount is recognised as an expense.

Trade receivables that are assessed not to be impaired individually are assessed collectively for impairment by reference to the group's historical collection experience for receivables of similar age.

r) Trade payables

Trade payables are initially measured at fair value and are subsequently measured at amortised cost, using the effective interest rate method.

s) Retirement benefits
The group operates both defined benefit and defined contribution pension schemes.

The difference between the value of defined benefit pension scheme assets and defined benefit pension scheme liabilities is recorded on the balance sheet as a retirement benefit asset or obligation.

Defined benefit pension scheme assets are measured using bid price. Defined benefit pension scheme liabilities are measured at the balance sheet date by an independent actuary using the projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. Service cost, which is the increase in the present value of the liabilities of the group's defined benefit pension schemes expected to arise from employee service in the period, is included in operating costs. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities, arising from the passage of time, are included in other finance income or cost.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to equity and recorded in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are charged to the income statement in the period in which they fall due.

t) Provisions
Provisions are recognised where:

- there is a present obligation as a result of a past event;
- it is probable that there will be an outflow of economic benefits to settle this obligation; and
- a reliable estimate of this amount can be made.

Insurance provisions are recognised for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's independent insurance advisers.

u) Purchase of own shares
The group balance sheet includes the shares held by the Severn Trent Employee Share Ownership Trust and which have not vested unconditionally by the balance sheet date. These are shown as a deduction from shareholders' funds until such time as they vest.

v) Share based payments
The group operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using an appropriate pricing model, excluding the impact of any non market vesting conditions. The number of awards that are expected to vest takes into account non market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non market condition.

w) Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition and include cash, balances at banks and investments in liquidity funds. Cash and cash equivalents also include overdrafts repayable on demand.

x) Foreign currency
The results of overseas subsidiary and associated undertakings are translated into sterling, the presentational currency of the group, using average rates of exchange ruling during the year.

The net investments in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year end. Exchange differences thus arising are treated as movements in equity. On disposal of a foreign currency denominated subsidiary, the deferred cumulative amount recognised in equity since 1 April 2004 relating to that entity is recognised in the income statement under the transitional rule of IFRS 1.

Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in equity to the extent that the hedge is effective (see note 2(t)).

All other foreign currency denominated assets and liabilities of the company and its subsidiary undertakings are translated into the relevant functional currency at the rates of exchange ruling at the year end. Any exchange differences so arising are dealt with through the income statement. Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the income statement.

y) Discontinued operations and assets held for sale

Where an asset or group of assets (a disposal group) is available for immediate sale and the sale is highly probable and expected to occur within one year then the disposal group is deemed as held for sale. The disposal group is measured at the lower of the carrying amount and fair value less costs to sell.

Where a group of assets which comprises operations that can be clearly distinguished operationally and for financial reporting purposes from the rest of the group, (a component), has been disposed of or classified as held for sale, and it

- represents a separate major line of business or geographical area of operations; or
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale

then the component is classified as a discontinued operation.

Non current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation is not charged on such assets.

3 New accounting policies and future requirements

In the current year the group has adopted IFRS 7 'Financial Instruments: Disclosures' which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendments to IAS 1 'Presentation of Financial Statements'. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the group's financial instruments and management of capital (see note 22). Four Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 7 'Applying the Restatement Approach Under IAS 29, Financial Reporting in Hyperinflationary Economies'; IFRIC 8 'Scope of IFRS 2'; IFRIC 9 'Reassessment of Embedded Derivatives'; and IFRIC 10 'Interim Financial Reporting and Impairment'. The adoption of these Interpretations has not led to any changes in the group's accounting policies.

The following statements have been issued by the International Accounting Standards Board and are likely to affect future financial statements.

International Financial Reporting Standard 8 'Operating Segments' (IFRS 8) was issued in November 2006 and is required to be implemented by Severn Trent from 1 April 2009. The standard requires identification of operating segments based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and assess its performance. The impact of the standard on Severn Trent's financial statements is not expected to be significant since the group's segmental reporting already closely reflects reports regularly reviewed by the Chief Executive and the board.

IFRIC 12 'Service Concession Arrangements' was issued in November 2006 and is required to be implemented by Severn Trent from 1 April 2008. The interpretation draws a distinction between two types of services concession arrangement; those where the operator receives a financial asset, specifically an unconditional contractual right to receive cash or another financial asset from a government body in return for constructing or upgrading a public sector asset; and those where the operator receives an intangible asset, the right to charge for the use of the public sector asset that it constructs or upgrades. The interpretation will be applicable to the group's contracts with the UK Ministry of Defence (MoD) and is expected to result in the recognition of both a financial asset in respect of the right to receive cash in return for upgrading the MoD assets and an intangible asset arising from the right to provide water and sewerage services.

IFRIC 13 'Customer Loyalty Programmes' was issued in June 2007 and is effective for accounting periods beginning on or after 1 July 2008. The interpretation addresses accounting by entities that grant loyalty award credits to customers. It is not anticipated to have any impact on the group's financial statements.

IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' was issued in July 2007 and is required to be implemented by Severn Trent from 1 April 2008. The interpretation addresses when refunds or reductions in future contributions should be regarded as available, and therefore recognised as an asset, in accordance with IAS 19; how a minimum funding requirement might affect the availability of reductions in future contributions; and when a minimum funding requirement might give rise to a liability. The impact of the interpretation will be dependent on the actuarial position of the group's defined benefit schemes in the future.

IAS 23 (revised) was issued in March 2007 and is required to be implemented by Severn Trent from 1 April 2009. The revision to the standard removes the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for use or sale. Such costs are therefore required to be capitalised as part of the cost of the asset. The revised standard will require Severn Trent to change its existing policy and is likely to result in a proportion of borrowing costs that are currently expensed being capitalised in property, plant and equipment or intangible assets. The costs will then be amortised over the expected useful lives of the relevant assets.

IAS 1 (revised) was issued in September 2007 and is required to be implemented by Severn Trent from 1 April 2009. The revision is aimed at improving users' ability to analyse and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. Since Severn Trent already presents a statement of recognised income and expense, the changes will have no significant impact on the group financial statements.

IAS 27 (revised) was issued in January 2008 and is required to be implemented by Severn Trent from 1 April 2010. The revised standard requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. The standard also specifies the accounting when control is lost. Severn Trent has had no transactions in the current or prior year that would have been impacted by the revised standard.

IFRS 3 (revised) was issued in January 2008 and is required to be implemented by Severn Trent from 1 April 2010. The standard continues to apply the acquisition method to business combinations, with some significant changes. Severn Trent has had no transactions in the current or prior year that would have been impacted by the revised standard.

The directors assess that the other standards and interpretations issued but not yet effective are not applicable to the group.

4 Significant accounting judgments and key sources of estimation uncertainty
In the process of applying the group's accounting policies, the group is required to make certain judgments, estimates and assumptions that it believes are reasonable based on the information available. The more significant judgments and key assumptions and sources of estimation uncertainty are summarised below:

i) Goodwill impairment
Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units (CGU) to which goodwill has been allocated. The value in use calculation requires the group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate to calculate present value. Details of the assumptions used are set out in note 17 to the financial statements.

ii) Depreciation and carrying amounts of property plant and equipment
Calculating the depreciation charge and hence the carrying value for property, plant and equipment requires estimates to be made of the useful lives of the assets The estimates are based on engineering data and the group's experience of similar assets. Details are set out in note 2(e).

iii) Retirement benefit obligations
Determining the amount of the group's retirement benefit obligations and the net costs of providing such benefits requires assumptions to be made concerning long term interest rates, inflation, salary and pension increases, investment returns and longevity of current and future pensioners. Changes in these assumptions could significantly impact the amount of the obligations or the cost of providing such benefits. The group makes assumptions concerning these matters with the assistance of advice from independent qualified actuaries. Details of the assumptions made are set out in note 29 to the financial statements.

iv) Tax provisions
Assessing the outcome of uncertain tax positions requires judgments to be made regarding the result of negotiations with and enquiries from tax authorities in a number of jurisdictions. The assessments made are based on advice from independent tax advisers and the status of ongoing discussions with the relevant tax authorities.

v) Provisions for other liabilities and charges
Assessing the financial outcome of uncertain commercial and legal positions requires judgments to be made regarding the relative merits of each party's case and the extent to which any claim against the group is likely to be successful. The assessments made are based on advice from the group's internal counsel and, where appropriate, independent legal advice.

5 Segmental analysis

The group is organised into two main business segments:

Water and Sewerage
Provides water and sewerage services to domestic and commercial customers in England and Wales.

Water Technologies and Services
Provides services and products associated with water, waste water and contaminated land principally in the US, UK and Europe.

The group is also organised into geographical regions, UK, US and Europe. Geographical information is classified by the location of the principal operations of each business unit.

a) Primary reporting format – business segment

2008	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,278.0	274.4	–	–	1,552.4
Inter segment sales	1.2	22.9	5.2	(29.3)	–
Total sales	**1,279.2**	**297.3**	**5.2**	**(29.3)**	**1,552.4**
Profit before interest, tax and exceptional items	462.3	20.7	(11.2)	(2.3)	469.5
Exceptional items (note 8)	(63.3)	(4.5)	(1.0)	–	(68.8)
Profit before interest and tax	**399.0**	**16.2**	**(12.2)**	**(2.3)**	**400.7**
Share of results of associates and joint ventures	–	0.1	–	–	0.1
Segment result	**399.0**	**16.3**	**(12.2)**	**(2.3)**	**400.8**
Total net finance costs and net (losses)/gains on financial instruments					(208.4)
Profit before tax					192.4
Tax					18.2
Profit from continuing operations					210.6
Profit from discontinued operations (note 14)					0.8
Profit for the period					**211.4**

2007	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,216.3	262.6	1.3	–	1,480.2
Inter segment sales	1.8	26.3	9.0	(37.1)	–
Total sales	**1,218.1**	**288.9**	**10.3**	**(37.1)**	**1,480.2**
Profit before interest, tax and exceptional items	413.0	19.7	(26.3)	(1.1)	405.3
Exceptional items (note 8)	21.3	14.7	(11.3)	–	24.7
Profit before interest and tax	**434.3**	**34.4**	**(37.6)**	**(1.1)**	**430.0**
Share of results of associates and joint ventures	–	0.8	(0.3)	–	0.5
Segment result	**434.3**	**35.2**	**(37.9)**	**(1.1)**	**430.5**
Total net finance costs and net gains/(losses) on financial instruments					(105.0)
Profit before tax					325.5
Tax					(76.9)
Profit from continuing operations					248.6
Profit from discontinued operations (note 14)					20.0
Profit for the period					**268.6**

In 2007 discontinued operations included:

	Waste Management £m	US Laboratories £m	Eliminations £m	Total £m
External sales	401.0	94.4	–	495.4
Inter segment sales	3.9	1.7	(5.6)	–
Total sales	**404.9**	**96.1**	**(5.6)**	**495.4**
Profit before interest, tax and exceptional items	51.2	8.0	–	59.2
Exceptional items (note 8)	–	(31.5)	–	(31.5)
Share of results of associates and joint ventures	0.5	–	–	0.5
Segment result	**51.7**	**(23.5)**	**–**	**28.2**
Total net finance costs				(0.1)
Exceptional net gain on disposal of discontinued operations				7.1
Tax				(15.2)
Profit from discontinued operations for the period				**20.0**

Other segment items are:

2008	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
Capital expenditure	446.3	7.0	0.4	(4.4)	449.3
Depreciation and amortisation	227.5	6.3	0.1	(2.1)	231.8

2007	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
Capital expenditure	399.5	6.1	–	(4.3)	401.3
Depreciation and amortisation	241.2	6.6	0.3	(3.5)	244.6

The segment assets and liabilities are as follows:

2008	Water and Sewerage £m	Water Technologies and Services £m	Eliminations £m	Unallocated Corporate and Other £m	Consolidated £m
Assets					
Segment assets	6,590.1	245.9	(19.3)	241.9	7,058.6
Interests in associates and joint ventures	0.2	4.0	–	–	4.2
Group total assets	6,590.3	249.9	(19.3)	241.9	7,062.8
Liabilities					
Segment liabilities	(708.8)	(86.1)	–	(5,062.7)	(5,857.6)

2007	Water and Sewerage £m	Water Technologies and Services £m	Eliminations £m	Unallocated Corporate and Other £m	Consolidated £m
Assets					
Segment assets	5,894.7	225.5	(16.9)	141.7	6,245.0
Interests in associates and joint ventures	0.5	3.4	–	–	3.9
Group total assets	5,895.2	228.9	(16.9)	141.7	6,248.9
Liabilities					
Segment liabilities	(618.7)	(66.3)	–	(4,426.6)	(5,111.6)

Segment assets comprise goodwill and other intangible assets, property plant and equipment, inventories, derivatives designated as hedges for future transactions, receivables and operating cash. Deferred taxation, investments and derivatives designated as hedges of borrowings are all included in unallocated corporate assets.

Segment liabilities comprise operating liabilities. Taxation and corporate borrowings and related hedging derivatives are all included in unallocated corporate liabilities.

5 Segmental analysis continued

b) Secondary reporting format – geographical segments

The group's turnover analysed by geographical market (by destination) was as follows:

	Continuing operations		Discontinued operations	
	2008 £m	2007 £m	**2008 £m**	2007 £m
Turnover				
UK	**1,355.0**	1,288.8	–	387.0
US	**109.9**	124.1	–	94.3
Europe	**42.5**	33.4	–	14.1
Other	**45.0**	33.9	–	–
	1,552.4	1,480.2	–	495.4

The carrying amount of the group's assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located was as follows:

	Total assets – based on location		Capital expenditure	
	2008 £m	2007 £m	**2008 £m**	2007 £m
UK	**6,898.1**	6,103.1	**444.7**	398.3
US	**111.9**	58.6	**4.2**	3.0
Europe	**52.3**	87.2	**0.4**	–
Other	**0.5**	–	–	–
	7,062.8	6,248.9	**449.3**	401.3
Amounts relating to discontinued activities	–	–	–	39.0
	7,062.8	6,248.9	**449.3**	440.3

6 Revenue

	2008 £m	2007 £m
Water and sewerage services	**1,279.2**	1,209.3
Other services	**205.7**	217.7
Sales of goods	**50.1**	59.5
Revenue from long term contracts	**46.7**	30.8
Eliminations	**(29.3)**	(37.1)
Total turnover	**1,552.4**	1,480.2
Interest receivable (note 10)	**23.7**	5.7
Revenue from discontinued operations	–	502.8
Total revenue	**1,576.1**	1,988.7

7 Operating costs

	2008 Before exceptional costs £m	2008 Exceptional costs £m	2008 Total £m	2007 Before exceptional costs £m	2007 Exceptional costs £m	2007 Total £m
Wages and salaries	**234.6**	**8.1**	**242.7**	242.0	3.0	245.0
Social security costs	**18.3**	**0.1**	**18.4**	17.3	–	17.3
Pension costs	**33.0**	**-**	**33.0**	39.0	7.8	46.8
Share based payments	**4.0**	**-**	**4.0**	2.6	–	2.6
Total employee costs	**289.9**	**8.2**	**298.1**	300.9	10.8	311.7
Power	**42.0**	**0.2**	**42.2**	61.7	–	61.7
Raw materials and consumables	**112.6**	**6.4**	**119.0**	103.3	–	103.3
Rates	**60.1**	**-**	**60.1**	57.3	–	57.3
Impairment of trade debtors	**22.7**	**-**	**22.7**	22.7	–	22.7
Service charges	**28.6**	**-**	**28.6**	27.6	–	27.6
Depreciation of property, plant and equipment	**204.5**	**-**	**204.5**	203.9	11.9	215.8
Amortisation of intangible fixed assets	**27.3**	**-**	**27.3**	28.8	–	28.8
Hired and contracted services	**128.1**	**14.2**	**142.3**	129.4	8.9	138.3
Operating lease rentals						
– land and buildings	**4.5**	**-**	**4.5**	4.8	–	4.8
– other	**1.6**	**-**	**1.6**	3.1	–	3.1
Hire of plant and machinery	**6.1**	**1.2**	**7.3**	5.4	–	5.4
Research and development expenditure	**4.9**	**-**	**4.9**	4.2	–	4.2
Profit on disposal of fixed assets	**(1.7)**	**-**	**(1.7)**	(0.7)	–	(0.7)
Foreign exchange gains	**0.1**	**-**	**0.1**	(0.2)	–	(0.2)
Water and sewerage infrastructure maintenance expenditure	**111.2**	**-**	**111.2**	98.1	–	98.1
Other operating costs	**96.2**	**38.6**	**134.8**	107.6	–	107.6
	1,138.7	**68.8**	**1,207.5**	1,155.3	31.6	1,186.9
Release from deferred income	**(5.1)**	**-**	**(5.1)**	(3.5)	–	(3.5)
Own work capitalised	**(50.7)**	**-**	**(50.7)**	(76.9)	–	(76.9)
Total operating costs	**1,082.9**	**68.8**	**1,151.7**	1,074.9	31.6	1,106.5

Further details of exceptional costs are given in note 8. The pension costs shown above include current and past service costs. Other pension costs (interest costs, expected returns on assets and actuarial gains and losses) are included in finance costs and the statement of recognised income and expense.

During the year the following fees were charged by the auditors in respect of continuing and discontinued activities:

	2008 £m	2007 £m
Fees payable to the company's auditors for the audit of the company's annual accounts	**0.2**	0.2
Fees payable to the company's auditors and their associates for other services to the group		
The audit of the company's subsidiaries pursuant to legislation	**0.6**	0.5
Total audit fees	**0.8**	0.7
– Other services pursuant to legislation	**0.1**	0.1
– Tax services	**-**	–
– Other services	**-**	0.3
Total non audit fees	**0.1**	0.4

Other services in 2007 comprised controls reviews £0.1 million and various other services £0.2 million.

Details of directors' remuneration are set out in the directors' remuneration report on pages 38 to 47.

8 Exceptional items

2008

An exceptional charge of £68.8 million arose in the period. This comprised:

- a charge of £13.9 million in Water and Sewerage and £1.0 million in Corporate arising from the ongoing and developing programme to restructure and realign the business by improving standards through process improvement, enhancements to supporting technology, systems and facilities and the development and retraining of our people;
- a net cost of £13.6 million arising from the flooding incidents that affected the Water and Sewerage networks during the summer of 2007. This includes costs of £29.6 million which have been identified to date less insurance recoveries of £16.0 million which have been received. Costs still to be incurred are expected to relate mainly to the replacement of damaged assets which will be covered by insurance recoveries;
- a charge of £35.8 million relating to a provision arising from Ofwat's proposal to fine Severn Trent Water for misreporting customer service data and failure to meet Guaranteed Standards of Service in 2005/06. The provision has been recorded on the basis that the best available evidence for making an estimate of the fines that will be payable is Ofwat's proposals. However, Ofwat's consultation relating to the fines remains open, and there is a right of appeal at its conclusion, so the amounts that eventually become payable might not be the amounts proposed by Ofwat; and
- a charge of £4.5 million relating to third party legal costs incurred in the conclusion of a Water Technologies and Services arbitration to settle an interpretation on a long term operating service contract.

2007

A net exceptional credit of £24.7 million arose in respect of continuing operations and an exceptional charge of £24.4 million arose in respect of discontinued operations in the year ended 31 March 2007.

The exceptional credit in continuing operations comprised:

- a charge of £14.9 million in Water and Sewerage arising from a programme to restructure and realign the business including write off of decommissioned assets £11.9 million and restructuring costs of £3 million;
- a charge of £16.7 million in corporate costs, arising from the demerger of Biffa Plc, including £7.8 million relating to the settlement of pension obligations, and;
- a credit of £56.3 million of which £36.2 million arose from the disposal of properties in Severn Trent Water, £14.7 million arose in Water Technologies and Services from the disposal of Aquafin and £5.4 million in Corporate and Other businesses from the disposal of Severn Trent Property and other property assets.

The exceptional charge in discontinued operations comprised:

- a charge of £31.5 million arising from the impairment of goodwill relating to US Laboratories;
- a loss of £2.4 million on the sale of US Laboratories; and
- a gain of £9.5 million on the sale of Biffa Belgium.

9 Employee numbers

Average number of employees (including executive directors) during the year:

	2008 Number	2007 Number
By type of business:		
Water and Sewerage	**5,696**	5,494
Water Technologies and Services	**2,985**	3,056
Other businesses and Corporate	**26**	100
Continuing operations	**8,707**	8,650
Discontinued operations	**–**	4,089
	8,707	12,739

10 Finance income

	2008 £m	2007 £m
Interest revenue earned on:		
Bank deposits	**17.3**	5.4
Other financial income	**6.4**	0.3
Total interest revenue	**23.7**	5.7
Expected return on defined benefit scheme assets	**93.4**	80.6
Total finance income	**117.1**	86.3

All interest revenue relates to loans and receivables.

11 Finance costs

	2008 £m	2007 £m
Interest on bank loans and overdrafts	**13.6**	28.4
Interest on other loans	**177.5**	122.6
Interest on finance leases	**20.6**	20.2
Total borrowing costs	**211.7**	171.2
Other financial expenses	**2.2**	0.2
Interest cost on defined benefit obligations	**80.6**	67.5
Unwinding of discounts on provisions	**–**	1.2
Total finance costs	**294.5**	240.1

12 (Losses)/gains on financial instruments

	2008 £m	2007 £m
Gain on derivatives in a designated fair value hedge accounting relationship	**93.8**	41.7
Loss arising on adjustment for the hedged item in a designated fair value hedging relationship	**(95.9)**	(41.0)
Fair value losses on cash flow hedges transferred from equity	**(4.6)**	(4.6)
(Loss)/gain arising on revaluation of derivatives not in a designated fair value hedge accounting relationship	**(24.3)**	52.7
	(31.0)	48.8

13 Taxation

a) Analysis of tax (credit)/charge in the year

	2008 £m	2007 £m
Current tax		
Continuing operations		
Current year at 30% (2007: 30%)	**68.7**	67.9
Prior year at 30% (2007: 30%)	**(12.5)**	(9.4)
Total current tax relating to continuing operations	**56.2**	58.5
Current tax relating to discontinued operations	**–**	9.2
Total current tax	**56.2**	67.7
Deferred tax		
Continuing operations		
Origination and reversal of temporary differences – current year	**(2.4)**	35.0
Origination and reversal of temporary differences – prior year	**(17.3)**	(16.6)
Exceptional deferred tax credit arising from change of rate	**(54.7)**	–
Total deferred tax relating to continuing operations	**(74.4)**	18.4
Deferred tax relating to discontinued operations	**–**	6.0
Total deferred tax	**(74.4)**	24.4
Total tax (credit)/charge relating to continuing operations	**(18.2)**	76.9
Total tax charge relating to discontinued operations	**–**	15.2
Total tax (credit)/charge	**(18.2)**	92.1

13 Taxation continued

b) Factors affecting the tax (credit)/charge in the year

The tax expense for the current year is lower than the standard rate of corporation tax in the UK, 30% (2007: 30%). The differences are explained below:

	2008 £m	2007 £m
Profit on ordinary activities before tax:		
Continuing operations	**192.4**	325.5
Discontinued operations	**0.8**	35.2
	193.2	360.7
Tax at the standard rate of corporation tax in the UK 30% (2007: 30%)	**58.0**	108.2
Tax effect of share of results of associates and joint ventures	**0.1**	0.1
Tax effect of expenditure not deductible in determining taxable profit	**8.7**	5.9
Effect of different rates of tax in overseas jurisdictions	**(0.5)**	(0.6)
Adjustments in respect of prior years	**(84.5)**	(21.5)
Total tax (credit)/charge	**(18.2)**	92.1

The adjustments in respect of prior years arose as a result of agreeing open computations with the relevant tax authorities, the reduction of tax rate for deferred tax from 30% to 28% and, in 2007, the recognition of a deferred tax asset of £7.7 million for previously unrecognised tax losses in the US.

The draft Finance Act 2008 includes legislation which would prevent the group from claiming industrial buildings allowances on affected assets after 2011. It is proposed that this change is introduced by reducing the rate of allowances that may be claimed from 1 April 2008 to 31 March 2011 at which point the allowances will be removed. The directors estimate that, if enacted, the proposed changes would increase the future corporation tax charge by up to £12 million in the three years up to abolition of the allowance.

c) Tax (credited)/charged directly to equity

In addition to the amount (credited)/charged to the income statement, the following amounts of tax have been (credited)/charged directly to equity:

	2008 £m	2007 £m
Current tax		
Tax on share based payments	**(2.7)**	–
Tax on exchange differences on foreign currency hedging	**(4.1)**	1.9
Total current tax (credited)/charged directly to equity	**(6.8)**	1.9
Deferred tax		
Tax on actuarial gains/(losses)	**(7.8)**	(4.3)
Tax on cash flow hedging	**0.6**	3.2
Tax on share based payments	**4.1**	(0.6)
Effect of change of tax rate	**(5.4)**	–
Total deferred tax credited directly to equity	**(8.5)**	(1.7)

14 Discontinued operations

There were no transactions during the year that resulted in operations being classified as discontinued. In the previous year, Biffa Belgium, Biffa Plc and Severn Trent Laboratories Inc were classified as discontinued operations. The profit from discontinued operations in the year arose from the settlement of outstanding matters relating to the disposal of Severn Trent Laboratories Inc.

a) Profit from discontinued operations

	2008 £m	2007 £m
Turnover	–	495.4
Operating costs	–	(436.2)
Profit before interest tax and exceptional items	–	59.2
Net finance costs	–	(0.1)
Share of joint ventures and associates	–	0.5
Profit before tax and exceptional items	–	59.6
Tax	–	(15.2)
Profit after tax	–	44.4
Exceptional impairment of goodwill	–	(31.5)
Exceptional net gain on disposal of discontinued operations	**0.8**	7.1
Attributable tax expense	–	–
Net profit attributable to discontinued operations	**0.8**	20.0

b) Cash flows from discontinued operations

	2008 £m	2007 £m
Net cash flows from operating activities	–	75.3
Net cash flows from investing activities	**3.1**	(26.2)
Net cash flows from financing activities	–	331.7
	3.1	380.8

c) Earnings per share from discontinued operations

	2008			2007		
	Earnings £m	Weighted average number of shares m	Per share amount pence	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share from discontinued operations	**0.8**	**233.6**	**0.3**	20.0	232.9	8.6
Diluted earnings per share from discontinued operations	**0.8**	**235.3**	**0.3**	20.0	235.1	8.5

15 Dividends

Amounts recognised as distributions to equity holders in the period:

	2008		2007	
	Pence per share	£m	Pence per share	£m
Final dividend for the year ended 31 March 2007/2006	**38.68**	**90.4**	31.97	111.4
Interim dividend for the year ended 31 March 2008/2007	**24.34**	**56.9**	22.77	52.9
Special dividend for the year ended 31 March 2007	–	–	165.00	575.2
	63.02	**147.3**	219.74	739.5
Proposed final dividend for the year ended 31 March 2008	**41.29**	**96.9**		

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

On the demerger of Biffa Plc the ordinary share capital of the company was consolidated with the intention that the share price of Severn Trent Plc shares would be similar before and after the demerger. Two new Severn Trent shares were issued for every three old Severn Trent shares held. The per share amounts disclosed above are the amounts that were declared on the shares in issue at the time. They have not been restated for the share consolidation.

16 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Basic and diluted earnings per share from continuing operations are calculated on the basis of profit from continuing operations attributable to the equity holders of the company.

The calculation of basic and diluted earnings per share is based on the following data:

Earnings

	2008 £m	2007 £m
Earnings for the purpose of basic and diluted earnings per share from continuing and discontinued operations being:		
Profit for the period attributable to the equity holders of the company	**209.5**	267.1
Adjustment to exclude:		
Profit for the period from discontinued operations	**(0.8)**	(20.0)
Earnings for the purpose of basic and diluted earnings per share from continuing operations	**208.7**	247.1

Number of shares

	2008 m	2007 m
Weighted average number of ordinary shares for the purpose of basic earnings per share	**233.6**	232.9
Effect of dilutive potential ordinary shares:		
Share options and LTIPs	**1.7**	2.2
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**235.3**	235.1

Adjusted earnings per share

	2008 Pence	2007 Pence
Adjusted basic earnings per share	**97.8**	82.4
Adjusted diluted earnings per share	**97.1**	81.6

Adjusted earnings per share figures are presented for continuing operations. These exclude the effects of deferred tax, gains/losses on financial instruments and exceptional items in both 2008 and 2007. The directors consider that the adjusted figures provide a useful additional indicator of performance. The denominators used in the calculations of adjusted basic and diluted earnings per share are the same as those used in the unadjusted figures set out above.

The adjustments to earnings are as follows:

Adjustments to earnings

	2008 £m	2007 £m
Earnings for the purpose of basic and diluted earnings per share from continuing operations	**208.7**	247.1
Adjustments for:		
Exceptional fines	**35.8**	–
Exceptional flood costs	**13.6**	–
Exceptional restructuring costs	**14.9**	14.9
Exceptional provision for third party legal costs	**4.5**	–
Exceptional demerger and related costs	**–**	16.7
Exceptional profit on disposal of property and businesses	**–**	(56.3)
Current tax related to exceptional items at 30%	**(5.6)**	–
Losses/(gains) on financial instruments	**31.0**	(48.8)
Deferred tax	**(74.4)**	18.4
Earnings for the purpose of adjusted basic and diluted earnings per share	**228.5**	192.0

17 Goodwill

	2008 £m	2007 £m
Cost and net book value		
At 1 April	**49.1**	506.3
Impairment of US Laboratories (see below)	**–**	(31.5)
Disposal of subsidiaries	**–**	(414.1)
Additions	**0.4**	–
Adjustment to consideration on acquisitions in prior years	**–**	(0.3)
Exchange adjustments	**0.7**	(11.3)
At 31 March	**50.2**	49.1

Goodwill impairment tests

Goodwill is allocated to the group's cash generating units (CGUs) identified according to country of operation and business segment.

A summary of the goodwill allocation by CGU is presented below:

	2008 £m	2007 £m
Water Technologies and Services		
Water Purification US	**21.2**	21.0
Contract Operations US	**9.5**	9.6
UK Services	**0.2**	0.2
UK Laboratories	**12.0**	12.0
Services Italy	**7.3**	6.3
	50.2	49.1

The recoverable amount of a CGU is determined using value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using an estimated nominal growth rate stated below. The growth rate does not exceed the long term average growth rate for the economy in which the CGU operates.

	Nominal growth rate		Discount rate	
	2008 %	2007 %	2008 %	2007 %
Water Technologies and Services	**3.0**	3.0	**11.5**	11.7

These assumptions have been used for the analysis of each CGU within the business segment. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the segment.

On 4 September 2006, the group agreed to sell its US Laboratories business to TestAmerica Holdings Inc for £77.1 million. This resulted in an impairment of £31.5 million in the goodwill relating to the US Laboratories business, which was recognised in the group's financial statements for the year ended 31 March 2007. This transaction was completed on 29 December 2006 (see note 36).

18 Intangible assets

	Computer software Internally generated £m	Computer software Purchased £m	Other assets Internally generated £m	Total £m
Cost				
At 1 April 2006	87.5	125.0	19.9	232.4
Additions	4.7	15.6	1.2	21.5
Disposals	(0.2)	(9.0)	(0.1)	(9.3)
Disposal of subsidiaries	–	(2.4)	(3.6)	(6.0)
Exchange adjustments	–	(0.2)	(0.6)	(0.8)
At 1 April 2007	92.0	129.0	16.8	237.8
Additions	8.0	22.5	2.6	33.1
Disposals	–	(6.5)	(0.2)	(6.7)
Exchange adjustments	(0.4)	0.3	0.6	0.5
At 31 March 2008	**99.6**	**145.3**	**19.8**	**264.7**
Amortisation				
At 1 April 2006	(39.4)	(69.1)	(11.5)	(120.0)
Amortisation for year	(12.2)	(15.6)	(1.6)	(29.4)
Disposals	0.1	8.2	–	8.3
Disposal of subsidiaries	–	1.4	2.7	4.1
Exchange adjustments	–	0.1	0.3	0.4
At 1 April 2007	(51.5)	(75.0)	(10.1)	(136.6)
Amortisation for year	(10.4)	(15.7)	(1.2)	(27.3)
Disposals	–	6.5	0.2	6.7
Exchange adjustments	–	(0.2)	(0.1)	(0.3)
At 31 March 2008	**(61.9)**	**(84.4)**	**(11.2)**	**(157.5)**
Net book value				
At 31 March 2008	**37.7**	**60.9**	**8.6**	**107.2**
At 31 March 2007	40.5	54.0	6.7	101.2

Other assets primarily comprise capitalised development costs and patents.

19 Property, plant and equipment

	Land and buildings £m	Infrastructure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Cost					
At 1 April 2006	2,349.0	3,689.6	2,738.6	63.5	8,840.7
Additions	107.4	98.3	213.7	8.0	427.4
Disposals	(19.7)	(1.4)	(68.8)	(13.0)	(102.9)
Disposal of subsidiaries	(370.2)	–	(364.4)	–	(734.6)
Exchange adjustments	(3.9)	–	(11.7)	(0.3)	(15.9)
At 1 April 2007	2,062.6	3,786.5	2,507.4	58.2	8,414.7
Additions	129.3	94.2	188.1	4.6	416.2
Disposals	(4.0)	–	(11.3)	(4.9)	(20.2)
Reclassifications and transfers	0.2	–	(0.3)	0.1	–
Exchange adjustments	(0.1)	–	1.6	(1.0)	0.5
At 31 March 2008	**2,188.0**	**3,880.7**	**2,685.5**	**57.0**	**8,811.2**
Depreciation					
At 1 April 2006	(786.4)	(978.3)	(1,305.0)	(27.9)	(3,097.6)
Charge for year	(59.6)	(21.3)	(166.0)	(7.6)	(254.5)
Disposals	13.3	1.4	55.3	11.3	81.3
Disposal of subsidiaries	186.3	–	178.1	–	364.4
Exchange adjustments	3.2	–	9.6	–	12.8
At 1 April 2007	(643.2)	(998.2)	(1,228.0)	(24.2)	(2,893.6)
Charge for year	(42.9)	(22.1)	(132.0)	(7.5)	(204.5)
Disposals	4.0	–	10.9	3.6	18.5
Exchange adjustments	–	–	0.1	(0.5)	(0.4)
At 31 March 2008	**(682.1)**	**(1,020.3)**	**(1,349.0)**	**(28.6)**	**(3,080.0)**
Net book value					
At 31 March 2008	**1,505.9**	**2,860.4**	**1,336.5**	**28.4**	**5,731.2**
At 31 March 2007	1,419.4	2,788.3	1,279.4	34.0	5,521.1

The carrying amount of property, plant and equipment includes the following amounts in respect of assets held under finance leases.

	Land and buildings £m	Infrastructure assets £m	Fixed plant and equipment £m	Movable plant £m	Total £m
Net book value					
At 31 March 2008	–	123.1	162.7	–	285.8
At 31 March 2007	–	127.2	185.1	–	312.3

Plant and equipment includes £388.3 million (2007: £180.3 million) in respect of assets in the course of construction for which no depreciation is charged.

20 Interests in joint ventures

	2008 £m	2007 £m
Group's share of:		
Long term assets	**0.1**	0.1
Current assets	**0.4**	0.9
Current liabilities	**(0.5)**	(0.6)
Amounts due from joint ventures	**0.1**	0.1
	0.1	0.5

	2008 £m	2007 £m
Group's share of:		
Turnover	**0.6**	1.6
Operating costs	**(0.6)**	(1.1)
Operating profit	--	0.5
Finance costs	--	(0.2)
Profit before tax	--	0.3
Tax	--	(0.1)
Profit after tax	--	0.2

The joint venture has no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interests in the joint venture. The group has no capital commitments in relation to its interests in the joint venture.

Particulars of the group's principal joint venture undertaking at 31 March 2008 are:

	Nature of business	Percentage of share capital held	A ordinary shares of £1	B Ordinary shares of £1
Cognica Limited	Asset Management	50%	100,000*	100,000

*of which the group holds 99,999

The country of incorporation and main operation of the joint venture is Great Britain and it is registered in England and Wales.

21 Interests in associates

	2008 £m	2007 £m
At 1 April	**3.4**	19.6
Disposals	**-**	(15.0)
Share of profits	**0.1**	0.9
Dividends receivable	**-**	(1.5)
Other movements	**0.6**	(0.6)
At 31 March	**4.1**	3.4

	2008 £m	2007 £m
Group's share of:		
Total assets	**19.4**	14.6
Total liabilities	**(15.3)**	(11.2)
	4.1	3.4
Turnover	**5.5**	24.6
Profit before tax	**0.3**	0.9

The associate company has no significant contingent liabilities to which the group is exposed and the group does not have any significant contingent liabilities in relation to its interest in the associate. The group has no capital commitments in relation to its interests in the associate.

The principal associate at 31 March 2008 was:

	Equity interest	Percentage of share capital held	Nature of business
S.I.I. Societa Consortile per Azioni	15,312,000 of €1	25%	Water and sewerage

The country of incorporation and main operation is Italy.

22 Financial instruments

a) Capital management

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability. The group is funded using a mixture of equity and debt (including fixed rate, index linked and floating rate). The group's target for gearing (measured by the ratio of net debt to regulatory capital value) for the current regulatory period is 60%. At 31 March 2008 the gearing ratio calculated by this method was 58.0% (2007: 56.4%).

During the year the group issued a further £400 million of 50 to 60 year maturities bonds to the index linked bonds markets. The group also borrowed £150 million from the European Investment Bank and £199 million via a commercial bank loan. The group also extended the range of markets from where it obtains funds through a €700 million eight year Eurobond issue, which was entirely swapped into sterling at the issue date.

At 31 March 2008 the group's equity and debt capital comprised the following:

	2008 £m	2007 £m
Cash and short term deposits	**(654.4)**	(143.2)
Bank overdrafts	**1.0**	0.1
Bank loans	**742.7**	462.6
Other loans	**2,958.1**	2,399.6
Obligations under finance leases	**385.4**	408.5
Net debt	**3,432.8**	3,127.6
Equity attributable to the company's equity shareholders	**1,201.0**	1,134.2
Total capital	**4,633.8**	4,261.8

b) Categories of financial assets

	2008 £m	2007 £m
Fair value through profit and loss		
Derivatives that do not qualify for hedge accounting		
Cross currency swaps	**–**	1.2
Interest rate swaps	**3.7**	12.5
	3.7	13.7
Derivatives that are designated and effective as hedging instruments carried at fair value		
Cross currency swaps	**52.8**	3.1
Interest rate swaps	**0.1**	3.9
	52.9	7.0
Available for sale investments carried at fair value		
Unquoted shares	**0.1**	0.2
Loans and receivables (including cash and cash equivalents)		
Trade receivables	**199.4**	181.3
Short term deposits	**608.4**	100.0
Cash at bank and in hand	**46.0**	43.2
	853.8	324.5
Total financial assets	**910.5**	345.4

	2008 £m	2007 £m
Disclosed in the balance sheet as:		
Non current assets		
Derivative financial instruments	**51.3**	19.1
Available for sale financial assets	**0.1**	0.2
	51.4	19.3
Current assets		
Derivative financial instruments	**5.3**	1.6
Cash and cash equivalents	**654.4**	143.2
Trade and other receivables (note 24)	**199.4**	181.3
	859.1	326.1
	910.5	345.4

22 Financial instruments continued

c) Categories of financial liabilities

	2008 £m	2007 £m
Fair value through profit and loss		
Derivatives that do not qualify for hedge accounting		
Interest rate swaps	**(67.8)**	(57.5)
Derivatives that are designated and effective as hedging instruments carried at fair value		
Cross currency swaps	**(13.2)**	(65.3)
Interest rate swaps	**(1.7)**	(0.5)
	(14.9)	(65.8)
Other financial liabilities		
Bank loans	**(742.7)**	(462.6)
Other loans	**(2,958.1)**	(2,399.6)
Obligations under finance leases	**(385.4)**	(408.5)
Overdraft	**(1.0)**	(0.1)
Trade payables	**(40.3)**	(32.7)
	(4,127.5)	(3,303.5)
Total financial liabilities	**(4,210.2)**	(3,426.8)
Disclosed in the balance sheet as:		
Non current liabilities		
Derivative financial instruments	**(73.8)**	(113.7)
Borrowings	**(3,627.7)**	(2,639.0)
	(3,701.5)	(2,752.7)
Current liabilities		
Derivative financial instruments	**(8.9)**	(9.6)
Borrowings	**(459.5)**	(631.8)
Trade payables (note 27)	**(40.3)**	(32.7)
	(508.7)	(674.1)
	(4,210.2)	(3,426.8)

d) Derivative contracts

	2008		2007	
	Asset £m	**Liability £m**	Asset £m	Liability £m
Cross currency swaps – fair value hedges	**52.8**	**(13.2)**	3.1	(65.3)
Cross currency swaps – derivatives not in a formal hedge relationship	**–**	**–**	1.2	–
Interest rate swaps – cash flow hedges	**0.1**	**(1.7)**	3.9	(0.5)
Interest rate swaps – derivatives not in a formal hedge relationship	**3.7**	**(67.8)**	12.5	(57.5)
Total	**56.6**	**(82.7)**	20.7	(123.3)
Less non current portion				
Cross currency swaps – fair value hedges	**47.6**	**(4.4)**	2.7	(55.7)
Interest rate swaps – cash flow hedges	**–**	**(1.6)**	3.9	(0.5)
Interest rate swaps – derivatives not in a formal hedge relationship	**3.7**	**(67.8)**	12.5	(57.5)
Total non current	**51.3**	**(73.8)**	19.1	(113.7)
Current portion	**5.3**	**(8.9)**	1.6	(9.6)

e) Fair values of financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Discounted cash flows are used to determine fair value for the debt. Discount rates are derived from yield curves based on quoted interest rates. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

Cross currency swaps and forward exchange contracts are valued by reference to quoted forward exchange rates at the balance sheet date and yield curves derived from quoted interest rates matching the maturities of the contracts.

The fair values of the unquoted equity instruments cannot be measured reliably since there is no active market in the instruments. Hence, the investments are held at cost. It is not possible to determine a range of estimates within which the fair values are highly likely to lie.

The nominal values less impairment provisions of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

	2008		2007	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Trade receivables	**199.4**	**199.4**	181.3	181.3
Short term deposits	**608.4**	**608.4**	100.0	100.0
Cash at bank and in hand	**46.0**	**46.0**	43.2	43.2
Borrowings falling due within one year	**(459.5)**	**(433.4)**	(631.8)	(603.6)
Borrowings falling due after more than one year	**(3,627.7)**	**(3,429.4)**	(2,639.0)	(2,572.2)
Trade payables	**(40.3)**	**(40.3)**	(32.7)	(32.7)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**(65.7)**	**(65.7)**	(41.6)	(41.6)
Currency instruments – cross currency swaps	**39.6**	**39.6**	(61.0)	(61.0)
Other financial assets				
Available for sale financial assets	**0.1**	**0.1**	0.2	0.2

f) Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency and interest rate risk) credit risk, liquidity risk and inflation risk. The group's overall risk management programme addresses the unpredictability of financial markets and seeks to reduce potential adverse effects on the group's financial performance or position.

Financial risks are managed by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies evaluates and hedges financial risks in close co-operation with the group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas such as exchange rate risk, interest rate risk, credit risk, the use of derivative and non derivative financial instruments and the investment of surplus funds. Derivative financial instruments are used to hedge exposures to changes in exchange rates and interest rates. The group's policy is that derivative financial instruments are not held for trading.

i) Market risk

The principal market risks that the group is exposed to are fluctuations in interest rates. Since substantially all of the group's profits and net assets arise from Severn Trent Water which has no significant exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

Interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates.

The group's interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain over 50% of borrowings in fixed rate instruments. At 31 March 2008 some 70% of the group's net debt was fixed (2007: 69%).

The group manages its cash flow interest rate risk by using floating to fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the terms of the interest rate swaps, the group agrees with other parties to exchange, at specified intervals (mainly biannually), the difference between fixed contract and floating rate interest rates calculated by reference to the agreed notional principal amounts. The group has entered into a series of long dated interest rate swaps to hedge future debt. Economically these act to fix debt within the group which is denominated as floating rate, but do not achieve hedge accounting under the strict criteria of IAS 39. This has led to a £24.3 million charge (2007: credit of £52.7 million) in the income statement.

Some of the group's debt is index linked, that is its cost is linked to changes in the Retail Price Index (RPI). This debt provides an economic hedge for Severn Trent Water's revenues and regulatory asset values that are also RPI linked under its regulatory regime.

Financial liabilities analysed by interest rate after taking account of various interest rate swaps entered into by the group

As at 31 March 2008	Non interest bearing liabilities £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Bank loans and overdrafts	–	500.8	101.0	141.9	743.7
Other loans	–	745.2	1,334.0	878.9	2958.1
Finance leases	–	209.1	176.3	–	385.4
Other financial liabilities	40.3	–	–	–	40.3
	40.3	1,455.1	1,611.3	1,020.8	4,127.5
Impact of interest rate swap not matched against specific debt instruments	–	(873.4)	873.4	–	–
	40.3	**581.7**	**2,484.7**	**1,020.8**	**4,127.5**
Weighted average interest rate			5.9%		
Weighted average period for which interest is fixed (years)			15.6		

As at 31 March 2007	Non interest bearing liabilities £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Bank loans and overdrafts	–	151.9	175.0	135.8	462.7
Other loans	–	1,207.6	742.9	449.1	2,399.6
Finance leases	–	240.6	167.9	–	408.5
Other financial liabilities	32.7	–	–	–	32.7
	32.7	1,600.1	1,085.8	584.9	3,303.5
Impact of interest rate swap not matched against specific debt instruments	–	(1,072.6)	1,072.6	–	–
	32.7	**527.5**	**2,158.4**	**584.9**	**3,303.5**
Weighted average interest rate			5.7%		
Weighted average period for which interest is fixed (years)			13.5		

Investments in interest earning assets analysed by currency after taking account of various currency swaps entered into by the group

31 March 2008	Non interest bearing liabilities £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Available for sale financial assets	0.1	–	–	–	0.1
Loans and receivables	199.4	–	–	–	199.4
Cash and cash equivalents	–	654.4	–	–	654.4
	199.5	**654.4**	**–**	**–**	**853.9**

31 March 2007	Non interest bearing liabilities £m	Floating interest rate £m	Fixed interest rate £m	Index linked £m	Total £m
Available for sale financial assets	0.2	–	–	–	0.2
Loans and receivables	181.3	–	–	–	181.3
Cash and cash equivalents	–	143.2	–	–	143.2
	181.5	**143.2**	**–**	**–**	**324.7**

Interest rate sensitivity analysis

The sensitivity of the group's financial instruments to changes in interest rates at 31 March was as follows:

	2008		2007	
Impact on	**+0.5%**	**–0.5%**	+0.5%	–0.5%
Profit or loss	**(0.5)**	**0.5**	(1.3)	1.3
Equity	**(1.4)**	**1.4**	(4.2)	4.2

Inflation rate sensitivity analysis

The sensitivity of the group's financial instruments to changes in impact on inflation at 31 March was as follows. This analysis excludes any impact on Severn Trent Water's revenues and Regulatory Capital Value:

	2008		2007	
Impact on	+1.0%	-1.0%	+0.5%	-0.5%
Profit or loss	**(7.4)**	**7.4**	(2.1)	2.1
Equity	**(7.4)**	**7.4**	(2.1)	2.1

Exchange rate risk

The group operates internationally and is exposed to foreign exchange risk arising from net investments in foreign operations, primarily with respect to the US dollar and the euro. However, since substantially all of the group's profits and net assets arise from Severn Trent Water, which has no significant exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

The group has a significant value of foreign currency debt, primarily in US dollars, yen and euros. Foreign exchange risk arises when transactions are denominated in a currency that is not the entity's functional currency. To manage the foreign exchange risk arising from foreign currency debt the group enters into cross currency swaps with external parties.

The group's risk management policy is to hedge 100% of all foreign currency denominated debt. At 31 March 2008 all foreign currency denominated debt was hedged (2007: 100%).

Foreign currency sensitivity analysis

Since substantially all of the group's profits and net assets arise from Severn Trent Water which has no exposure to changes in exchange rates, the sensitivity of the group's results to changes in exchange rates is not material.

Monetary assets and liabilities by currency, excluding functional currency

Certain of the group's subsidiaries operate in markets where the local currency is different from the functional currency of the operation. Exchange risks relating to such operations are managed centrally by Group Treasury through forward contracts to buy or sell currency. External foreign exchange contracts are designated at group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis. The net amount of foreign currency assets and liabilities and the forward contracts that have been taken out to hedge the exchange risks on these assets and liabilities and on future committed transactions are summarised below.

As at March 31 2008

Net foreign currency monetary assets

	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of operation				
Sterling	(0.3)	1.0	–	0.7
US dollar	–	3.8	–	3.8
Euro	–	–	–	–
Total	**(0.3)**	**4.8**	**–**	**4.5**

As at March 31 2007

Net foreign currency monetary assets

	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of operation				
Sterling	0.2	1.0	–	1.2
US dollar	–	–	–	–
Euro	–	–	–	–
Total	**0.2**	**1.0**	**–**	**1.2**

ii) Credit risk

Operationally, the group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history, other than in Severn Trent Water, whose operating licence obliges it to continue to supply domestic customers even in cases where bills are not paid. Amounts provided against accounts receivable and movements on the provision during the year are disclosed in note 24.

For financing purposes, derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

Credit risk analysis

Rating	**Credit limit 2008 £m**	Credit limit 2007 £m	Amount outstanding at 31 March **2008 £m**	2007 £m
AAA	**750**	650	**20.4**	13.2
Double A range	**1,250**	1,350	**537.7**	158.9
Single A range	**50**	200	**1.2**	9.0
	2,050	2,200	**559.3**	181.1

The amounts of derivative assets analysed by credit ratings of counterparties were as follows:

	Cross currency swaps		Interest rate swaps not hedges		Interest rate swaps cash flow hedges	
Rating	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
AAA	**35.7**	0.4	**–**	–	**–**	1.9
Double A range	**15.2**	1.2	**3.7**	12.5	**0.1**	2.0
Single A range	**2.0**	1.5	**–**	–	**–**	–
	52.9	3.1	**3.7**	12.5	**0.1**	3.9

iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash balances and the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Group Treasury manages liquidity and flexibility in funding by monitoring forecast and actual cash flows and the maturity profile of financial assets and liabilities and by keeping committed credit lines available.

At the balance sheet date the group had the following committed undrawn borrowing facilities available:

	2008 £m	2007 £m
Expiring within one year	**–**	–
Expiring in more than one, but not more than two years	**41.7**	–
Expiring in more than two, but not more than five years	**458.3**	500.0
	500.0	500.0

In addition, the group has a committed facility of £80.0 million (2007: £80.0 million), of which up to £60 million may be drawn in the form of money market borrowings and the balance not utilised by such drawings may be drawn as overdraft. The amount undrawn at the year end was £80.0 million (2007: £47.2 million)

Financial liabilities analysed by maturity date

The following tables detail the group's remaining contractual maturity for its non derivative financial liabilities. The information presented is based on the earliest date on which the group can be required to pay and represents the undiscounted cash flows including principal and interest.

	Financial liabilities falling due				
31 March 2008	Within one year £m	Between one and two years £m	Between two and five years £m	After more than five years £m	Total £m
Bank overdrafts	1.0	–	–	–	1.0
Bank loans	238.5	128.3	69.0	547.7	983.5
Other loans	337.1	198.7	448.2	8,954.4	9,938.4
Finance leases	57.3	61.4	113.5	311.2	543.4
Other financial liabilities	40.3	–	–	–	40.3
Total	**674.2**	**388.4**	**630.7**	**9,813.3**	**11,506.6**

Other loans includes index linked debt with maturities of up to 60 years.

31 March 2007	Financial liabilities falling due Within one year £m	Between one and two years £m	Between two and five years £m	After more than five years £m	Total £m
Bank overdrafts	0.1	–	–	–	0.1
Bank loans	103.1	21.5	135.6	371.9	632.1
Other loans	265.1	240.0	338.2	6,189.0	7,032.3
Finance leases	52.9	58.8	146.8	330.0	588.5
Other financial liabilities	32.7	–	–	–	32.7
Total	**453.9**	**320.3**	**620.6**	**6,890.9**	**8,285.7**

The following tables detail the group's liquidity analysis for its derivative financial instruments. The tables have been drawn up based on the undiscounted net cash inflows and outflows on the derivative financial instruments that settle on a net basis and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest and foreign currency rates as illustrated by the yield curves existing at the balance sheet date.

31 March 2008	Financial assets falling due Within one year £m	Between one and two years £m	Between two and five years £m	After more than five years £m	Total £m
Instruments settled net:					
Interest rate swaps	29.7	1.1	0.9	34.9	66.6
Instruments settled gross:					
Cross currency swaps					
Cash receipts	47.7	46.2	60.6	44.6	199.1
Cash payments	(34.4)	(36.4)	(48.7)	(35.3)	(154.8)
Net cash flow	13.3	9.8	11.9	9.3	44.3
Total	**43.0**	**10.9**	**12.8**	**44.2**	**110.9**

31 March 2008	Financial liabilities falling due Within one year £m	Between one and two years £m	Between two and five years £m	After more than five years £m	Total £m
Instruments settled net:					
Interest rate swaps	(3.1)	(6.4)	(12.6)	(82.4)	(104.5)
Instruments settles gross:					
Cross currency swaps					
Cash receipts	70.8	64.2	77.1	386.1	598.2
Cash payments	(89.5)	(68.9)	(93.2)	(383.7)	(635.3)
Net cash flow	(18.7)	(4.7)	(16.1)	2.4	(37.1)
Total	**(21.8)**	**(11.1)**	**(28.7)**	**(80.0)**	**(141.6)**

31 March 2007	Financial assets falling due Within one year £m	Between one and two years £m	Between two and five years £m	After more than five years £m	Total £m
Instruments settled net:					
Interest rate swaps	5.3	6.7	9.1	17.0	38.1
Instruments settles gross:					
Cross currency swaps					
Cash receipts	1.5	12.0	32.2	–	45.7
Cash payments	(2.1)	(10.7)	(12.9)	–	(25.7)
Net cash flow	(0.6)	1.3	19.3	–	20.0
Total	**4.7**	**8.0**	**28.4**	**17.0**	**58.1**

31 March 2007	Within one year £m	Between one and two years £m	Between two and five years £m	After more than five years £m	Total £m
	Financial liabilities falling due				
Instruments settled net:					
Interest rate swaps	(0.5)	(1.2)	(4.6)	(142.2)	(148.5)
Instruments settles gross:					
Cross currency swaps					
Cash receipts	47.6	77.4	78.2	229.0	432.2
Cash payments	(71.2)	(127.1)	(104.9)	(278.4)	(581.6)
Net cash flow	(23.6)	(49.7)	(26.7)	(49.4)	(149.4)
Total	**(24.1)**	**(50.9)**	**(31.3)**	**(191.6)**	**(297.9)**

g) Hedge accounting

The group uses derivative financial instruments to hedge exposures to changes in exchange rates and interest rates. Hedge accounting is adopted for such instruments where the criteria set out in IAS 39 are met.

i) Fair value hedges

The group raises debt denominated in currencies other than sterling – principally US dollar and euro. Cross currency swaps are entered into at the time that the debt is drawn down to swap the proceeds into sterling debt bearing interest based on LIBOR in order to mitigate the group's exposure to exchange rate fluctuations. The terms of the receivable leg of the swap closely match the terms of the underlying debt hence the swaps are expected to be effective hedges. At the year end the amounts of cross currency swaps designated as fair value hedges was as follows:

	Notional principal amount		Fair value	
	2008 £m	2007 £m	**2008 £m**	2007 £m
US dollar	**55.5**	56.1	**(6.7)**	(8.4)
Euro	**581.0**	409.2	**21.8**	0.5
Yen	**251.8**	254.8	**(2.0)**	(55.4)
Czech krona	**100.3**	37.8	**24.6**	2.4
Other	**14.7**	14.5	**1.9**	(1.3)
	1,003.3	772.4	**39.6**	(62.2)

ii) Cash flow hedges

The group has entered into interest rate swap contracts under which it has agreed to exchange the difference between fixed and floating interest rate amounts calculated on agreed notional principal amounts. Such contracts enable the group to mitigate the risk of changing interest rates on the future cash flow exposures arising from issued variable rate debt. The group has also entered into a number of interest rate swap contracts with start dates set at annual intervals throughout the AMP4 regulatory period. Such contracts enable the group to mitigate the risk of changing interest rates on debt which is highly probable to be issued over the AMP4 period to fund Severn Trent Water's capital programme and have been accounted for as cash flow hedges. The fair value of interest rate swaps at the balance sheet date is determined by discounting the future cash flows using the yield curves prevailing at the balance sheet date and the credit risk inherent in the contract.

The interest rate swaps settle net on a biannual basis. The floating rate on the interest rate swaps is six months LIBOR.

Details of interest rate swaps that have been accounted for as cash flow hedges are summarised below:

	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2008 %**	2007 %	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Less than 1 year	**–**	–	**–**	–	**–**	–
1-2 years	**–**	–	**–**	–	**–**	–
2-5 years	**4.76**	4.74	**142.0**	236.0	**(0.1)**	–
More than 5 years	**5.18**	–	**14.7**	–	**(1.5)**	(0.5)
			156.7	236.0	**(1.6)**	(0.5)

Changes in the amounts deferred in equity during the period relating to cash flow hedges were as follows:

	2008 £m	2007 £m
Fair value gains/(losses) deferred in equity at start of the period	**4.1**	(2.4)
Fair value (losses)/gains recognised in equity in the period	**(2.3)**	6.4
Fair value gains transferred to finance costs in the period	**4.6**	0.1
Fair value gains deferred in equity at end of the period	**6.4**	4.1

During the period the group has ceased to account for certain forward start swaps as cash flow hedges because the group was not able to identify specific debt instruments that would enable the strict hedge accounting criteria of IAS 39 to be met when the swaps started. Fair value losses amounting to £0.5 million relating to these swaps that had been taken directly to equity will be transferred to the income statement on a straight line basis over the remaining lives of the swaps. Any future changes in the fair values of the swaps will be recorded in the income statement.

Details of interest rate swaps that have not been accounted for as cash flow hedges, including those where hedge accounting has been discontinued in the period, are summarised below:

Contracts where the group pays fixed interest	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2008 %**	2007 %	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Less than 1 year	**-**	–	**-**	–	**-**	–
1-2 years	**-**	–	**-**	–	**-**	–
2-5 years	**5.34**	4.91	**213.0**	413.0	**(1.8)**	(1.8)
5-10 years	**6.32**	6.32	**235.0**	225.0	**(18.8)**	(13.4)
10-20 years	**-**	–	**-**	–	**-**	–
20-30 years	**4.83**	4.83	**560.0**	560.0	**(42.7)**	(35.4)
			1,008.0	1,198.0	**(63.3)**	(50.6)

During the year the group cancelled swaps with a notional value of £338 million.

Contracts where the group receives fixed interest	Average contract fixed interest rate		Notional principal amount		Fair value	
Period to maturity	**2008 %**	2007 %	**2008 £m**	2007 £m	**2008 £m**	2007 £m
5-10 years	**5.18**	5.18	**200.0**	200.0	**(0.8)**	(6.9)
			200.0	200.0	**(0.8)**	(6.9)

23 Inventory

	2008 £m	2007 £m
Inventory and work in progress	**24.8**	22.4

24 Trade and other receivables

	2008 £m	2007 £m
Trade receivables	**282.8**	256.0
Less provision for impairment of receivables	**(83.4)**	(74.7)
Trade receivables – net	**199.4**	181.3
Receivables from related parties	**0.2**	0.3
Other amounts receivable	**24.9**	37.8
Prepayments and accrued income	**209.6**	167.7
	434.1	387.1

The carrying values of trade and other receivables are reasonable approximations of their fair values.

There is no concentration of credit risk with respect to trade receivables.

Prepayments and accrued income include £13.3 million (2007: £8.2 million) in respect of amounts due from customers for contract work and £42.4 million (2007: £19.1 million) which is recoverable after more than one year.

Credit control policies and procedures are determined at the individual business unit level. By far the most significant business unit of the group is Severn Trent Water, which represents 82% of group turnover and 67% of trade receivables. Severn Trent Water has a statutory obligation to provide water and sewerage services to customers within its region. Therefore there is no concentration of credit risk with respect to its trade receivables and the credit quality of its customer base reflects the wealth and prosperity of all of the commercial businesses and domestic households within its region. None of the other business units are individually significant to the group.

24 Trade and other receivables continued

Movements on the doubtful debts provision were as follows:

	2008 £m	2007 £m
Balance at the beginning of the period	**74.7**	70.1
Amounts written off during the period	**(14.0)**	(18.3)
Amounts recovered during the year	**(0.7)**	-
Increase in allowance recognised in profit or loss	**23.4**	22.9
Balance at end of year	**83.4**	74.7

Included in trade receivables are balances with a carrying amount of £170.5 million (2007: £141.8 million) which were past due at the reporting date but for which no specific provision has been made as the collective impairment recorded against such assets is considered to be sufficient allowance for the risk of non collection of such balances.

The aged analysis of past due receivables that were not individually impaired was as follows:

	2008 £m	2007 £m
0-90 days	**70.6**	59.7
91-365 days	**61.0**	69.5
1-2 years	**22.7**	9.3
2-3 years	**13.3**	3.0
More than 3 years	**2.9**	0.3
Total	**170.5**	141.8

Included in the allowance for doubtful debts are provisions against specific trade receivables amounting to £7.4 million (2007: £3.8 million). The age of the impaired receivables was as follows:

	2008 £m	2007 £m
60-90 days	**0.2**	1.1
91-365 days	**0.9**	0.3
1-2 years	**0.7**	0.3
2-3 years	**3.6**	0.1
More than 3 years	**3.1**	3.2
Total	**8.5**	5.0

25 Cash and cash equivalents

	2008 £m	2007 £m
Cash at bank and in hand	**46.0**	43.2
Short term bank deposits	**608.4**	100.0
	654.4	143.2

Of the £608.4 million of short term bank deposits, £47.7 million (2007: £51.5 million) is not available for use by the group as it is held as security for insurance obligations.

Net cash and cash equivalents include the following for the purposes of the cash flow statement:

	2008 £m	2007 £m
Cash and cash equivalents	**654.4**	143.2
Bank overdrafts (note 26)	**(1.0)**	(0.1)
	653.4	143.1

26 Borrowings

	2008 £m	2007 £m
Bank overdrafts	**1.0**	0.1
Bank loans	**742.7**	462.6
Other loans	**2,958.1**	2,399.6
Obligations under finance leases	**385.4**	408.5
Borrowings	**4,087.2**	3,270.8

	2008 £m	2007 £m
The borrowings are repayable as follows:		
On demand or within one year (included in current liabilities)	**459.5**	631.8
In the second year	**233.5**	254.6
In the third to fifth years inclusive	**155.3**	296.2
After five years	**3,238.9**	2,088.2
Included in non current liabilities	**3,627.7**	2,639.0
	4,087.2	3,270.8

The group's borrowings are denominated in the following currencies after taking account of cross currency swaps:

	2008 £m	2007 £m
Sterling	**4,085.4**	3,269.1
Euro	**1.8**	1.7
	4,087.2	3,270.8

The fair values of the group's borrowings were:

	2008 £m	2007 £m
Bank overdrafts	**1.0**	0.1
Bank loans	**611.4**	429.7
Other loans	**2,646.7**	2,170.1
Obligations under finance leases	**603.7**	408.5
	3,862.8	3,008.4

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments.

Fixed interest debt has a weighted average interest rate of 5.9% (2007: 5.7%) for a weighted average period of 15.6 years (2007: 13.5 years).

Further details of bank facilities are given in note 22.

Obligations under finance leases are as follows:

	2008 £m	2007 £m
Gross obligations under finance leases	**543.5**	588.2
Less future finance charges	**(158.1)**	(179.7)
Present value of lease obligations	**385.4**	408.5

A maturity analysis of gross obligations under finance leases is presented in note 22.

Net obligations under finance leases fall due as follows:

	2008 £m	2007 £m
Within one year	**39.6**	32.7
In the second year	**43.0**	40.9
In the third to fifth years inclusive	**74.9**	105.6
After five years	**227.9**	229.3
	345.8	375.8
	385.4	408.5

The remaining terms of finance leases ranged from 3 to 24 years at 31 March 2008. Interest terms are set at the inception of the lease. Leases with capital outstanding of £176 million (2007: £168 million) bear fixed interest at a weighted average rate of 5.4% (2007: 5.2%). The lease obligations are secured against the related assets. The fair value of the finance lease obligations is not significantly different from their carrying value.

There were no contingent rents, escalation clauses or material renewal or purchase options. The terms of the finance leases do not impose restrictions on dividend payments, additional debt or further leasing.

27 Trade and other payables

	2008 £m	2007 £m
Current liabilities		
Trade payables	**40.3**	32.7
Social security and other taxes	**6.9**	6.7
Other payables	**41.4**	34.2
Accruals and deferred income	**334.8**	331.5
	423.4	405.1
Non current liabilities		
Deferred income	**214.6**	183.0
Accrued expenses	**5.8**	5.3
	220.4	188.3

The directors consider that the carrying value of trade payables is not materially different from their fair values.

Accruals and deferred income includes nil (2007: £2.5 million) in respect of amounts due to customers for contract work.

28 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the group and movements thereon during the current and prior reporting period.

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Tax losses £m	Fair value of financial instruments £m	Other £m	Total £m
At 1 April 2006	931.6	(66.6)	(0.1)	(30.8)	36.1	870.2
Charge/(credit) to income	(8.4)	17.7	(8.6)	14.7	9.0	24.4
Charge/(credit) to equity	–	(4.3)	–	3.2	(0.6)	(1.7)
Disposals	(3.5)	12.6	0.7	–	(12.3)	(2.5)
Exchange differences	(0.1)	–	0.3	–	0.5	0.7
At 1 April 2007	919.6	(40.6)	(7.7)	(12.9)	32.7	891.1
Charge/(credit) to income	(57.0)	14.2	(1.1)	(8.3)	(22.2)	(74.4)
Charge/(credit) to equity	–	(8.9)	–	1.7	(1.3)	(8.5)
Exchange differences	–	–	0.1	–	–	0.1
At 31 March 2007	**862.6**	**(35.3)**	**(8.7)**	**(19.5)**	**9.2**	**808.3**

Certain deferred tax assets and liabilities have been offset. The offset amounts are as follows:

	2008 £m	2007 £m
Deferred tax asset to be recovered after more than 12 months	**(23.9)**	(44.8)
Deferred tax asset to be recovered within 12 months	–	(4.7)
	(23.9)	(49.5)
Deferred tax liability to be recovered after more than 12 months	**832.2**	937.8
Deferred tax liability to be recovered within 12 months	–	2.8
	832.2	940.6
	808.3	891.1

In addition to the amounts disclosed above, at 31 March 2007 the group had unused tax losses of £4.9 million available for offset against future profits. No asset had been recognised for these losses since it was not considered probable that there would be sufficient taxable profits available against which the losses could be utilised. In the year ended 31 March 2008 the unused losses have been recognised in full.

The draft Finance Act 2008 involves legislation which, if enacted, would prevent the group from claiming industrial buildings allowances on affected assets after 31 March 2011. The current best estimate of the impact of this legislation is that it would increase the group's deferred tax liability by £168 million.

29 Retirement benefit schemes

Defined benefit schemes

a) Background

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are funded to cover future salary and pension increases and their assets are held in separate funds administered by trustees. The trustees are required to act in the best interests of the schemes' beneficiaries. A formal actuarial valuation of each scheme is carried out on behalf of the trustees at triennial intervals by an independent professionally qualified actuary. Under the defined benefit schemes, members are entitled to retirement benefits calculated as a proportion (varying between one thirtieth and one eightieth for each year of service) of their salary for the final year of employment with the group or, if higher, the average of the highest three consecutive years salary in the last 10 years of employment. The final salary sections of all of the pension schemes listed below are closed to new entrants and the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Pension Scheme (STPS)*	31 March 2004
Severn Trent Senior Staff Pension Scheme (SSPS)	31 March 2004
Severn Trent Water Mirror Image Pension Scheme	31 March 2006

*The STPS is by far the largest of the group's UK defined benefit schemes.

On the demerger of Biffa Plc the company entered into an agreement with that company and the trustees of the STPS, the SSPS and the UK Waste Pension Scheme (UKWPS) whereby the assets and liabilities relating to Biffa Plc employees in the STPS and the SSPS would be transferred to the UKWPS with effect from 31 March 2007. The net deficit relating to Biffa Plc employees at the demerger date was £39 million. This has been included in the net assets that formed the dividend in specie on demerger. The reduction in the deficit between the demerger date and 31 March 2007 was treated as an exceptional loss on settlement of £7.8 million.

The group has an obligation to pay pensions to a number of former employees, whose benefits would otherwise have been restricted by the Finance Act 1989 earnings cap. Provision for such benefits amounting to £6.4 million (2007: £7.5 million) is included as an unfunded scheme within the retirement benefit obligation.

b) Actuarial assumptions

The major assumptions used in the valuation of the STPS (also the approximate weighted average of assumptions used for the valuations of all group schemes) were as follows:

	2008 %	2007 %
Price inflation	**3.40**	3.00
Salary increases	**4.90**	4.50
Pension increases in payment and deferred	**3.40**	3.00
Discount rate	**6.40**	5.40
Long term rate of return on:		
Equities	**8.00**	8.25
Gilts	**4.55**	4.65
Corporate bonds	**6.40**	5.40
Property	**6.30**	6.55
Cash	**5.25**	5.25

The assumption for price inflation is derived from the difference between the yields on longer term fixed rate gilts and on index linked gilts. The discount rate is based on the annualised yield from the iBoxx over 15 year AA rated sterling corporate bond index. At 31 March 2008 the yield on this index was distorted by certain bonds that were exhibiting unusually high yields. These bonds have been excluded from the calculation of the discount rate.

The expected rate of return on scheme assets is based on market expectations at the beginning of the period for returns over the life of the benefit obligation. For gilts and corporate bonds the expected rates of return are based on market yields at the balance sheet date. For equities, an equity risk premium has been added to the gilt rate.

The mortality assumptions adopted are based on mortality tables applicable to the sex and year of birth of individual members, with the "medium cohort" allowance for future improvements in longevity. For men, the assumptions are based on the "00" series tables and for women, the "92" series, both projected to calendar year 2005 with medium cohort improvements to 2005 and a two year age rating applied. These have been based on a mortality investigation carried out in conjuction with the STPS, on behalf of the trustees, as at 31 March 2007.

For the year ended 31 March 2007 the revised mortality assumption had not been agreed when the financial statements were approved and the financial impact of the improvements in longevity amongst the scheme members was not known. The group applied a loading of 4.26% of liabilities as a reserve against longevity improvements, increasing the liabilities at 31 March 2007 by £60 million. Had the revised mortality assumption been in place at 31 March 2007, the increase in liabilities from this change in isolation would have been £4m less than the loading adopted.

29 Retirement benefit schemes continued

The life expectancies implied by the mortality assumptions adopted at each year end are as follows:

	2008	2007
Age to which current pensioners aged 65 are expected to live		
– men (years)	**85.1**	84.2
– women (years)	**88.2**	87.1
Age to which future pensioners aged 45 at the balance sheet date are expected to live		
– men (years)	**85.9**	84.9
– women (years)	**88.9**	88.0

The calculation of the scheme liabilities is sensitive to the actuarial assumptions and in particular to the assumptions relating to discount rate, price inflation and mortality. The following table summarises the estimated impact on scheme liabilities and service cost resulting from changes to key actuarial assumptions whilst holding all other assumptions constant.

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.1%	Increase/decrease by £25 million
Price inflation	Increase/decrease by 0.1%	Increase/decrease by £25 million
Mortality	Increase life expectancy by one year	Increase by £36.5 million

c) Amounts recognised in the income statement in respect of these defined benefit schemes

	2008 £m	2007 £m
Amounts charged to operating costs		
Current service cost	**(31.5)**	(41.1)
Past service cost	**–**	(0.4)
Exceptional settlement	**–**	(7.8)
	(31.5)	(49.3)
Amounts charged to finance costs		
Interest cost	**(80.6)**	(73.0)
Amounts credited to finance income		
Expected return on scheme assets	**93.4**	87.0
Total amount charged to the income statement	**(18.7)**	(35.3)

The actual return on scheme assets was a loss of £32.3 million (2007: gain of £76.4 million).

Actuarial gains and losses have been reported in the statement of recognised income and expense.

d) Amount included in the balance sheet arising from the group's obligations under defined benefit schemes

	2008 £m	2007 £m
Fair value of scheme assets:		
Equities	**757.5**	811.5
Gilts	**362.6**	248.5
Corporate bonds	**125.0**	103.2
Property	**76.6**	86.3
Cash	**10.6**	115.1
Total fair value of assets	**1,332.3**	1,364.6
Present value of defined benefit obligations – funded schemes	**(1,451.9)**	(1,492.2)
	(119.6)	(127.6)
Present value of defined benefit obligations – unfunded schemes	**(6.4)**	(7.5)
Liability recognised in the balance sheet	**(126.0)**	(135.1)

Movements in the fair value of the scheme assets were as follows:

	2008 £m	2007 £m
Fair value at 1 April	**1,364.6**	1,402.9
Expected return on scheme assets	**93.4**	87.0
Contributions from the sponsoring companies	**55.6**	97.4
Contributions from scheme members	**8.1**	7.5
Assets transferred to Biffa Plc	**–**	(162.5)
Actuarial losses recognised in the statement of recognised income and expense	**(125.7)**	(10.6)
Benefits paid	**(63.7)**	(57.1)
Fair value at 31 March	**1,332.3**	1,364.6

Movements in the present value of the defined benefit obligations were as follows:

	2008 £m	2007 £m
Present value at 1 April	**1,499.7**	1,624.8
Service cost	**31.5**	41.5
Exceptional loss on settlement	**–**	7.8
Interest cost	**80.6**	73.0
Contributions from scheme members	**8.1**	7.5
Liabilities transferred to Biffa Plc	**–**	(201.5)
Actuarial losses recognised in the statement of recognised income and expense	**(97.9)**	3.7
Benefits paid	**(63.7)**	(57.1)
Present value at 31 March	**1,458.3**	1,499.7

Of which:

	2008 £m	2007 £m
Amounts relating to funded schemes	**1,451.9**	1,492.2
Amount relating to the unfunded scheme	**6.4**	7.5
	1,458.3	1,499.7

e) Contributions to the schemes

Contribution rates are set in consultation with the trustees for each scheme and each participating employer. The demerger of Biffa Plc and other disposals have resulted in additional contributions being made in recent years. The average level of normal contributions (expressed as a proportion of pensionable payroll) paid to the STPS during the year was:

	2008 %	2007 %
Current service	**16**	16
Deficit funding	**14**	14
Total	**30**	30

The contribution levels will be revised following the finalisation of the actuarial valuation of the schemes as at 31 March 2007. Until such time as the contribution levels are agreed it is not possible to estimate the contributions that will be payable in the year ending 31 March 2009.

The history of actual and expected performance of pension scheme assets and liabilities is:

	2008 £m	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	**(1,458.3)**	(1,499.7)	(1,624.8)	(1,394.4)
Fair value of scheme assets	**1,332.3**	1,364.6	1,402.9	1,076.9
Deficit in the schemes	**(126.0)**	(135.1)	(221.9)	(317.5)
Difference between actual and expected return on scheme assets	**(125.7)**	(10.6)	179.1	37.5
Experience adjustments on scheme liabilities	**(97.9)**	3.7	(152.8)	5.7

Defined contribution schemes

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement. This was closed to new entrants on 1 April 2005 and replaced by the Severn Trent Stakeholder Pension Scheme.

The total cost charged to operating costs of £1.5 million (2007: £2.7 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. As at 31 March 2008, all contributions (2007: 100%) due in respect of the current reporting period had been paid over to the schemes.

30 Provisions

	Restructuring £m	Insurance £m	Onerous contracts £m	Terminated operations and disposals £m	Fines and penalties £m	Environmental and landfill restoration £m	Other £m	Total £
At 1 April 2006	7.6	28.7	2.2	4.5	–	66.8	0.4	110.2
Charged to income statement	1.1	9.0	3.1	4.5	–	2.6	0.8	21.1
Utilisation of provision	(5.4)	(8.1)	(0.5)	(3.1)	–	(4.0)	(0.7)	(21.8)
Unwinding of discount	–	–	–	–	–	1.2	–	1.2
Disposal of subsidiaries	–	(3.5)	(1.7)	–	–	(66.6)	–	(71.8)
At 1 April 2007	3.3	26.1	3.1	5.9	–	–	0.5	38.9
Charged to income statement	4.5	3.9	0.4	(0.1)	35.8	–	5.0	49.5
Utilisation of provision	(3.7)	(7.6)	–	–	–	–	(0.1)	(11.4)
Exchange difference	–	–	–	0.2	–	–	–	0.2
At 31 March 2008	**4.1**	**22.4**	**3.5**	**6.0**	**35.8**	–	**5.4**	**77.2**

	2008 £m	2007 £m
Included in		
Current liabilities	**50.4**	6.7
Non current liabilities	**26.8**	32.2
	77.2	38.9

The restructuring provision reflects costs to be incurred in respect of committed restructuring programmes.

Derwent Insurance Ltd, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 2(t). The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous or loss making contract provision relates to specific contractual liabilities either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to occur over a period of ten years from the balance sheet date.

Provisions relating to terminated operations and disposals include amounts that it is probable will be paid in respect of: claims arising from services performed by these businesses; overseas employee tax liabilities; and the indemnities described in note 38(c).

On 8 April 2008, Ofwat published its proposals to fine Severn Trent Water £35.8 million for misreporting customer service data and failure to meet Guaranteed Standards of Service in 2005. A provision has been made for the full amount of the proposed fine. The provision has been recorded on the basis that the best available evidence for making an estimate of the fines that will be payable is Ofwat's proposal. However, Ofwat's consultation relating to the fines remains open, and there is a right of appeal at its conclusion so the amounts that finally become payable might not be the amounts proposed by Ofwat.

Environmental and landfill restoration provisions reflected costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, for up to 30 years thereafter. Discounting was applied. Following the disposal of Biffa Belgium and the demerger of Biffa Plc the group no longer has any landfill operations.

Other provisions include a charge relating to third party legal costs incurred in the conclusion of a Water Technologies and Services arbitration to settle an interpretation on a long term operating service contract.

31 Share capital

	2008 £m	2007 £m
Total authorised share capital: 346,783,834 ordinary shares of $97\frac{17}{19}$p (2007: 346,783,834 ordinary shares of $97\frac{17}{19}$p)	**339.5**	339.5
Total issued and fully paid share capital: 234,600,076 ordinary shares of $97\frac{17}{19}$p (2007: 233,164,566 ordinary shares of $97\frac{17}{19}$p)	**229.7**	228.3

Changes in share capital were as follows:

	Number	£m
Ordinary shares of $97\frac{17}{19}$p		
At 1 April 2007	233,164,566	228.3
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 1,172p under the group's Employee Sharesave Scheme	1,292,897	1.3
Shares issued at 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	142,613	0.1
At 31 March 2008	**234,600,076**	**229.7**

32 Share premium

	2008 £m	2007 £m
At 1 April	**57.5**	48.6
Employee share option scheme	**6.8**	8.9
At 31 March	**64.3**	57.5

33 Other reserves

	Capital redemption reserve £m	Infrastructure reserve £m	Translation exchange reserve £m	Hedging reserves £m	Total other reserves £m
At 1 April 2006	156.1	314.2	17.8	(55.7)	432.4
Total recognised income for the period	–	–	(25.5)	12.1	(13.4)
At 1 April 2007	156.1	314.2	(7.7)	(43.6)	419.0
Total recognised income for the period	–	–	6.7	1.7	8.4
Transfers	–	–	(1.5)	1.5	–
At 31 March 2008	**156.1**	**314.2**	**(2.5)**	**(40.4)**	**427.4**

The capital redemption reserve arose on the redemption of B shares.

The infrastructure reserve arose on restating infrastructure assets to fair value as deemed cost on transition to IFRS.

The translation reserve arises from exchange differences on translation of the results and financial position of foreign subsidiaries as well as foreign exchange differences arising from hedges of net investment.

The hedging reserve arises from gains or losses on interest rate swaps taken directly to equity under the hedge accounting provisions of IAS 39 and the transition rules of IFRS 1.

34 Movement in shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m	Minority interests £m	Total £m
At 1 April 2006	227.2	48.6	432.4	1,188.2	1,896.4	2.6	1,899.0
Share options and LTIPs							
– proceeds from shares issued	1.1	8.9	–	–	10.0	–	10.0
– value of employees' services	–	–	–	3.6	3.6	–	3.6
Dividends	–	–	–	(739.5)	(739.5)	(1.0)	(740.5)
Deferred tax on share based payments	–	–	–	0.6	0.6	–	0.6
Demerger of Biffa Plc	–	–	–	(280.6)	(280.6)	–	(280.6)
Total recognised income for the period	–	–	(13.4)	257.1	243.7	1.5	245.2
At 1 April 2007	228.3	57.5	419.0	429.4	1,134.2	3.1	1,137.3
Share options and LTIPs							
– proceeds from shares issued	1.4	6.8	–	–	8.2	–	8.2
– value of employees' services	–	–	–	4.0	4.0	–	4.0
Dividends	–	–	–	(147.3)	(147.3)	(0.8)	(148.1)
Current tax on share based payments	–	–	–	2.7	2.7	–	2.7
Deferred tax on share based payments	–	–	–	(4.1)	(4.1)	–	(4.1)
Total recognised income for the period	–	–	8.4	194.9	203.3	1.9	205.2
At 31 March 2008	**229.7**	**64.3**	**427.4**	**479.6**	**1,201.0**	**4.2**	**1,205.2**

Retained earnings are stated after deducting £7.3 million (2007: £7.3 million) representing own shares purchased by the Severn Trent Employee Share Ownership Trust for certain senior employees under the Long Term Incentive Plan (LTIP). The main features of the LTIP are set out in the directors' remuneration report on pages 38 and 47. At 31 March 2008, the trust held 768,910 ordinary shares of $97\frac{17}{19}$p (2007: 819,240 ordinary shares of $97\frac{17}{19}$p).

The market value of these shares at 31 March 2008 was £10.9 million (2007: £11.7 million).

35 Share based payment

The group operates a number of share based remuneration schemes for employees. During the period, the group recognised total expenses of £4.0 million (2007: £3.6 million) related to equity settled share based payment transactions.

The weighted average share price during the period was £14.20 (2007: £13.82).

At 31 March 2008 the number of awards and options that were exercisable under each of the share based remuneration schemes was as follows:

	Number of exercisable options/ awards 2008	**Weighted average exercise price 2008**	Number of exercisable options/ awards 2007	Weighted average exercise price 2007
Long Term Incentive Plan	**–**	**–**	–	–
Employee Sharesave Scheme	**970,995**	**638p**	1,218,693	550p
Approved Share Option Scheme	**12,012**	**770p**	51,382	749p
Unapproved Share Option Scheme	**49,304**	**724p**	156,786	728p
	1,032,311		1,426,861	

i) Long Term Incentive Plan (LTIP)

Under the LTIP annual conditional awards of shares may be made to executive directors and senior staff. Awards are subject to performance conditions and continued employment throughout the vesting period. During the year awards over 126,189 shares (2007: 339,564 shares) were made to 32 employees (2007: 46 employees). The fair value of each award was £4.77 (2007: £6.04).

Details of changes in the number of awards outstanding during the year are set out below.

	Number of awards
Outstanding at 1 April 2006	2,540,004
Granted during the year	339,564
Cancelled during the year	(416,047)
Exercised during the year	(76,810)
Lapsed during the year	(929,074)
Outstanding at 1 April 2007	1,457,637
Granted during the year	126,189
Cancelled during the year	(16,635)
Lapsed during the year	(672,662)
Outstanding at 31 March 2008	894,529

Details of LTIP awards outstanding at 31 March 2008 were as follows:

Date of grant	Normal date of vesting	Number of shares 2008 £m	Number of shares 2007 £m
December 2004	2007	**–**	672,662
September 2005	2008	**467,696**	481,816
June 2006	2009	**300,644**	303,159
July 2007	2010	**126,189**	–
		894,529	1,457,637

The fair value of the LTIP awards made during the year was calculated using the Monte Carlo method using the principal assumptions set out below:

Assumptions	**2007/08**	2006/07
Expected volatility – Severn Trent Plc	**15%**	15%
– comparator group	**20%**	15-20%
Correlation between Severn Trent Plc and comparator group	**30%**	25%
Expected life (years)	**3**	3
Proportion of employees expected to cease employment before vesting	**0%**	0%

Severn Trent share price volatility is based on observations of historical weekly volatility over a three year period. Weekly volatility in the observed data varied between 10% and 20%.

For the 2007/08 award the comparator group is the companies ranked 51-150 in the FTSE index. Comparator group volatility was therefore based on observed volatility for the FTSE 250 index. Correlation between Severn Trent and the comparator group was based on the average pairwise correlation for companies in the FTSE 250. For the 2006/07 award the comparator group volatility was based on the actual observed volatility for the companies within the comparator group and the correlation between Severn Trent and the comparator group was calculated from the average pairwise correlation between Severn Trent and the companies within the comparator group.

The share price at the grant date was £13.70 (2007: £11.78).

Dividends 'paid' on shares during the vesting period are accumulated during the vesting period and released subject to achievement of the performance condition, in the same manner as the underlying shares. As a result a dividend yield assumption is not required.

Details of the basis of the LTIP awards are set out in the directors' remuneration report on pages 38 to 47.

ii) Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the board may grant the right to purchase ordinary shares in the company to those employees who have entered into an HMRC approved Save As You Earn contract for a period of three, five or seven years.

Details of changes in the number of options outstanding during the year are set out below.

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2006	5,715,075	641p
Granted during the year	561,552	1,172p
Forfeited during the year	(129,177)	693p
Cancelled during the year	(112,999)	734p
Exercised during the year	(1,124,660)	559p
Expired during the year	(24,239)	628p
Outstanding at 1 April 2007	4,885,552	717p
Granted during the year	643,788	1,221p
Forfeited during the year	(128,895)	823p
Cancelled during the year	(55,175)	914p
Exercised during the year	(1,293,356)	559p
Expired during the year	(18,277)	712p
Outstanding at 31 March 2008	**4,033,637**	**843p**

Sharesave options outstanding at 31 March 2008 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2008	Number of shares 2007
January 2000	2007	473p	–	284,939
January 2001	2008	568p	**79,406**	85,549
January 2002	2007 or 2009	548p	**82,807**	463,725
January 2003	2008 or 2010	536p	**560,996**	594,156
January 2004	2007, 2009 or 2011	592p	**401,026**	978,115
January 2005	2008, 2010 or 2012	759p	**894,078**	979,030
January 2006	2009, 2011 or 2013	823p	**860,438**	943,247
January 2007	2010, 2012 or 2014	1,172p	**513,194**	556,791
January 2008	2011 or 2013	1,221p	**641,692**	–
			4,033,637	4,885,552

The fair value of the Sharesave options granted during the year was calculated using the Black Scholes model. The principal assumptions were as follows:

Scheme year	2007/08		2006/07		
Scheme type	**3 year**	**5 year**	3 year	5 year	7 year
Expected volatility	**15%**	**15%**	15%	15%	15%
Risk free rate	**4.24%**	**4.29%**	5.19%	5.04%	4.92%
Expected dividend yield	**4.0%**	**4.0%**	4.0%	4.0%	4.0%
Proportion of employees expected to cease employment before vesting	**15.0%**	**17.0%**	15.0%	17.0%	13.0%
Expected life (years)	**3.25**	**5.25**	3.25	5.25	7.25
Fair value per share – sharesave	**307p**	**312p**	295p	305p	306p

Expected volatility is based on observations of historical weekly volatility over a three year period. Weekly volatility in the observed data varied between 10 and 20%.

The risk free rate is derived from yields at the grant date of gilts of similar duration to the Sharesave contracts.

The proportion of employees expected to cease employment before vesting is based on historically observed data.

The following data was used in the calculation of the fair value of the sharesave options.

Scheme year	2007/08		2006/07		
Scheme type	**3 year**	**5 year**	3 year	5 year	7 year
Share price at grant date	**1,520p**	**1,520p**	1,428p	1,428p	1,428p
Vesting period (years)	**3**	**5**	3	5	7
Option life (years)	**3.5**	**5.5**	3.5	5.5	7.5

35 Share based payment continued

ii) Employee Sharesave Scheme continued

The number of employees entering into sharesave contracts and the number of options granted during the year were as follows:

Scheme year	2007/08			2006/07		
Scheme type	**3 year**	**5 year**	**7 year**	3 year	5 year	7 year
Number of employees	**1,638**	**630**	**-**	1,420	511	96
Number of options granted	**384,033**	**259,755**	**-**	343,413	175,593	42,546

iii) Share Incentive Plan (SIP)

Under the SIP the board may grant share awards to employees of group companies. During the year the board has announced that it will make awards under the SIP, to Severn Trent Water and Severn Trent Plc employees, based on performance against Severn Trent Water's targets for its Key Performance Indicators. Eligible employees will be entitled to shares to a maximum value of £750. It is expected that these awards will be made in August 2008. SIP shares vest with the employees immediately.

iv) Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the board has granted directors and other executives options to purchase ordinary shares in the company. No awards have been made under this scheme since July 2003.

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2006	253,437	768p
Forfeited during the year	(86,656)	695p
Exercised during the year	(115,399)	800p
Outstanding at 1 April 2007	51,382	816p
Exercised during the year	(39,370)	830p
Outstanding at 31 March 2008	**12,012**	**770p**

Options outstanding under this scheme at 31 March 2008 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2008	2007
June 1998	2001-2008	1005p	**-**	8,956
June 1999	2002-2009	934p	**3,211**	12,677
June 2000	2003-2010	688p	**3,416**	14,360
July 2001	2004-2011	738p	**1,016**	7,722
June 2002	2005-2012	720p	**4,369**	7,667
			12,012	51,382

v) Unapproved Share Option Scheme

The board has granted executives options to purchase ordinary shares in the company under an unapproved share option scheme. No awards have been made under this scheme since July 2003.

Details of the movements in the share awards outstanding during the year are as follows:

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2006	745,084	724p
Forfeited during the year	(264,860)	691p
Exercised during the year	(329,216)	749p
Outstanding at 1 April 2007	151,008	728p
Exercised during the year	(101,704)	729p
Outstanding at 31 March 2008	**49,304**	**724p**

Options outstanding under this scheme at 31 March 2008 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2008	2007
June 1999	2002-2009	934p	**108**	5,899
June 2000	2003-2010	688p	**5,449**	36,758
July 2001	2004-2011	738p	**18,848**	58,897
June 2002	2005-2012	720p	**24,899**	49,454
			49,304	151,008

36 Disposal of subsidiaries

On 29 December 2006 the group sold Severn Trent Laboratories Inc to TestAmerica Holdings Inc.

The contract relating to the disposal of Severn Trent Laboratories Inc required adjustments to the consideration based on the values of certain assets and liabilities in completion accounts drawn up to the date of disposal. The completion accounts were agreed with the purchasers during the year ended 31 March 2008. This resulted in a further gain on disposal of £0.8 million which has been included in discontinued operations.

37 Cash flow statement

a) Reconciliation of operating profit to operating cash flows

	2008 £m	2007 £m
Profit before interest and tax from continuing operations	**400.7**	430.0
Profit before interest and tax from discontinued operations	**0.8**	34.9
	401.5	464.9
Depreciation of property, plant and equipment	**204.5**	254.5
Amortisation of intangible assets	**27.3**	29.4
Impairment of goodwill	**–**	31.5
Pension service cost	**31.5**	49.3
Pension contributions	**(55.6)**	(97.4)
Share based payments charge	**4.0**	3.6
Profit on sale of property, plant and equipment	**(1.7)**	(39.6)
Profit on sale of subsidiaries and associates	**–**	(24.5)
Deferred income released	**(5.2)**	(3.5)
Provisions charged to income statement	**49.5**	21.1
Utilisation of provisions for liabilities and charges	**(11.4)**	(21.8)
Increase in stocks	**(2.4)**	(4.5)
Increase in debtors	**(44.3)**	(92.0)
Increase in creditors	**48.2**	3.0
Cash generated from operations	**645.9**	574.0
Interest paid	**(153.5)**	(148.6)
Interest element of finance lease rental payments	**(20.6)**	(20.2)
Tax paid	**(76.2)**	(36.0)
Net cash inflow from operating activities	**395.6**	369.2

b) Analysis of net cash and cash equivalents

	2008 £m	2007 £m
Cash and cash equivalents	**654.4**	143.2
Bank overdrafts	**(1.0)**	(0.1)
	653.4	143.1

c) Non cash transactions

No additions to property, plant and equipment during the year were financed by new finance leases (2007: nil).

38 Contingent liabilities

a) Bonds and guarantees

Group undertakings have entered into bonds and guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

b) Regulatory matters

In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

In responding to the report Severn Trent Plc agreed to credit customers' accounts and reduce future tariffs.

The company also acknowledged that Ofwat may expect further amends to be made to customers.

Severn Trent Water has pleaded guilty to two offences relating to leakage data supplied to Ofwat in 2001 and 2002. A sentencing hearing to determine the amount of the fine began on 2 June 2008 and is due to resume on 1 July 2008. When concluded, Severn Trent Water will be able to commence discussions with Ofwat concerning further amends to be made to customers.

No reliable estimate can currently be made of the amount that will become payable as a result of the SFO charges or Ofwat's final conclusion in respect of the allegations of false reporting. Consequently no provision has been included in these financial statements in respect of these matters.

c) Disposal of subsidiaries

The group has given certain guarantees and indemnities in relation to disposals of businesses.

In June 2005 The Flemish Waste Agency (OVAM) instigated an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. Two of the Biffa Belgium companies were indicted by the Flemish prosecuting authorities on 13 December 2005.

On 3 March 2008 the company was informed by the purchaser of the Biffa Belgium companies that certain directors of those companies had been summoned to appear before the court in Antwerp. The Biffa Belgium companies were not summoned. However, under Flemish law the Biffa Belgium companies may be civilly liable for criminal penalties that may be levied upon the directors.

38 Contingent liabilities continued

Separately, the Nivelles Public Prosecutor issued a claim on 22 November 2006 against Biffa Belgium that may relate to the same matters investigated in the Flanders region.

Pursuant to the sale agreement of 11 May 2006, the group has given an indemnity in relation to certain costs that may be suffered by the former Biffa Belgium businesses as a result of these proceedings. A provision of £1.5 million is included in these financial statements for liabilities that may result from this indemnity.

On 5 March 2007 the group received notice of a claim for €23.4 million from Veolia Proprete SA alleging breach of warranty in relation to the disposal of Biffa Belgium. The group has subsequently received notice from Veolia of a further claim for €5 million relating to the same matter. The group considers that there is no basis for this claim and hence no provision has been recorded in the financial statements in relation to this matter.

The group is not aware of any other liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

39 Financial and other commitments

	2008 £m	2007 £m
Investment expenditure commitments		
Contracted for but not provided in the financial statements	**261.4**	242.7

In addition to these contractual commitments, Severn Trent Water has longer term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

At the balance sheet date the group had outstanding commitments for future minimum operating lease payments under non cancellable operating leases, which fall due as follows:

	2008 £m	2007 £m
Within one year	**6.2**	7.0
In the second to fifth years inclusive	**13.6**	17.0
After more than five years	**10.3**	10.0
	30.1	34.0

Operating lease payments represent rentals payable by the group for certain of its office properties, plant and equipment.

40 Post balance sheet events

Following the year end the board of directors has proposed a final dividend of 41.29p per share. Further details of this are shown in note 15.

41 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not included in this note. Transactions between the group and its associates and joint ventures are disclosed below.

Trading transactions

	Sale of goods		Purchase of goods		Amounts due from related parties		Amounts due to related parties	
	2008	2007 £m	2008	2007 £m	2008	2007 £m	2008	2007 £m
Cognica	**-**	-	**0.1**	0.1	**-**	-	**-**	-
SII	**12.4**	7.7	**-**	-	**13.7**	9.5	**-**	-
Detroit Water	**0.1**	0.2	**-**	-	**0.1**	-	**-**	-
	12.5	7.9	**0.1**	0.1	**13.8**	9.5	**-**	-

The related parties are associates and joint ventures in which the group has a participating interest.

Remuneration of key management personnel

Key management personnel comprise the executive directors and senior management of Severn Trent Plc, Severn Trent Water, and Severn Trent Services.

The remuneration of the directors is included within the amounts disclosed below. Further information about the remuneration of individual directors is provided in the audited part of the directors' remuneration report on pages 38 to 47.

	2008 £m	2007 £m
Short term employee benefits	**4.4**	6.4
Post employment benefits	**0.5**	0.8
Termination benefits	**1.1**	0.5
Share based payments	**0.8**	0.1
	6.8	7.8

42 Principal subsidiary undertakings and their directors

Details of the principal operating subsidiaries are given below. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next annual return.

Water and Sewerage

Severn Trent Water Ltd
2297 Coventry Road, Birmingham B26 3PU
Tel: 0121 722 4000

Directors

Sir John L Egan	A J Ballance
B Bulkin	R H Davey
M J Houston	M J Kane
M J Lamb	M J E McKeon
Baroness Noakes	A P Smith
A P Wray	

Water Technologies and Services

Severn Trent Services Inc
Suite 300, 580 Virginia Drive,
Ft Washington, Pennsylvania 19034 2707, US
Tel: 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors

D L Chester	L F Graziano
K J Kelly	

Severn Trent Environmental Services Inc
Park 10, 16337 Park Row
Houston, Texas 77084, US
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)

Directors

D L Chester	L F Graziano
K J Kelly	

Severn Trent Services Ltd
Park Lane, Minworth, Sutton Coldfield, West Midlands B76 9BL
Tel: 0121 313 2300

Directors

L F Graziano	R C McPheely
K A A Porritt	P M Senior

Severn Trent Water Purification Inc
3000 Advance Lane, Colmar
Pennsylvania 18915, US
Tel: 001 215 997 4000
(Incorporated and operational in the United States of America)

Directors

D L Chester	L F Graziano
K J Kelly	

Severn Trent Metering Services Ltd
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield S41 9PZ
Tel: 01246 456658

Directors

L F Graziano	R C McPheely
K A A Porritt	P M Senior

Severn Trent Services International Ltd
2308 Coventry Road, Birmingham B26 3JZ
Tel: 0121 722 6000

Directors

L F Graziano	R C McPheely
K A A Porritt	P M Senior

C2C Services Ltd
(80% owned)
2308 Coventry Road, Birmingham B26 3JZ
Tel: 0121 722 6000

Directors

W F Earp	A J Handford
B M Horner	R J Phillips
W G Weatherdon	E A Wilson

Severn Trent Laboratories Ltd
STL Business Centre, Torrington Avenue
Coventry CV4 9GU
Tel: 024 764 21213

Directors

L F Graziano	R C McPheely
K A A Porritt	P M Senior

Other businesses

Derwent Insurance Ltd
6A Queensway, PO Box 64, Gibraltar
Tel: 00 350 47529
(Insurance company – incorporated and operational in Gibraltar)

Directors

J Davies	N Feetham
F B Smith	F White
GT Fiduciary Services Limited	

Severn Trent Luxembourg Overseas Holdings SA
1A rue Thomas Edison L-1445 Strassen, Luxembourg
(Finance company registered and operational in Luxembourg)

Directors

D L Chester	L F Graziano
M J E McKeon	X Pauwels
D Robyns	F B Smith

Country of incorporation and main operation is Great Britain and registration is England and Wales unless otherwise stated.
All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares.

All subsidiary undertakings have been included in the consolidation.

As at 4 June 2008.

Independent auditors' report to the members of Severn Trent Plc

We have audited the parent company financial statements of Severn Trent Plc for the year ended 31 March 2008 which comprise the balance sheet, statement of total recognised gains and losses and the related notes 1 to 19. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Severn Trent Plc for the year ended 31 March 2008 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the directors' report is consistent with the parent company financial statements. The information given in the directors' report includes that specific information presented in the chairman's statement, the chief executive's review and the performance reviews that are cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2008;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
4 June 2008

Company balance sheet

At 31 March 2008

	Notes	2008 £m	2007 £m
Fixed assets			
Tangible fixed assets	2	**–**	0.1
Investments in subsidiaries	3	**3,387.1**	3,260.9
Derivative financial instruments		**4.6**	0.6
		3,391.7	3,261.6
Current assets			
Debtors	4	**49.8**	108.2
Derivative financial instruments		**1.0**	1.6
Cash at bank and in hand		**190.0**	498.0
		240.8	607.8
Creditors: amounts falling due within one year	5	**(748.4)**	(703.9)
Net current liabilities		**(507.6)**	(96.1)
Total assets less current liabilities		**2,884.1**	3,165.5
Creditors: amounts falling due after more than one year	6	**(131.2)**	(238.3)
Net assets		**2,752.9**	2,927.2
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	10	**229.7**	228.3
Share premium account	11	**64.3**	57.5
Other reserves	12	**144.0**	140.8
Retained earnings	13	**2,314.9**	2,500.6
Equity attributable to the company's equity shareholders	13	**2,752.9**	2,927.2

Signed on behalf of the board who approved the accounts on 4 June 2008.

Sir John Egan
Chairman

Michael McKeon
Finance Director

Company statement of total recognised gains and losses

For the year ended 31 March 2008

	2008 £m	2007 £m
Transfers		
Transfers to profit and loss account on cashflow hedges	**3.2**	3.2
Deferred tax on transfers to profit and loss account	**(0.9)**	(1.0)
	2.3	2.2
(Loss)/profit for the period	**(41.0)**	1,402.4
Total recognised gains and losses for the period	**(38.7)**	1,404.6

Notes to the company financial statements

1 Accounting policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and in accordance with applicable United Kingdom Accounting Standards and comply with the requirements of the United Kingdom Companies Act 1985 (the Act).

b) Tangible fixed assets and depreciation

Tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their estimated economic lives, which are principally as follows:

	Years
Buildings	30-60
Vehicles, computers and software	2-15

c) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair values of minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period. All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

d) Impairment of fixed assets and investments

Impairments of fixed assets and investments are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts. Impairments are recognised in the profit and loss account and, where material, are disclosed as exceptional.

e) Financial instruments

Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date with gains or losses being recognised in the income statement (see below).

Gains and losses are recognised in the profit and loss account when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derivative financial instruments and hedging activities

The company uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value for the reported balance sheet. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the profit and loss account where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in reserves, and the ineffective portion in the profit and loss account. The gains or losses deferred in reserves in this way are recycled through the profit and loss account in the same period in which the hedged underlying transaction or firm commitment is recognised in the profit and loss account.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the profit and loss account in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in reserves is kept in reserves until the forecast transaction occurs, or transferred to the profit and loss account if the forecast transaction is no longer expected to occur.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract or the host contract is not carried at fair value with gains and losses reported in the profit and loss account.

f) Investments

Investments in subsidiary undertakings are held at historical cost.

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in profit and loss or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in reserves is taken to the profit and loss account.

Other investments are classified as held to maturity when the company has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest rate method, with any gains or losses being recognised in the profit and loss account.

g) Share based payments
The company operates a number of equity settled, share based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using a pricing model, excluding the impact of any non market conditions. The number of awards expected to vest takes into account non market vesting conditions including, where appropriate, continuing employment by the group. The charge is adjusted to reflect shares that do not vest as a result of failing to meet a non market based condition.

h) Cash flow statement
The company has taken advantage of the exemption under Financial Reporting Statement 1 'Cash Flow Statements' and not produced a cash flow statement.

i) Deferred taxation
Deferred taxation is fully provided for in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that the group has an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are only recognised to the extent that taxable profits are expected to arise in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate.

j) Pensions
The company participates in the group's defined benefit and defined contribution pension schemes, details of which are set out in note 29 to the group financial statements. However, the company is currently unable to identify its share of assets and liabilities relating to the defined benefit schemes. The pension costs charged against the operating profit are the contributions payable to the scheme in respect of the accounting period in respect of the defined benefit and defined contribution schemes.

2 Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2007 and at 31 March 2008	**0.7**	**4.2**	**4.9**
Depreciation			
At 1 April 2007	0.7	4.1	4.8
Charge for year	–	0.1	0.1
At 31 March 2008	**0.7**	**4.2**	**4.9**
Net book value			
At 31 March 2008	**–**	**–**	**–**
At 31 March 2007	–	0.1	0.1

3 Investments

	Subsidiary undertakings		
	Shares £m	Loans £m	Total £m
At 1 April 2007	1,294.1	1,966.8	3,260.9
Additions/loans advanced	97.0	–	97.0
Disposals/loans repaid	–	(10.8)	(10.8)
Loans exchanged for shares	1,714.4	(1,714.4)	–
Foreign exchange movement	–	40.0	40.0
At 31 March 2008	**3,105.5**	**281.6**	**3,387.1**

Details of the principal subsidiaries of the company are given in note 42 of the group financial statements.

4 Debtors

	2008 £m	2007 £m
Amounts owed by group undertakings	**4.5**	94.0
Deferred tax	**5.9**	9.6
Other debtors	**0.1**	0.9
Corporation tax recoverable	**37.7**	–
Prepayments and accrued income	**1.6**	3.7
	49.8	108.2

5 Creditors: amounts falling due within one year

	2008 £m	2007 £m
Bank overdrafts	**–**	–
Other loans	**142.5**	551.2
Borrowings	**142.5**	551.2
Derivative financial instruments	**4.2**	18.8
Trade creditors	**–**	0.8
Amounts due to group undertakings	**590.6**	105.3
Other creditors	**–**	7.3
Taxation and social security	**0.2**	0.8
Corporation tax payable	**–**	6.0
Accrued expenses	**10.9**	13.7
	748.4	703.9

6 Creditors: amounts falling due after more than one year

	2008 £m	2007 £m
Borrowings – other loans	**108.1**	207.4
Derivative financial instruments	**23.1**	23.4
Other creditors	**–**	7.5
	131.2	238.3

7 Employee costs and auditors' remuneration

	2008 £m	2007 £m
Wages and salaries	**1.0**	10.7
Social security costs	**0.3**	0.8
Pension costs	**2.5**	1.0
Total employee costs	**3.8**	12.5

For details of directors' remuneration see the directors' remuneration report on pages 38 to 47.

Auditors' fees in respect of the company were £200,000 (2007: £200,000). For full details of the fees paid to the auditors by the group, see note 7 of the group financial statements.

Fees payable to Deloitte & Touche LLP and their associates for non audit services to the company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis.

8 Employee numbers

The average number of employees of the company (including executive directors) during the year was 14 (2007: 84).

All were based in the United Kingdom.

9 Borrowings

The fair value of the company's borrowings were:

	2008 £m	2007 £m
Other loans	**240.7**	711.3

Fair values are based on expected future cash flows discounted using LIBOR forward interest rates related to the expected timing of payments.

After taking into account interest and cross currency swaps, 100% of the company's borrowings are at fixed interest rates (2007: 38%). In 2007 the remainder of the company's debt was held at floating rate. Floating rate debt bears interest at LIBOR.

Fixed rate debt has a weighted average interest rate of 6.4% (2007: 6.4%) for a weighted average period of 6.2 years (2007: 7.2 years).

Borrowings analysed by maturity date

	2008 £m	2007 £m
Borrowings due within one year	**142.5**	551.2
Borrowings due after one year:		
Between one and two years	**46.1**	130.7
Between two and five years	**23.8**	53.4
After more than five years	**38.2**	23.3
Total borrowings due after one year	**108.1**	207.4
	250.6	758.6

Borrowing facilities

The company has the following undrawn committed borrowing facilities available at 31 March 2008:

	2008 £m	2007 £m
Expiring in more than one but not more than two years	**41.7**	–
Expiring in between two and five years	**458.3**	500.0
	500.0	500.0

In addition, the company has a committed facility of £80.0 million (2007: £80.0 million), of which up to £60 million may be drawn in the form of money market borrowings and the balance not utilised by such drawings may be drawn as overdraft. The amount undrawn at the year end was £80 million (2007: £47.2 million).

The facilities are in the joint names of the company and Severn Trent Water Ltd.

10 Share capital

	2008 £m	2007 £m
Total authorised share capital: 346,783,834 ordinary shares of $97\frac{17}{19}$p (2007: 346,783,834 ordinary shares of $97\frac{17}{19}$p)	**339.5**	339.5
Total issued and fully paid share capital: 274,600,076 ordinary shares of $97\frac{17}{19}$p (2007: 233,164,566 ordinary shares of $97\frac{17}{19}$p)	**229.7**	228.3

Changes in share capital were as follows:

	Number	£m
Ordinary shares of $97\frac{17}{19}$p		
At 1 April 2007	233,164,566	228.3
Shares issued at 473p, 536p, 548p, 568p, 592p, 759p, 823p or 1,172p under the group's Employee Sharesave Scheme	1,292,897	1.3
Shares issued at 688p, 720p, 738p, 934p, or 1,005.3p under the group's Share Option Scheme	142,613	0.1
At 31 March 2008	**234,600,076**	**229.7**

11 Share premium

	2008 £m	2007 £m
At 1 April	**57.5**	48.6
Employee share option scheme	**6.8**	8.9
At 31 March	**64.3**	57.5

12 Other reserves

	Capital redemption reserve £m	Hedging reserves £m	Special reserve £m	Total other reserves £m
At 1 April 2006	156.1	(18.5)	–	137.6
Cash flow hedges – transfer to net profit	–	3.2	–	3.2
Transfer from profit and loss account	–	–	711.3	711.3
Dividend in specie paid	–	–	(711.3)	(711.3)
At 1 April 2007	156.1	(15.3)	–	140.8
Cash flow hedges – transfer to net profit	–	3.2	–	3.2
At 31 March 2008	**156.1**	**(12.1)**	**–**	**144.0**

The capital redemption reserve arose on the repurchase of B shares. This is not distributable.

13 Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m
At 1 April 2006	227.2	48.6	137.6	2,548.7	2,962.1
Cash flow hedges					
– transfers to net profit	–	–	3.2	–	3.2
Share options and LTIPs					
– proceeds from shares issued	1.1	8.9	–	–	10.0
– value of employees' services	–	–	–	1.4	1.4
Net profit for the year	–	–	–	1,402.4	1,402.4
Transfer to special reserve	–	–	711.3	(711.3)	–
Dividend in specie paid	–	–	(711.3)	–	(711.3)
Dividends	–	–	–	(739.4)	(739.4)
Deferred tax on items posted directly to equity	–	–	–	(1.2)	(1.2)
At 1 April 2007	228.3	57.5	140.8	2,500.6	2,927.2
Cash flow hedges					
– transfers to net profit	–	–	3.2	–	3.2
Share options and LTIPs					
– proceeds from shares issued	1.4	6.8	–	–	8.2
– value of employees' services	–	–	–	4.0	4.0
Net loss for the year	–	–	–	(40.7)	(40.7)
Dividends	–	–	–	(147.3)	(147.3)
Deferred tax on items posted directly to equity	–	–	–	(1.7)	(1.7)
At 31 March 2008	**229.7**	**64.3**	**144.0**	**2,314.9**	**2,752.9**

In previous years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises and is not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit and loss account is presented for the company.

The dividend in specie paid represents the shares in Biffa Plc that were transferred to the shareholders of Severn Trent Plc to effect the demerger of Biffa Plc.

14 Employee share schemes

For details of employee share schemes and options granted over the shares of the company, including the calculation of the fair value of awards, see note 35 of the consolidated financial statements.

Details of LTIP conditional awards and share options granted by the company to its employees are set out below.

The company has charged £0.1 million (2007: £1.4 million) to the profit and loss account in respect of share based payments.

	2008		2007	
	Number of exercisable options/ awards	**Weighted average exercise price**	Number of exercisable options/ awards	Weighted average exercise price
Long Term Incentive Plan	–	–	–	–
Employee Sharesave scheme	**1,259**	**589.7p**	3,292	486.8p
	1,259		3,292	

i) Long Term Incentive Plan (LTIP)

Details of changes in the number of awards outstanding during the year are set out below:

	No of awards
Outstanding at 1 April 2006	871,860
Granted during the year	208,404
Vested during the year	(13,944)
Lapsed during the year	(359,494)
Outstanding at 1 April 2007	706,826
Granted during the year	45,148
Cancelled during the year	(12,708)
Lapsed during the year	(315,712)
Outstanding at 31 March 2008	**423,554**

14 Employee share schemes continued

Awards outstanding at 31 March 2008 were:

Date of grant	Normal date of vesting	Number of shares 2008	2007
December 2004	2007	-	315,712
September 2005	2008	**208,922**	219,115
June 2006	2009	**169,484**	171,999
July 2007	2010	**45,148**	-
		423,554	706,826

ii) Employee Sharesave scheme

	Number of share options	Weighted average exercise price
Outstanding at 1 April 2007	11,068	994p
Granted during the year	1,106	1,172p
Lapsed during the year	(535)	1,128p
Exercised during the year	(2,257)	1,065p
Outstanding at 31 March 2007	9,382	1,029p
Cancelled during the year	(3,007)	898p
Exercised during the year	(3,292)	487p
Outstanding at 31 March 2008	**3,083**	**780p**

Date of grant	Normal date of exercise	Option price	Number of shares 2008	2007
January 2000	2007	831p	-	2,688
January 2002	2007 or 2009	548p	**1,010**	1,614
January 2005	2008, 2010 or 2012	759p	**249**	249
January 2006	2009, 2011 or 2013	823p	**1,363**	3,725
January 2007	2010, 2012 or 2014	1,172p	**461**	1,106
			3,083	9,382

15 Pensions
The company operates a number of defined benefit schemes (being the Severn Trent Pension Scheme, the Severn Trent Water Mirror Image Pension Scheme and the Severn Trent Senior Staff Pension Scheme). In addition, the group operates an unfunded arrangement for certain employees whose earnings are above the pension cap.

Further details regarding the operation of these schemes are given in note 29 of the group financial statements.

The company is currently unable to identify its share of the underlying assets and liabilities from the group's defined benefit schemes, and hence it continues to account for the cost of contributions as if the scheme was a defined contribution scheme.

The pension charge for the year was £2.6 million (2007: £1.0 million).

16 Related party transactions
The company has taken advantage of the exemption under FRS 8 and not disclosed details of transactions with other undertakings within the Severn Trent group of companies.

17 Contingent liabilities
a) Bonds and guarantees
The company has entered into bonds and guarantees in the normal course of business. No liabilities are expected to arise in respect of either the bonds or guarantees.

b) Bank offset arrangements
The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each others' overdrawn balances to the extent of their credit balances, which can be offset against balances of participating companies.

18 Post balance sheet events
On 4 June 2008 the board of directors proposed a final dividend of 41.29p per share.

19 Dividends
For details of the dividends paid and proposed in 2007/08 and 2006/07 see note 15 in the group financial statements.

Five Year Summary

Continuing operations (IFRS)/Continuing and discontinued (UK GAAP)	IFRS 2008 £m	IFRS 2007 £m	IFRS 2006 (restated) £m	IFRS 2005 (restated) £m	UKGAAP 2004 (restated) £m
Turnover	**1,552.4**	1,480.2	1,455.3	1,252.3	2,015.1
Profit before interest, goodwill amortisation and exceptional items	**469.5**	405.3	393.0	309.5	440.6
Goodwill amortisation	**-**	-	-	–	(29.8)
Profit before interest, tax and exceptional items	**469.5**	405.3	393.0	309.5	410.8
Net exceptional items	**(68.8)**	24.7	(15.7)	(2.3)	11.6
Net interest payable before (losses)/gains on financial instruments	**(177.4)**	(153.8)	(163.9)	(164.1)	(168.0)
(Losses)/gains on financial instruments	**(31.0)**	48.8	(36.7)	–	–
Results of associates and joint ventures	**0.1**	0.5	1.1	0.7	–
Profit on ordinary activities before taxation	**192.4**	325.5	177.8	143.8	254.4
Current taxation on profit on ordinary activities	**(56.2)**	(58.5)	(61.5)	(19.1)	(33.3)
Deferred taxation	**74.4**	(18.4)	7.3	(34.3)	(36.3)
Profit on ordinary activities after taxation	**210.6**	248.6	123.6	90.4	184.8
Discontinued (IFRS)	**0.8**	20.0	99.4	67.7	–
Profit for the period	**211.4**	268.6	223.0	158.1	184.8
Net assets employed					
Fixed assets	**5,892.9**	5,675.5	6,391.6	6,290.8	5,803.9
Other net liabilities excluding net debt, retirement benefit obligation and provisions	**(217.3)**	(242.9)	(212.2)	(218.3)	(266.7)
Derivative financial instruments	**(26.1)**	(102.6)	(130.0)	-	–
Retirement benefit obligation	**(126.0)**	(135.1)	(221.9)	(317.5)	-
Provisions for liabilities and charges and deferred tax	**(885.5)**	(930.0)	(980.4)	(1,010.9)	(572.0)
Net assets held for sale	**-**	–	13.0	–	-
	4,638.0	4,264.9	4,860.1	4,744.1	4,965.2
Financed by					
Called up share capital	**229.7**	228.3	227.2	225.8	225.2
Reserves	**971.3**	905.9	1,669.2	1,621.8	1,988.5
Total shareholders' funds	**1,201.0**	1,134.2	1,896.4	1,847.6	2,213.7
Minority shareholders' interests	**4.2**	3.1	2.6	1.9	2.4
Net debt	**3,432.8**	3,127.6	2,961.1	2,894.6	2,749.1
	4,638.0	4,264.9	4,860.1	4,744.1	4,965.2
Statistics					
Earnings per share (continuing) (UK GAAP continuing and discontinued)	**89.3**	106.1p	52.9p	39.0p	80.3p
Adjusted earnings per share	**97.8**	82.4p	70.4p	52.6p	92.1p
Dividends per share (excluding special dividend)	**65.63**	61.45p	51.13	48.51p	47.04p
Dividend cover (before exceptional items and before deferred tax)	**1.3**	1.8	1.3	1.2	1.3
Gearing	**74.0%**	73.3%	60.9%	61.0%	55.4%
Ordinary share price at 31 March	**1,419p**	1,434p	1,117p	915p	761p
Average number of employees (FTE) – Water and Sewerage	**5,569**	5,289	5,188	5,106	4,998
– other	**2,814**	7,172	11,124	11,268	10,795

Following the implementation of UITF 38 – 'Accounting for ESOP Trusts', the 2004 balance sheet was restated to reflect shares held by the Severn Trent Employee Share Ownership Trust which have not vested unconditionally at the balance sheet date. The 2003 comparatives have not been restated for this in the above table.

Gearing has been calculated as net debt divided by the sum of equity and net debt.

Information for shareholders

Electronic communications and the Severn Trent Plc website
At the 2007 Annual General Meeting (AGM) a resolution, amending the articles of association, was passed allowing the company to communicate with shareholders either via the Severn Trent Plc website or by post. The company wrote to shareholders in April 2008 asking that they return the reply card enclosed, choosing to either:

- provide an email address to receive notifications when shareholder documentation is made available on the website; or
- continue to receive shareholder documentation in hard copy.

If the completed card was not returned then, in accordance with the Companies Act 2006, shareholders were deemed to have agreed to receive shareholder documentation via the Severn Trent Plc website. These shareholders, and those who have positively elected for website communication, were sent, on the publication date, a written notification that the 2008 shareholder documents are available to view on the Severn Trent Plc website at **www.severntrent.com**.

The new arrangements enable shareholders to access information immediately as it becomes available. By using electronic communications the company is also able to both reduce its impact on the environment from reducing the use of paper and the energy required for publication and distribution, and benefit from savings associated with reduced printing and mailing costs.

The Severn Trent Plc website at **www.severntrent.com** also provides company news and information, together with links to the company's operational businesses websites.

The investors' section of the website contains up to date information for shareholders including:

- comprehensive share price information;
- financial results;
- a history of dividend payment dates and amounts; and
- access to current and historical shareholder documents such as the Annual Report and Accounts.

Shareholders who register to receive shareholder documentation from Severn Trent Plc electronically can:

- view the Annual Report and Accounts on the day it is published;
- receive an email alert when shareholder documents are available;
- cast their AGM vote electronically; and
- manage their shareholding quickly and securely online, through Shareview.

Visit **www.shareview.co.uk** for more information and to register for electronic shareholder communications.

Severn Trent shareholder helpline
The company's registrar is Equiniti Limited. Equiniti's main responsibilities include:

- maintaining the shareholder register; and
- making dividend payments.

If you have any queries on the following matters you can contact Equiniti via one of the methods below:

- transfer of shares;
- change of name or address;
- amalgamating different share accounts (arising from inconsistencies in name or address details);
- lost share certificate;
- lost or out of date dividend cheques and other dividend queries;
- death of the registered holder of shares; or
- any other query relating to your Severn Trent shareholding.

Tel: 0871 384 2967*
Textphone: 0871 384 2255*

By post: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

E-mail: severntrent@equiniti.com

*calls to these numbers are charged at 8 pence per minute from a BT landline. Other telephony providers' costs may vary.

A range of frequently asked questions is also available at **www.shareview.co.uk**.

Dividend payments directly into bank accounts
Dividends can be paid automatically into your bank or building society account. This service has a number of benefits:

- there is no chance of the dividend cheque being lost in the post;
- no waiting for funds to clear as the cash is paid directly into the account on the payment date without the need to pay in the cheque and wait for it to clear;
- reduces the paper and postage we use; and
- beginning with the 2008/09 financial year, a single consolidated tax voucher will be issued at the end of each tax year, in April, in time for your self-assessment tax return.

Overseas dividend payments
A service has been established to provide shareholders in over 30 countries with the opportunity to receive Severn Trent dividends in their local currency. For a small administration fee, shareholders can have their dividends automatically converted from sterling and paid into their bank account, normally within five working days of the dividend payment date. For further details, please contact +44 121 4157044.

Buying and selling shares in the UK
If you wish to buy or sell certificated Severn Trent shares, you will need to use a stockbroker or high street bank which trades on the London Stock Exchange. There are also many telephone and online services available to you. If you are selling, you will need to present your share certificate at the time of sale. Details of a low cost dealing services may be obtained from **www.shareview.co.uk** or 0845 603 7037.

Shareholder security
Shareholders are advised to be wary of any unsolicited advice, offers to buy shares at a discount, or offers of free reports about the company. More detailed information can be found at **www.fsa.gov.uk/consumer**.

Unsolicited mail
The company is legally obliged to make its share register available to the general public. Consequently some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive please contact:

The Mailing Preference Service (MPS), DMA House, 70 Margaret Street, London W1W 8SS.

Alternatively, register online at **www.mpsonline.org.uk** or call the MPS Registration line on 0845 703 4599.

Share price information
As well as using the company website to view details of the current and historical Severn Trent share price, shareholders can find share prices listed in most national newspapers. Ceefax and Teletext pages also display share prices that are updated regularly throughout the trading day. For a real time buying or selling price, you should contact a stockbroker.

Gifting your shares
To transfer your shares to another member of your family as a gift, please request a gift transfer form from Equiniti. The completed transfer form together with the relevant share certificate(s) should be returned to Equiniti to record the change in ownership.

If you have a small number of shares and would like to donate them to charity, please ask Equiniti for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website at **www.sharegift.org** or by telephoning 0207 337 0501.

Financial calendar

18 June 2008	Ex-dividend date for 2007/08 final dividend
20 June 2008	Record date for 2007/08 final dividend
22 July 2008	AGM, International Convention Centre, Birmingham, B1 2EA
1 August 2008	Payment date for proposed 2007/08 final dividend
27 November 2008	Announcement date for 2008/09 interim results
16 January 2009	Payment date for proposed 2008/09 interim dividend



Severn Trent Plc
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Tel: 0121 722 4000
www.severntrent.com

Registered number: 2366619

END